   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 24, 1997


                                                      REGISTRATION NO. 333-34595
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 7

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                      LET'S TALK CELLULAR & WIRELESS, INC.
             (Exact name of Registrant as specified in its charter)
                             ---------------------

            FLORIDA                         5999,5065                        650292891
(State or other jurisdiction of   (Primary Standard Industrial           (I.R.S. Employer
incorporation or organization)     Classification Code Number)          Identification No.)

                             ---------------------
                             5200 N. W. 77TH COURT
                              MIAMI, FLORIDA 33166
                                 (305) 477-8255

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                                 NICOLAS MOLINA
                                BRETT BEVERIDGE
                      LET'S TALK CELLULAR & WIRELESS, INC.
                              800 BRICKELL AVENUE
                                   SUITE 400
                              MIAMI, FLORIDA 33131
                                 (305) 358-8255

           (Name, address, including zip code, and telephone number,
                  including area code, of agents for service)
                             ---------------------
                                WITH COPIES TO:

              JORGE L. FREELAND, ESQ.                                 MICHAEL L. FITZGERALD, ESQ.
             GREENBERG TRAURIG HOFFMAN                                     BROWN & WOOD LLP
           LIPOFF ROSEN & QUENTEL, P.A.                                 ONE WORLD TRADE CENTER
               1221 BRICKELL AVENUE                                    NEW YORK, NEW YORK 10048
               MIAMI, FLORIDA 33131                                         (212) 839-5300
                  (305) 579-0500                                        TELECOPY (212) 839-5599
              TELECOPY (305) 579-0717

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                PRELIMINARY PROSPECTUS DATED             , 1997

PROSPECTUS

                                2,337,245 SHARES


                           [LET'S TALK CELLULAR LOGO]

                                  COMMON STOCK
                            ------------------------

     Of the 2,337,245 shares of Common Stock offered hereby, 2,000,000 shares are being offered by Let's Talk Cellular & Wireless, Inc. (the "Company") and 337,245 shares are being offered by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders."



     Prior to the offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $12 and $14 per share. See "Underwriting" for a discussion of factors to be considered in determining the initial public offering price.



     The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "LTCW."


     SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=======================================================================================================================
                                             PRICE TO          UNDERWRITING         PROCEEDS TO     PROCEEDS TO SELLING
                                              PUBLIC            DISCOUNT(1)         COMPANY(2)         SHAREHOLDERS
-----------------------------------------------------------------------------------------------------------------------
Per Share..............................          $                   $                   $                   $
-----------------------------------------------------------------------------------------------------------------------
Total(3)...............................          $                   $                   $                   $
=======================================================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See
    "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $1,200,000.

(3) Certain shareholders have granted the Underwriters an option to purchase up to an additional 350,587 shares of Common Stock, exercisable within 30 days after the date hereof, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount, Proceeds to the Company and Proceeds to Selling Shareholders will
    be $          , $          , $          and $          , respectively. See
    "Underwriting."


                            ------------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or
about             , 1997.

                            ------------------------

MERRILL LYNCH & CO.                                         SALOMON BROTHERS INC
                            ------------------------
               The date of this Prospectus is             , 1997.

                              [PHOTOS/MAP OF U.S.]

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the underwriters' over-allotment option has not been exercised, and reflects a 3.289-for-one stock split effected on October 20, 1997. Fiscal year references are to the respective fiscal year ended July 31. References to Pro Forma Financial Information are to the information set forth herein under "Unaudited Pro Forma Financial Data," giving effect to the acquisition by the Company of Telephone Warehouse, Inc. and National Cellular, Incorporated (collectively, "Telephone Warehouse") as if such acquisition (the "Telephone Warehouse Acquisition") took place as of the beginning of the periods presented. Unless otherwise indicated, cellular and PCS industry statistics are obtained from the Cellular Telecommunications Industry Association ("CTIA") and Paul Kagan Associates, Inc. and paging industry statistics are obtained from The Strategis Group.

                                  THE COMPANY

     Let's Talk Cellular & Wireless, Inc. (together with its subsidiaries, the "Company") is the largest independent specialty retailer of cellular and wireless products, services and accessories in the United States, with 102 stores located in 12 states, the District of Columbia and Puerto Rico as of September 30, 1997. The Company's stores, located predominantly in regional shopping malls, seek to offer one-stop shopping for consumers to purchase cellular, personal communication system ("PCS"), paging, internet, satellite, and other wireless products and services and related accessories. The Company is also a leading wholesaler of cellular and wireless products and accessories to more than 1,000 accounts, consisting primarily of distributors, carriers and smaller independent retailers.

     The Company's business strategy is to offer the most extensive assortment of wireless products and services at everyday low prices supported by knowledgeable customer service, through conveniently located and attractively designed stores. The Company believes that this strategy provides it with a competitive advantage by combining the extensive product selection, competitive prices and operating efficiencies typical of a "big box" retailer with the superior customer service and upscale shopping experience characteristic of a specialty retailer. The Company offers wireless products from well-known, name-brand suppliers such as AT&T, Ericsson, Motorola, Nokia and Sony. The Company's stores typically sell up to 40 different makes and models of cellular and PCS phones and pagers and over 1,000 stock keeping units ("SKUs") of wireless products and accessories, such as batteries, home and car chargers, vehicle adapter kits and cases. The Company supports its broad product offering with knowledgeable and personalized customer service focused on educating the consumer and identifying the most appropriate products and services for each consumer's individual needs. The Company offers everyday low prices that are competitive with other retailers and supports this policy with price guarantee, upgrade and trade-in programs.

     The Company believes that its store level economics compare favorably to other retailing sectors. The Company has developed both kiosk and in-line mall stores, which average approximately 150 and 800 square feet in size, respectively. In fiscal 1997, comparable stores (stores owned and operated by the Company for at least 12 full months) generated average annual sales of approximately $500,000 (excluding two stores that generate substantially higher sales than other stores). In fiscal 1997, per store capital expenditures and initial inventory for new kiosks and in-line stores averaged approximately $66,000 and $141,000, respectively. Although sales per square foot vary by format, the Company's stores had average sales per square foot of approximately $1,000 in fiscal 1997.

     The Company's revenues are generated principally from four sources: retail sales, activation commissions paid by cellular carriers, residual payments and wholesale sales. Retail sales involve the sale of cellular, PCS and wireless products, such as phones, pagers and related accessories in the Company's retail outlets. Activation commissions are payments the Company receives from the applicable cellular carrier when a customer initially subscribes for the cellular carrier's services. The amount of the activation commission paid by cellular carriers is based upon various service plans offered by the carriers. Residual payments are monthly payments ("residual income") made by certain cellular carriers and pager customers. Cellular residual payments are based upon a percentage (usually 4-6%) of the customers' monthly service charges. Pager residual payments are received for the pager airtime that the Company buys wholesale from paging carriers and then resells to individuals and small businesses. Wholesale sales involve the sale of wholesale cellular and wireless products. Management believes the wholesale business, which was acquired as part of the Telephone Warehouse Acquisition, provides the Company with greater purchasing power and additional distribution capabilities that complement the Company's retail operations.

     The Company earns a profit on the cellular and PCS phones it retails as the purchase price and/or activation commission exceeds the cost of the products sold. The Company has recently made a strategic decision to accept increased activation commissions from carriers in certain markets, in lieu of monthly residual payments, to optimize cash flow and to facilitate the Company's growth strategy.

INDUSTRY DYNAMICS

     The wireless communications industry has grown substantially in recent years. Cellular telephone service has been one of the fastest growing markets within the industry. Since the inception of the cellular phone industry in 1983, the number of U.S. cellular subscribers has grown to approximately 44 million by year end 1996, having grown at an annual compound rate of 41% during the previous five years. It is estimated that as of December 1996, this subscriber base reflected an average market penetration of only 16.6%, based on the U.S. population. In 1996, PCS wireless services were introduced in selected regions of the U.S., which resulted in approximately 300,000 subscribers by year end. Paul Kagan Associates, Inc. projects that by the year 2000 the number of cellular and PCS subscribers in the U.S. will reach approximately 89 million. According to CTIA, approximately $24 billion was spent on cellular service in 1996.

     The paging market has also grown significantly. The number of U.S. pagers in service has grown to approximately 42 million by year end 1996, having grown at an annual compound rate of approximately 29% during the previous five years. It is estimated that as of December 1996, this subscriber base reflected an average market penetration of only 16%, based on the U.S. population. The Strategis Group projects that by the year 2000 the number of U.S. pagers in service will reach over 60 million. The Company believes that the U.S. market for wireless communications products and services will continue to expand due to advances in system technology and equipment, the emergence of new wireless technologies, such as PCS, lower equipment prices and service charges and increased consumer acceptance.

     The Company believes that a shift is occurring in the distribution of cellular and wireless services, products and accessories in the United States. For many years cellular and wireless products and services were distributed to consumers directly through telemarketing, direct mail, direct sales forces and, to a lesser extent, carrier-owned retail outlets. As wireless services and products have become more affordable, the market has expanded significantly and shifted to a broader consumer base, which purchases for, among other reasons, convenience and security purposes. In order to better access such a broad consumer base, management believes carriers will seek multiple points of retail distribution including established independent specialty retailers such as the Company, their own retail outlets and "big box" electronics retailers.

COMPETITIVE POSITIONING

     The Company believes that it has certain competitive advantages over other retailers in satisfying consumers' changing needs and preferences. Compared to "big box" retailers, the Company believes that its stores are more conveniently located in regional shopping malls and typically have more selling space devoted to wireless products. In addition, the Company believes that because it exclusively focuses on wireless products, it is able to provide more specialized and faster customer service than "big box" retailers. With the technological advancements and continuous introductions of new products and service options in the wireless industry, consumers demand increasingly higher levels of service and support, access to a more extensive product selection and greater education regarding all wireless products, including cellular, PCS, paging and internet products.

     Compared to carrier-owned stores, the Company has the advantage of typically being able to offer wireless services from multiple carriers in any given area whereas carrier-owned stores almost always offer only their own wireless service. As a result, the Company is able to offer a larger number of service options, including PCS from up to five carriers as well as paging services. Other advantages include the Company's expertise in retailing communications products and services to consumers and its ability to serve as a one-source retail distribution system for a wide variety of cellular and wireless services.

GROWTH STRATEGY

     The Company believes that the combination of its broad product offering, highly visible and convenient store locations, excellent customer service and everyday low pricing strategy positions it well for future growth. Key elements of the Company's growth strategy are outlined below:

     - New Store Expansion. The Company plans to open 65 to 75 new stores in fiscal 1998 and 80 to 100 new stores in fiscal 1999, in both new and existing markets, of which approximately 40% are expected to be kiosks and 60% are expected to be in-line stores. The Company believes that this expansion rate, which is dependent upon a number of factors, is achievable given the Company's existing infrastructure, the ease with which it can replicate its store model and its successful opening of 45 new stores in fiscal 1997. As of September 30, 1997, the Company had 4 store locations under construction and had signed leases or reached an agreement in principle for an additional 24 store locations. The Company's stores are located in only 76 of the more than 1,000 regional malls in the continental U.S. The Company intends to focus initially on the largest and fastest growing wireless markets in the U.S., based on industry statistics, by targeting additional mall locations and supplementing its penetration in existing markets with power strip locations. Management believes that the flexibility of the Company's kiosk and in-line store formats permits the Company to take advantage of the best available locations across a broad range of market areas.

     - Pursue Selective Acquisitions. The Company intends to continue to increase the number of its stores through selective acquisitions of other specialty retailers of cellular and wireless products in addition to those stores opened by the Company. The Company believes that the independent retail market for cellular and wireless products is highly fragmented and consists of numerous independent specialty retailers in each major metropolitan area. Through selective acquisitions, the Company seeks to obtain immediate access to desirable markets and locations, qualified sales personnel and, in some cases, an existing subscriber base. The Company believes it can successfully apply its operating strategy and leverage its existing infrastructure and financial controls with such acquisitions. Recent acquisitions completed by the Company include (i) Peachtree Mobility, one of AirTouch Cellular's largest agents in Atlanta, acquired in August 1996 and (ii) Telephone Warehouse, one of the largest AT&T agents in the southwestern U.S., acquired in June 1997. In addition, the Company has entered into definitive agreements for the acquisition of
      (i) Cellular USA, Inc. ("Cellular USA"), one of AT&T's largest agents in Las Vegas, which operates six retail stores (the "Cellular USA Acquisition"), and (ii) Cellular Unlimited Corp. ("Cellular Unlimited"), one of Cellular One's largest agents in upstate New York, which operates 15 retail stores (the "Cellular Unlimited Acquisition"). See "Recent Acquisitions." As part of the Company's growth strategy, management regularly reviews acquisition prospects that would augment or complement the Company's existing operations.

     - Increase Comparable Store Sales. The Company seeks to increase comparable store sales by capitalizing on the changing industry dynamics that are driving the growth in cellular and wireless usage and pursuing repeat business from its existing customers for new products, product upgrades and additional accessories. As the Company's stores increase penetration into new and existing markets, the Company expects to obtain greater brand name recognition through broader advertising, increased repeat and referral business and corporate sales.

     - Capitalize on Operating Leverage. The Company continues to invest in infrastructure, including a management team and information systems, to manage its rapidly growing chain of stores. These infrastructure investments could result in a material reduction in income from operations in the first half of fiscal 1998 compared with pro forma income from operations for the corresponding period in fiscal 1997. As the Company continues to expand internally and through acquisitions, it expects to leverage these investments and improve margins through economies of scale. In addition, the Company believes its acquisition of Telephone Warehouse will provide additional purchasing power as the wholesale operations of Telephone Warehouse have historically been able to source inventory at lower prices because of volume discounts.

HISTORY

     Let's Talk Cellular & Wireless was founded by the Company's Chief Executive Officer, Nick Molina, and Chairman, Brett Beveridge. Originally, the founders sold cellular products and services at major public events until opening their first store in 1989. During the first three years of operations the Company opened three stores. By early 1995, the Company had grown to 14 stores primarily in the southeastern United States. In June 1996, the Company, then operating 25 stores (one of which subsequently closed), received growth capital from HIG Investment Group, L.P. and its affiliates ("HIG") and accelerated its store expansion. See "Certain Transactions." From June 1996 through September 30, 1997, the Company opened 54 stores and acquired 24 stores, and as of September 30, 1997, the Company operated a total of 102 stores. The Company had total net revenues of $74.4 million on a pro forma basis for the fiscal year ended July 31, 1997.

RECENT ACQUISITIONS

     Cellular Unlimited Acquisition. On October 31, 1997, the Company entered into a binding agreement for the acquisition of substantially all of the assets of Cellular Unlimited, one of Cellular One's largest agents in upstate New York, which operates 15 retail stores. The Company expects to close the acquisition concurrently with the consummation of the offering. For the twelve months ended July 31, 1997, Cellular Unlimited had total net revenues of approximately $6.4 million. The agreement provides for a cash purchase price of $2.1 million and up to $225,000 in certain contingent payments in each of the six-month periods ending July 31, 1998, January 31, 1999 and July 31, 1999. The Company intends to change the store names to "Let's Talk Cellular & Wireless," increase in-stock merchandise availability and integrate the accounting, sales and administrative functions into the Company's corporate offices.

     Cellular USA Acquisition. On October 28, 1997, the Company entered into a binding agreement for the acquisition of all of the outstanding capital stock of Cellular USA, one of AT&T's largest agents in Las Vegas, which operates six retail stores. The Company expects to close the acquisition concurrently with the consummation of the offering. For the twelve months ended July 31, 1997, Cellular USA had total net revenues of approximately $3.0 million. The agreement provides for a cash purchase price of $1,625,000 and certain contingent payments of up to an aggregate of $175,000 in 1998 and 1999. The Company intends to change the store names to "Let's Talk Cellular & Wireless," increase in-stock merchandise availability and integrate the accounting, sales and administrative functions into the Company's corporate offices.

     Telephone Warehouse Acquisition. In June 1997, the Company acquired Telephone Warehouse in exchange for 1,817,468 shares of the Company's Common Stock and the assumption of $13.1 million of indebtedness. Telephone Warehouse is one of the largest AT&T agents in the southwestern United States and operates 19 specialty cellular and wireless retail stores in Texas, Missouri and Kansas. It also wholesales cellular and wireless products to over 1,000 regional and local retailers, distributors and carriers. See "Certain Transactions." For the twelve months ended December 31, 1996 and for the four months ended April 30, 1997, Telephone Warehouse had total net revenues of approximately $49.6 million and $14.5 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information regarding the historical results of operations of Telephone Warehouse.

     The Company's principal purpose in acquiring Telephone Warehouse was to obtain immediate access to desirable markets, such as Dallas, San Antonio and Kansas City, and locations and to qualified sales personnel and an existing subscriber base. The Company intends to apply its operating strategy to Telephone Warehouse, leverage Telephone Warehouse's existing infrastructure and grow Telephone Warehouse's retail operations. In addition, the Company has the opportunity to leverage the expertise of and benefit from Telephone Warehouse's significant pager business. Management believes that the wholesale business, which was acquired as part of the Telephone Warehouse Acquisition, provides the Company with greater purchasing power and additional distribution capabilities.

     Peachtree Mobility. In August 1996, the Company acquired Peachtree Mobility, one of AirTouch Cellular's largest agents in Atlanta, which operates five retail stores (the "Peachtree Acquisition"). Since the date of the acquisition, the Company has changed the store names to "Let's Talk Cellular & Wireless," increased in-stock merchandise availability and integrated the accounting, sales and administrative functions into the Company's corporate offices. The Company has also added three additional stores in the Atlanta market.

     The Company's executive offices are located at 800 Brickell Avenue, Suite 400, Miami, Florida 33131, and its telephone number is (305) 358-8255.

                                  THE OFFERING


Common Stock offered by the Company..................  2,000,000 shares
Common Stock offered by the Selling Shareholders.....  337,245 shares
Common Stock to be outstanding after the offering....  8,199,762 shares(1)
Use of proceeds......................................  To repay the Company's outstanding bank indebtedness and certain shareholder loans,
                                                       and, with the remaining net proceeds, to
                                                       finance the Company's expansion, including the
                                                       Cellular USA Acquisition and the Cellular
                                                       Unlimited Acquisition, the opening of new
                                                       stores and other possible acquisitions and for
                                                       other general corporate purposes.
Nasdaq National Market symbol........................  "LTCW"


---------------


(1) Does not include 447,606 shares of Common Stock issuable upon the exercise of outstanding stock options, at a weighted average exercise price of $15.28 per share.

                             SUMMARY FINANCIAL DATA

     The following table presents (i) summary historical consolidated financial data of the Company as of the dates and for the periods indicated and (ii) summary unaudited pro forma financial data of the Company as of the dates and for the periods indicated giving effect to the events described in the "Unaudited Pro Forma Financial Data" included elsewhere herein as though they had occurred on the dates indicated therein. The summary unaudited pro forma financial data are not necessarily indicative of operating results or the financial condition that would have been achieved had these events been consummated on the date indicated and should not be construed as representative of future operating results or financial condition. The summary historical consolidated and unaudited pro forma financial data should be read in conjunction with the financial statements and related notes thereto of the Company and Telephone Warehouse and with the "Unaudited Pro Forma Financial Data" and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                           FISCAL YEAR ENDED JULY 31,
                                         --------------------------------------------------------------
                                                                                                 PRO
                                                                                              FORMA(1)
                                           1994        1995        1996        1997             1997
                                         ---------   ---------   ---------   ---------        ---------
                                              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues:
  Retail sales.........................  $   3,572   $   6,120   $   8,152   $  13,230        $  19,239
  Activation commissions...............        461       1,651       4,366      12,575           19,194
  Residual income......................        228         533       1,075       1,948           10,135
  Wholesale sales......................         --          --          --       2,309           25,838
                                         ---------   ---------   ---------   ---------        ---------
    Total net revenues.................  $   4,261   $   8,304   $  13,593   $  30,062        $  74,406
Gross profit...........................  $   2,133   $   4,044   $   7,084   $  15,239        $  29,993
Selling, general and administrative
  expenses.............................      1,918       3,896       6,601      13,993           23,547
Former shareholder compensation
  expense..............................         --          --          --          80              100
Depreciation and amortization..........         43         100         225         451              640
Amortization of intangibles............         --          --          --         418            2,176
                                         ---------   ---------   ---------   ---------        ---------
Income from operations.................  $     172   $      48   $     258   $     297        $   3,530
Income (loss) before provision for
  income taxes.........................  $     159   $       8   $     105   $     (43)       $   3,428
Income tax provision...................         70          --          39           3            1,470
                                         ---------   ---------   ---------   ---------        ---------
Net income (loss)......................  $      89   $       8   $      66   $     (46)       $   1,958
                                         =========   =========   =========   =========        =========
Net income (loss) per share applicable
  to common shareholders...............  $     .01   $      --   $     .01   $    (.07)(2)(3) $     .23(3)
                                         =========   =========   =========   =========        =========
Weighted average shares outstanding....  6,199,762   6,199,762   6,199,762   6,199,762        8,199,762
                                         =========   =========   =========   =========        =========
SELECTED OPERATING DATA:
EBITDA(4)..............................  $     215   $     148   $     492   $   1,203        $   6,405
                                         =========   =========   =========   =========        =========
Net cash provided by (used in)
  operating activities.................  $      17   $      92   $     252   $   (472)
                                         =========   =========   =========   =========
Net cash used in investing
  activities...........................  $     182   $     809   $   2,530   $   1,666
                                         =========   =========   =========   =========
Net cash provided by financing
  activities...........................  $     148   $     895   $   3,393   $   1,860
                                         =========   =========   =========   =========
Stores open at end of period(5):
  Kiosk................................          5          13          14          35               35
  In-line..............................          3           9          11          58               58
                                         ---------   ---------   ---------   ---------        ---------
     Total.............................          8          22          25          93               93
Percentage change in comparable store
  sales(6).............................       (2.2)%      10.5%       11.5%        5.4%
Average comparable store sales(7)......  $ 442,000   $ 450,000   $ 462,000   $ 500,000
Number of activations during period....      1,661       5,205      14,803      43,360
Total gross square feet at end of
  period...............................      2,447       7,006       9,529      96,093

                                                     Footnotes on following page

                                                                 AS OF JULY 31, 1997
                                                              -------------------------
                                                              ACTUAL     AS ADJUSTED(8)
                                                              -------    --------------
BALANCE SHEET DATA:
Working capital.............................................  $ 1,613       $ 9,976
Total assets................................................   34,538        39,748
Long-term debt..............................................   14,383         2,033
Shareholders' equity........................................    6,610        26,152


---------------

(1) In June 1997 the Company acquired Telephone Warehouse in exchange for 1,817,468 shares of Common Stock and the assumption of Telephone Warehouse's outstanding indebtedness. The unaudited pro forma financial data set forth herein reflect (i) the combined operations of the Company and Telephone Warehouse and (ii) the sale of the shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom as set forth in "Use of Proceeds," as if such transactions had taken place as of the beginning of the periods presented. For information regarding the pro forma adjustments made to the Company's historical financial data, see "Unaudited Pro Forma Financial Data."
(2) The fair value of the Common Stock distributed to the holder of the Company's Series A Preferred Stock in order to induce the conversion of the Series A Preferred Stock to Common Stock of $320,000 is deducted from net loss for purposes of calculating net loss per share applicable to common shareholders for fiscal 1997.
(3) Accretion to redemption value of the Series A Preferred Stock of $62,640, has been deducted from net income (loss) for purposes of calculating net income (loss) per share applicable to common shareholders. See "Unaudited Pro Forma Financial Data."
(4) EBITDA is defined as net income (loss) plus (i) provision for income taxes,
    (ii) gross interest expense and (iii) depreciation and amortization. EBITDA is presented not as an alternative measure of operating results or cash flow from operations (as determined in accordance with generally accepted accounting principles ("GAAP")), but because it is a widely accepted supplemental financial measure, and management believes it provides relevant and useful information. The Company's calculation of EBITDA may not be comparable to similarly titled measures reported by other companies since all companies do not calculate this non-GAAP measure in the same fashion. The Company's EBITDA calculation is not intended to represent cash provided by (used in) operating activities, since it does not include interest and taxes and changes in operating assets and liabilities, nor is it intended to represent the net increase in cash, since it does not include cash provided by (used in) investing and financing activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(5) Pro forma information does not include six stores to be acquired pursuant to the Cellular USA Acquisition and 15 stores to be acquired pursuant to the Cellular Unlimited Acquisition.
(6) A store becomes comparable after it has been owned and operated by the Company for at least 12 full months. Comparable store sales are comprised of retail sales and activation income at the Company's retail stores, but do not include residual income.
(7) Represents the average retail sales and activation income on a store by store basis only for stores owned and operated by the Company for at least 12 full months as of period end (excluding two stores that generate substantially higher sales than other stores). Therefore, period to period figures may not be comparable.
(8) Adjusted to give effect to (i) the sale of the shares of Common Stock offered by the Company and the application of the estimated net proceeds therefrom as set forth in "Use of Proceeds" as if such transactions had occurred at July 31, 1997, and (ii) a non-recurring charge of approximately $738,000, net of tax, related to the write-off of deferred financing costs in connection with the repayment of bank indebtedness with a portion of the proceeds of this offering. See "Capitalization" and "Pro Forma Condensed Consolidated Balance Sheet."

                                  RISK FACTORS

     Prospective investors should carefully consider all of the information set forth in this Prospectus and, in particular, should evaluate the following risks in connection with an investment in the shares of Common Stock offered hereby.

RISKS ASSOCIATED WITH RAPID GROWTH

     The Company's total net revenues have grown significantly in the past several years, with sales increasing from $3.3 million in fiscal 1993 to $74.4 million on a pro forma basis for fiscal 1997. In connection with the recent Telephone Warehouse Acquisition, the Company more than doubled the amount of its assets and previous twelve months' total net revenues. The Company intends to continue to pursue an aggressive growth strategy. The continued growth of the Company is dependent, in large part, upon the Company's ability to construct and operate new stores on a timely and profitable basis and upon the Company's ability to acquire and profitably integrate the operations of new and acquired stores. The Company plans to open approximately 65 to 75 new stores in fiscal 1998 and 80 to 100 new stores in fiscal 1999. However, the rate of new store openings is subject to various contingencies, many of which are beyond the Company's control. These contingencies include, among others, the Company's ability to secure suitable store sites on a timely basis and on satisfactory terms, the Company's ability to hire, train and retain qualified personnel, the availability of adequate capital resources and the successful integration of new stores into existing operations. There can be no assurance that the Company's new stores will be profitable or achieve sales and profitability comparable to the Company's existing stores. In addition, the Company expects that, as a result of further infrastructure investments it plans to make during fiscal 1998, principally in order to integrate the operations of its new and acquired stores, it may experience reduced operating margins in the near term.

     The Company's growth will also depend on its ability to acquire additional retailers, manage expansion, control costs of its operations and consolidate acquisitions into existing operations. In connection with such acquisitions, the Company will be required to review the operations of the acquired company, including its management infrastructure and systems and financial controls, and make operating adjustments or complete reorganizations as appropriate. Unforeseen capital and operating expenses, or other difficulties and delays frequently encountered in connection with the expansion and integration of acquired operations, could have an adverse effect upon the Company's financial results. Significant acquisitions, such as the Telephone Warehouse Acquisition, require the integration of administrative, finance, sales, purchasing and marketing organizations, as well as the coordination of common sales and marketing efforts and the implementation of appropriate operational, financial and management systems and controls. This will require substantial attention from the Company's senior management team, who have limited acquisition experience to date. The diversion of management attention required by the acquisition and integration of acquired companies, as well as any other difficulties that may be encountered in the transition and integration process, could have an adverse effect on the results of operations of the Company. There can be no assurance that the Company will identify suitable acquisition candidates, that acquisitions will be consummated on acceptable terms or that the Company will be able to successfully integrate the operations of any acquired company. The Company's ability to continue to grow through the acquisition of additional stores will also be dependent upon the availability of suitable candidates, the Company's ability to attract and retain competent management and the availability of capital to complete the acquisitions. See "Business -- Growth Strategy." The Company currently intends to finance acquisitions through a combination of cash resources, borrowings and, in appropriate circumstances, the issuance of equity and/or debt securities. The acquisition of additional stores has in the past and is expected in the future to have a significant effect on the Company's results of operations and financial position and could cause substantial fluctuations in the Company's quarterly and yearly operating results. The accelerated amortization applied to the value of the residual income acquired in connection with the Telephone Warehouse Acquisition is expected to have a significantly negative effect on net income in the fourth quarter of fiscal 1997 and for the next two fiscal years. Future acquisitions by the Company involving residual income could result in significant charges to net income from accelerated amortization. See Note 2 to the "Pro Forma Condensed Consolidated Statements of Income."

COMPETITION

     The retail market for cellular and wireless products and service is characterized by intense price competition and significant price erosion over the life of a product. The Company competes with numerous well-established retailers, carriers, wholesale distributors and suppliers of cellular and wireless products and equipment, including the Company's carriers and suppliers, many of which possess greater financial, marketing and other resources than the Company. Substantially all of these competitors market the same or similar products directly to the Company's customers and most have the financial resources to withstand substantial price competition and implement extensive advertising and promotional programs. Certain carriers are principal competitors of the Company, and two carriers in particular provide the Company with significant revenue (approximately 24% of total net revenue in fiscal 1997) from activation and residual payments. Potential conflicts of interest could arise, therefore, between the Company and its principal customers. In recent years, the price of products and subscription rates for services that the Company and its competitors have been able to charge their customers have decreased, primarily as a result of lower costs and greater competition in the industry. The Company believes that significant price-based competition will continue to exist in each of the Company's markets for the foreseeable future. The cellular and wireless retail industry is highly fragmented and characterized by low barriers to entry and frequent introduction of new products. The Company's ability to continue to compete successfully will be largely dependent on its ability to maintain its current carrier and supplier relationships and to anticipate various competitive factors affecting the industry, such as new or improved products, changes in technology and consumer preferences, demographic trends, regional and local economic conditions and discount pricing and promotion strategies by competitors. The Company expects that there will be increasing competition in the acquisition of other cellular and wireless retailers as industry participants become larger. There can be no assurance that the Company will be able to maintain or increase its size relative to its competitors or to maintain its historical profit margins in the face of increased competition. See "Business -- Competition."

DEPENDENCE ON CELLULAR AND PCS CARRIERS

     Generally, a Company store operates pursuant to a carrier agreement between one of the cellular and one or more of the PCS carriers operating in the geographic area in which the store is located and the Company or its subsidiary that owns the store. Payments from two of the Company's carriers constituted approximately 24% of its total net revenues for fiscal 1997. The Company is therefore highly dependent on its relationship with its carriers. Each cellular and PCS carrier is responsible for maintaining the quality and consistency of its signal, the capacity of the system to add new customers and the competitiveness of the retail prices it charges for service. In addition, the carriers create national and regional advertising as well as customer incentive programs. The Company has no ability to control its carriers' funding for system maintenance, capacity increases, marketing or the prices it charges for coverage below regulatory ceilings. Consequently, the Company's ability to attract and retain cellular and PCS customers is dependent upon the quality and pricing of services provided by the Company's carriers. In addition, there are typically only two licensed cellular carriers and up to five licensed PCS carriers in a geographic area. The wireless communications industry is relatively new and dynamic. While the Company currently believes that carriers have an incentive to achieve broad distribution of wireless phone services and that the current program of activation and residual payments will continue as a method of subsidizing the cost of such distribution, no assurance can be given that such payment programs will continue or will continue at the current rate of payments. For instance, the Company does not receive activation commissions or residual payments in connection with its recent sales of PCS phones but instead acquires PCS phones from carriers at a significantly reduced cost than that paid by the PCS carrier. The Company, in turn, resells such phones at a profit that may be less than the total profit it would earn in connection with the sale and related activation and residual payments associated with a cellular phone. The activation commissions the Company receives from its cellular and paging carriers are negotiated at the time the carrier agreements are executed and remain constant over the life of the contract, unless renegotiated. There can be no assurance that the Company will be able to maintain the size of the activation commissions and residual payments it receives from carriers upon the expiration or renegotiation of existing carrier agreements or in connection with entering into new agreements with its existing or new carriers. Two of the Company's cellular carrier agreements contain non-competition provisions that prevent the Company from selling wireless services (including cellular and PCS) of a competing carrier during the term of the agreement and for one year thereafter. In addition, most of the carrier agreements provide for the carrier's termination of its residual payments to the Company in the event the agreement is terminated by the Company without cause. Accordingly, the Company has limited ability to change carriers in a geographic area in the event its current carrier fails to provide cellular or PCS services at competitive prices and terms. There can be no assurance that the Company's carriers will continue to provide cellular and PCS services at competitive prices and terms or that the Company will be able to change carriers without a significant loss of revenues. In the event one or more of the Company's carriers experiences financial difficulties or fails to maintain competitive prices and services the Company's results of operations and financial condition could be adversely affected. See "Business -- Carrier Agreements."

CUSTOMER TURNOVER

     The Company's results of operations can be significantly affected by customer cancellations of cellular phone service and pagers. In the event that a customer cancels service within a stipulated period (generally 180 days) of activation, the cellular carrier assesses a charge-back to the Company relating to the applicable customer. The sales and marketing costs associated with attracting new cellular and paging customers are substantial relative to the costs of providing cellular and paging service to existing customers. Although the Company accrues for estimated deactivation losses, there can be no assurance that any increase in the Company's cellular or pager customer disconnection rate would not adversely affect the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

TECHNOLOGICAL CHANGE AND INVENTORY OBSOLESCENCE

     The retail market for cellular and wireless communications products and services is characterized by rapidly changing technology and evolving industry standards, often resulting in short product life cycles, product obsolescence or inventory price reductions. Future technological advances in the industry could lead to the introduction of new products and services that compete with the products and services offered by the Company or could lower the cost of competitive products and services to the extent that the Company is required to further reduce the price of its products and services. As the number of stores the Company operates increases and as the Company enters into product wholesale activities in connection with the Telephone Warehouse Acquisition, it will be required to raise its inventory levels, thereby increasing its risk of loss from inventory obsolescence or price reductions. Accordingly, the Company's success is dependent upon its ability to anticipate technological changes in the industry and to continually identify, obtain and successfully market new products that satisfy evolving industry and consumer requirements. In the event the Company is unable to obtain new products and services representing improved technology, the Company's stores will be at a competitive disadvantage to retailers offering technologically advanced products and services.

VARIABILITY OF RESULTS OF OPERATIONS

     The Company's stores have historically experienced, and the Company expects its stores to continue to experience, seasonal fluctuations in revenues, with a larger percentage of revenues typically being realized in the second fiscal quarter during the holiday season. In addition, the Company's results during any fiscal period can be significantly affected by the timing of store openings and acquisitions and the integration of new and acquired stores into the Company's operations. Comparable store sales can also fluctuate significantly from period to period as a result of a variety of factors, including the timing of periodic promotions sponsored by carriers, the introduction of new wireless equipment and the acquisition of large corporate accounts.

EFFECT OF CONSUMER SPENDING

     The success of the Company's operations depends to a significant extent upon a number of factors relating to discretionary consumer spending, including economic conditions affecting disposable consumer income (such as employment, business conditions, taxation and interest rates) and the ability of mall anchor tenants and other attractions to generate customer traffic in the vicinity of the Company's stores. There can be no assurance that consumer spending will not be affected by adverse economic conditions, thereby affecting the Company's results of operations and financial condition.

POSSIBLE HEALTH RISKS ASSOCIATED WITH WIRELESS TELEPHONES

     Lawsuits have been filed against suppliers and sellers of wireless telephones alleging possible health risks, including brain cancer, associated with electromagnetic fields emitted by portable hand-held wireless telephones. To date, there has been only limited research in this area, and such research has not been conclusive as to what effects, if any, exposure to electromagnetic fields emitted by portable wireless telephones has on human cells. However, the perception that health risks may exist could adversely affect the Company's ability to market portable wireless telephone products. Inasmuch as most of the Company's revenues are derived from sales of portable wireless telephones, future studies confirming possible health risks associated with the use of such products could have a material adverse effect on the wireless communications industry and the Company. As a distributor of wireless telephones, the Company may be subject to product liability and other lawsuits alleging health risks. The costs associated with the defense of such lawsuits or a successful claim against the Company could have a material adverse effect on the Company's results of operations and financial condition.

DEPENDENCE ON KEY PERSONNEL

     The success of the Company is substantially dependent upon its senior management team, in particular the Company's Chief Executive Officer and Chairman, Messrs. Molina and Beveridge, respectively. The loss of the services of one or more of these persons could have a material adverse effect on the Company. The Company has entered into five year employment agreements with Messrs. Molina and Beveridge that limit the ability of the executives to compete with the Company after their departure. See "Management -- Employment Agreements." The Company's business will also be dependent upon its ability to attract and retain additional qualified personnel, including, without limitation, executive officers and key employees to manage the Company's anticipated growth. The loss of Mr. Molina, Mr. Beveridge or other key personnel could have a material adverse effect on the Company's results of operations and financial condition. See "Management."

CONTROLLING SHAREHOLDER


     Upon completion of this offering, HIG will beneficially own approximately 46.1% of the outstanding Common Stock (approximately 42.4% if the Underwriters' over-allotment option is exercised in full). Accordingly, HIG will have sufficient voting power to control substantially all matters requiring shareholder approval, including the election of directors and the approval of fundamental corporate transactions. See "Principal and Selling Shareholders."


ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER, BYLAW AND OTHER PROVISIONS

     Certain provisions of the Company's Amended and Restated Articles of Incorporation (the "Articles") and Amended and Restated Bylaws (the "Bylaws") may be deemed to have anti-takeover effects and may discourage, delay, defer or prevent a change in control of the Company. Certain of these provisions (i) divide the Company's Board of Directors into three classes, each of which will serve for different three-year periods, (ii) provide that the shareholders may remove directors from office only for cause and by a supermajority vote, (iii) provide that special meetings of the shareholders may be called only by the Board of Directors, the Chairman of the Board of Directors or upon the written demand of the holders of not less than fifty percent of the votes entitled to be cast at a special meeting, (iv) establish certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at annual shareholders' meetings, and (v) authorize the issuance of 1,000,000 shares of "blank check" preferred stock with such designation, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could materially adversely affect the voting power or other rights of the holders of the Company's Common Stock. In addition, certain provisions of the Florida Business Corporation Act may be deemed to have certain anti-takeover effects. Certain anti-takeover provisions of the Company's Articles concerning the number, term and removal of directors may only be amended by a supermajority vote of shareholders. See "Description of Capital Stock -- Anti-takeover Effects of Certain Provisions of the Company's Articles of Incorporation and Bylaws and Other Provisions."

DILUTION


     Investors purchasing shares of Common Stock in this offering will experience immediate and substantial dilution in net tangible book value of $10.52 per share. See "Dilution."


SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, the Company will have outstanding an aggregate of 8,199,762 shares of Common Stock. All of the shares sold in this offering (plus an additional 350,587 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares purchased by an affiliate of the Company that will be subject to the resale limitations of Rule 144 under the Securities Act. Upon the expiration of lock-up agreements between each of the executive officers, directors and existing shareholders and the Underwriters, 180 days after the date of this Prospectus (or earlier upon the written consent of Merrill Lynch & Co., Merrill Lynch Pierce Fenner & Smith, Inc. ("Merrill Lynch")), 4,404,600 shares of Common Stock (including options to acquire 182,348 shares of Common Stock) outstanding prior to this offering may be sold in the public market by affiliates of the Company, subject to the limitations and restrictions contained in Rule 144 under the Securities Act. Holders of 1,640,265 shares of Common Stock will not be able to sell their shares in reliance on Rule 144 under the Securities Act prior to June 1998. In addition, 310,000 shares of Common Stock have been reserved for issuance under the Company's 1997 Executive Incentive Compensation Plan (the "Incentive Plan"). Options to acquire an aggregate of 265,258 of such shares will be granted to certain employees, officers, directors and independent contractors of the Company under the Incentive Plan on the date of this Prospectus, a third of which, in general, will vest in October of each of 1998, 1999 and 2000. 118,404 of such options will be held by two executive officers and will vest immediately upon the termination of their employment for any reason other than cause. 3,289 of such options will be granted to a consultant to the Company and will vest immediately upon the consummation of the offering. Upon completion of this offering any shares of Common Stock issuable upon the exercise of such options (subject to certain vesting terms and other limitations on exercise with respect to such options) will be eligible for sale in the future pursuant to registration on Form S-8. Sales of substantial amounts of Common Stock, or the perception that substantial amounts of Common Stock are available for future sale, could adversely affect the prevailing market price of the Common Stock. Following the closing of the offering, one of the Company's existing shareholders will have the right to require the Company to register the sale of its 2,137,850 shares of Common Stock under the Securities Act. Following the closing of the offering, all of the existing shareholders, who will hold an aggregate of 6,044,865 shares (including options to acquire 182,348 shares), will have the right to include such shares of Common Stock in registrations proposed to be effected by the Company. Such shareholders have agreed not to exercise their registration rights prior to 180 days from the date of this Prospectus without the prior written consent of Merrill Lynch. See "Shares Eligible for Future Sale," "Management -- Executive Incentive Compensation Plan," "Principal and Selling Shareholders" and "Underwriting."


NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this offering there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop or, if developed, that such market will be sustained following the offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price of the Common Stock will be determined by negotiations between the Company, the Selling Shareholders and the representatives of the Underwriters based on the factors described under "Underwriting." The trading price of the Common Stock could be subject to fluctuations in response to variations in the Company's results of operations, as well as developments that affect the industry, the overall economy and the financial markets. Upon commencement of this offering, the Common Stock will be quoted on the Nasdaq National Market, which stock market has experienced and is likely to experience in the future significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the operating performance of the Company.

                                USE OF PROCEEDS


     The net proceeds from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $12.00 per share and not including fees payable as described under "Certain Transactions") are estimated to be approximately $21.1 million. The Company will not receive any proceeds from the sale of Common Stock offered by the Selling Shareholders. The Company intends to use approximately $14.4 million of the net proceeds of the offering to repay its outstanding bank indebtedness and certain shareholder loans and to apply the remaining net proceeds to finance the Company's expansion, including the Cellular USA Acquisition and the Cellular Unlimited Acquisition, the opening of new stores and other possible acquisitions, and for other general corporate purposes, including the payment of certain fees set forth under "Certain Transactions." Of the net proceeds to the Company, (i) approximately $14.1 million will be used to repay the Company's outstanding bank indebtedness incurred primarily to fund the Telephone Warehouse Acquisition, (ii) approximately $258,100 will be used to repay loans from Messrs. Molina and Beveridge bearing interest at 8.0% and maturing upon the closing of this offering, (iii) approximately $1.6 million will be used to fund the Cellular USA Acquisition and (iv) approximately $2.1 million will be used to fund the Cellular Unlimited Acquisition. See "Certain Transactions." Bank loans to be repaid by the Company consist of $13.1 million of term loans and $1.0 million of revolving loans, bearing interest at 4.5% and 3.75%, respectively, over the commercial paper rate, and in each case payable May 2004. The bank loans are secured by all of the assets of the Company and a first priority lien on the Common Stock owned by HIG. Pending the application of the remaining net proceeds, the Company will invest such proceeds in money market funds or other short-term, investment-grade, interest bearing securities.


                                DIVIDEND POLICY

     The Company does not intend to pay cash dividends to holders of its Common Stock for the foreseeable future. Instead, the Company intends to apply earnings, if any, to finance its growth. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, restrictions contained in financing agreements, results of operations, capital requirements and such other factors as the Board of Directors may consider relevant.

                                 CAPITALIZATION


     The following table sets forth the current portion of long-term debt and capitalization of the Company as of July 31, 1997 on a historical basis and as adjusted to reflect the sale of the 2,000,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $12.00 per share and after payment of the fees described under "Certain Transactions") and the application of the net proceeds thereof as set forth in "Use of Proceeds." The table should be read in conjunction with the Consolidated Financial Statements and related notes and "Unaudited Pro Forma Financial Data" appearing elsewhere in this Prospectus. See also "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                                AS OF JULY 31, 1997
                                                              ------------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------   --------------
                                                                   (IN THOUSANDS)
Bank line of credit, current portion of long-term debt and
  capital lease obligations.................................  $ 2,013      $    32
                                                              =======      =======
Long-term debt, less current maturities:
  Bank term loans...........................................  $12,350      $    --
  8.0% subordinated note....................................    2,000        2,000
  Capital lease obligations.................................       33           33
                                                              -------      -------
     Total long-term debt...................................   14,383        2,033
                                                              -------      -------
Shareholders' equity:
  Preferred Stock, $.01 par value; 1,000,000 shares
     authorized; none issued and outstanding................       --           --
  Common Stock, $.01 par value; 50,000,000 shares
     authorized; 6,093,166 shares issued and outstanding(1);
     8,199,762 shares issued and outstanding, as
     adjusted(2)............................................       61           82
  Additional paid-in capital................................    6,166       26,425
  Retained earnings (deficit)...............................      383         (355)
                                                              -------      -------
     Total shareholders' equity.............................    6,610       26,152
                                                              -------      -------
          Total capitalization..............................  $20,993      $28,185
                                                              =======      =======


---------------

(1) Does not include 106,596 shares of Common Stock that will be issued immediately prior to the sale of the Common Stock offered hereby, for a per share price of $.00003, upon exercise of warrants that are held by the bank lender to the Company. See "Certain Transactions."

(2) Includes 106,596 shares of Common Stock that will be issued upon exercise of warrants immediately prior to the sale of the Common Stock offered hereby. Does not include 447,606 shares of Common Stock issuable upon the exercise of outstanding stock options, at a weighted average exercise price of $15.28 per share.

                                    DILUTION


     At July 31, 1997, the Company had a net tangible book value (deficiency) of $(8.1) million, or $(1.31) per share of Common Stock. Net tangible book value (deficiency) per share is determined by dividing the net tangible book value (tangible assets less total liabilities) of the Company by the total number of shares of Common Stock outstanding. Without taking into account any changes in net tangible book value after July 31, 1997, other than to give effect to the issuance and sale of the 2,000,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $12.00 per share), after deduction of the underwriting discount and estimated offering expenses to be paid by the Company, the application of the net proceeds to pay indebtedness as set forth in "Use of Proceeds" and the non-recurring charges that will result from the repayment of the Company's bank indebtedness, the net tangible book value of the Company at July 31, 1997 would have been $12.1 million, or $1.48 per share. This represents an immediate increase in net tangible book value of $2.79 per share to existing shareholders and an immediate dilution of $10.52 per share to new investors. The following table illustrates this per share dilution:



Assumed initial public offering price per share.............            $12.00
  Net tangible book value (deficiency) per share as of July
     31, 1997...............................................   (1.31)
  Increase in net tangible book value per share attributable
     to new investors.......................................    2.79
                                                              ------
Pro forma net tangible book value per share after the
  offering..................................................              1.48
                                                                        ------
Dilution per share to new investors.........................            $10.52
                                                                        ======


     The following table summarizes as of July 31, 1997, the difference between the number of shares of Common Stock purchased from the Company, the aggregate consideration paid and the average price per share paid by existing shareholders and new investors purchasing shares in this offering:


                                     SHARES PURCHASED      TOTAL CONSIDERATION     AVERAGE
                                    -------------------   ---------------------     PRICE
                                     NUMBER     PERCENT     AMOUNT      PERCENT   PER SHARE
                                    ---------   -------   -----------   -------   ---------
Existing shareholders(1)(2).......  6,199,762     75.6%   $ 6,227,400     20.6%   $   1.00
New investors(1)..................  2,000,000     24.4    $24,000,000     79.4%   $  12.00
                                    ---------    -----    -----------    -----
          Total...................  8,199,762    100.0%   $30,227,400    100.0%
                                    =========    =====    ===========    =====


---------------


(1) Sales by the Selling Shareholders in this offering will reduce the number of shares held by the existing shareholders to 5,862,517, or 71.5% of the total number of shares of Common Stock to be outstanding after this offering, and the number of shares to be purchased by new investors will increase to 2,337,245, or 28.5% of the total shares of Common Stock to be outstanding. If the Underwriters' over-allotment option is exercised in full, the number of shares held by existing shareholders will decrease to 5,511,930 or 67.2% of the total number of shares of Common Stock to be outstanding after this offering, and the number of shares to be purchased by new investors will increase to 2,687,832, or 32.8% of the total shares of Common Stock to be outstanding. See "Principal and Selling Shareholders."

(2) Includes 106,596 shares of Common Stock that will be issued immediately prior to the sale of the Common Stock offered hereby, for a per share price of $.00003, upon exercise of warrants that are held by the bank lender to the Company. See "Certain Transactions" and "Principal and Selling Shareholders."


     The foregoing table assumes no exercise of outstanding stock options after the date hereof. As of the date of this Prospectus, there were options outstanding to purchase a total 447,606 of shares of Common Stock, at a weighted average exercise price of $15.28 per share. See "Management -- Executive Incentive Compensation Plan" and Note 13 of Notes to Consolidated Financial Statements.

                       UNAUDITED PRO FORMA FINANCIAL DATA

     The accompanying unaudited pro forma condensed consolidated statement of income for the year ended July 31, 1997, reflects the historical statement of operations of the Company, adjusted to reflect the effects of the Telephone Warehouse Acquisition and related transactions, the sale of the Common Stock offered hereby and the application of a portion of the net proceeds therefrom to the repayment of outstanding bank indebtedness and certain shareholder notes as if such transactions had occurred as of the beginning of the period presented. Share and per share amounts included herein, give effect to a 3.289-for-one stock split effected on October 20, 1997. The pro forma financial information does not give effect to the Cellular USA Acquisition or the Cellular Unlimited Acquisition.

     On June 27, 1997 (effective June 30, 1997), the Company purchased all of the outstanding shares of common stock of Telephone Warehouse from Texas Cellular Partners, L.P. ("TCP"), an affiliate of HIG, in exchange for 1,817,468 shares of the Company's Common Stock and assumption of $13.1 million of indebtedness. The fair value of the shares issued, as determined by management, was approximately $2.8 million. The fair value of net assets acquired, including approximately $1.6 million (net of deferred tax liability of $942,000) allocated to acquired residual income, was approximately $4.9 million. The purchase price exceeded the fair value of the net assets acquired by approximately $11.0 million, which amount will be amortized on a straight line basis over 30 years. The allocated cost of residual income is being amortized on an accelerated basis, which amortization is expected to have a significant negative effect on net income for the next two fiscal years. See Note 2 to the Pro Forma Condensed Consolidated Statements of Income. The acquisition was accounted for using the purchase method of accounting. In connection with the acquisition of Telephone Warehouse, the Company refinanced its debt and issued warrants to NationsCredit Commercial Corporation, the Company's bank lender ("NationsCredit"), to purchase a total of 106,596 shares of the Company's Common Stock at an exercise price of $.00003 per share.

     In a previous transaction, on January 1, 1997, TCP had purchased from the President and sole shareholder of Telephone Warehouse, Ronald Koonsman, all of the outstanding stock of Telephone Warehouse for a purchase price of $15.1 million including acquisition costs of approximately $200,000.

     Simultaneous with the acquisition of Telephone Warehouse, the Company induced the holder of the Company's outstanding Series A Preferred Stock to convert all outstanding shares of the Series A Preferred Stock to Common Stock by increasing the conversion ratio of the Series A Preferred Stock from 17.50 to 1 to 21.38 to 1. As a result of such conversion, the holder of the Company's outstanding Series A Preferred Stock surrendered certain rights to enforce various restrictive covenants regarding the Company's operations. Upon such conversion, the holder of the Series A Preferred Stock received 2,137,850 shares of Common Stock (388,701 shares in addition to the original conversion ratio). Management determined that the fair value of the 388,701 shares at the date of issuance was approximately $320,000.

     The unaudited pro forma consolidated financial data and accompanying notes should be read in conjunction with the Consolidated Financial Statements and the related notes of the Company and the Combined Financial Statements and related notes of Telephone Warehouse, all of which are included elsewhere in this Prospectus. The Company believes that the assumptions used in the following statements provide a reasonable basis on which to present the pro forma financial data. The purchase price allocation is based on preliminary data. The unaudited pro forma financial data is provided for informational purposes only and should not be construed to be indicative of the Company's financial condition or results of operations had the transactions and events above been consummated on the dates assumed and are not intended to constitute projections with regards to the Company's financial condition as of any future date or results of operations for any future period.

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                            YEAR ENDED JULY 31, 1997
                                  (UNAUDITED)

                                                           TELEPHONE
                                                           WAREHOUSE
                                                            ELEVEN
                                                            MONTHS
                                               THE           ENDED        PRO FORMA
                                             COMPANY     JUNE 30, 1997   ADJUSTMENTS    PRO FORMA
                                           -----------   -------------   -----------   -----------
Net revenues:
  Retail sales...........................  $13,230,085    $ 6,008,790                  $19,238,875
  Activation commissions.................   12,574,633      6,618,948                   19,193,581
  Residual income........................    1,948,169      8,186,855                   10,135,024
  Wholesale sales........................    2,309,082     23,529,042                   25,838,124
                                           -----------    -----------    -----------   -----------
     Total net revenues..................   30,061,969     44,343,635             --    74,405,604
Cost of sales............................   14,822,617     29,589,564                   44,412,181
                                           -----------    -----------    -----------   -----------
Gross profit.............................   15,239,352     14,754,071             --    29,993,423
Operating expenses:
  Selling, general and administrative....   13,993,392      9,588,511    $   (35,000)(1)23,546,903
  Former shareholder compensation
     expense.............................       80,000      1,080,000     (1,060,000)(1)   100,000
  Depreciation and amortization..........      451,108        189,004                      640,112
  Amortization of intangibles............      417,739      1,120,997        637,642(2)  2,176,378
                                           -----------    -----------    -----------   -----------
     Total operating expenses............   14,942,239     11,978,512       (457,358)   26,463,393
                                           -----------    -----------    -----------   -----------
Income from operations...................      297,113      2,775,559        457,358     3,530,030
Interest expense, net....................     (340,102)      (714,997)      (846,477)(3)  (109,550)
                                                                           1,792,026(4)
Other....................................           --          7,598                        7,598
                                           -----------    -----------    -----------   -----------
Income (loss) before provision for income
  taxes..................................      (42,989)     2,068,160      1,402,907     3,428,078
Income tax provision.....................        2,842        680,402        786,315(5)  1,469,559
                                           -----------    -----------    -----------   -----------
     Net income (loss)...................      (45,831)     1,387,758        616,592     1,958,519
Fair value of Common Stock distributed to
  preferred shareholder to induce
  conversion of Series A Preferred
  Stock..................................     (320,000)            --        320,000(6)         --
                                           -----------    -----------    -----------   -----------
     Net income (loss) applicable to
       common shareholders...............  $  (365,831)   $ 1,387,758    $   936,592(7) $1,958,519
                                           ===========    ===========    ===========   ===========
     Net income (loss) per share
       applicable to common
       shareholders......................  $     (0.07)                                $      0.23(7)(8)
                                           ===========                                 ===========
Weighted average shares outstanding......    6,199,762                                   8,199,762(8)
                                           ===========                                 ===========

         NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

(1) Reflects reduction of compensation expense to $100,000 per year based on a new employment agreement signed at the time of the Telephone Warehouse Acquisition by Ronald Koonsman providing for the following: (i) for the six month period beginning on July 1, 1997, a salary of $50,000 and (ii) for the 12 month period beginning on January 1, 1998, a salary of $100,000. The agreement also provides for a non-recurring bonus of $950,000 payable on or before December 31, 1997, provided that certain financial performance levels are met for the twelve months ended December 31, 1997. As a non-recurring charge, such bonus is not included herein. Also reflects a new employment arrangement entered into at the time of the Telephone Warehouse Acquisition with a Vice President of Telephone Warehouse that provided for a reduction in compensation expense from 10% to 5% of annual income before interest, taxes, depreciation and amortization and management fees.

(2) Reflects increase to amortization of intangible assets. Goodwill totaling approximately $11.0 million is being amortized over 30 years and the allocated cost of acquired residual income of approximately $2.5 million is being amortized on an accelerated basis according to the anticipated timing of acquired cash flows, resulting in incremental amortization as follows:

Incremental amortization of goodwill........................    $163,791
Incremental amortization of acquired residual income........     473,851
                                                                --------
          Pro forma adjustment..............................    $637,642

    The amortization of the allocated cost of acquired residual income subsequent to July 31, 1997 is expected to be approximately as follows:

Fiscal 1998.................................................  $1,507,000
Fiscal 1999.................................................     676,000
Fiscal 2000.................................................     189,000
Fiscal 2001.................................................       5,000
                                                              ----------
                                                              $2,377,000

(3) Reflects incremental interest expense and incremental amortization of deferred financing costs on assumed debt of Telephone Warehouse, comprised of $11.1 million in bank indebtedness and $2 million in note payable to former shareholder, and new borrowings to fund the Telephone Warehouse Acquisition of $2 million as if such debt was outstanding as of the beginning of the period presented, as follows:

Incremental interest expense on assumed debt................    $583,706
Incremental interest expense on new borrowings..............      51,125
Incremental amortization of deferred financing costs on
  assumed debt..............................................     137,590
Incremental amortization of deferred financing costs on new
  debt......................................................      74,056
                                                                --------
          Pro forma adjustment..............................    $846,477

(4) Reflects a reduction in interest expense assuming the repayment of bank indebtedness of $14.1 million and certain shareholder notes of $258,100 with a portion of the proceeds from the offering.

(5) Reflects recognition of income tax expense associated with the following:

Income tax provision as if all Telephone Warehouse entities
  were C-Corporations as of August 1, 1996..................      $ 145,420
Tax effect of the pro forma adjustments at statutory
  rates.....................................................        816,220
Tax benefit associated with the incremental amortization of
  the acquired residual income..............................       (175,325)
                                                                  ---------
          Pro forma adjustment..............................      $ 786,315

(6) Reflects the reversal of a non-recurring distribution resulting from the issuance of 388,701 shares of Common Stock distributed to induce the conversion of the Series A Preferred Stock into a total of

    2,137,850 shares of Common Stock. The conversion of the Series A Preferred Stock was a condition precedent to the Telephone Warehouse Acquisition.

(7) Does not include a non-recurring charge of approximately $738,000, net of tax, relating to the write-off of deferred financing costs in connection with the repayment of the bank indebtedness of $14.1 million with a portion of the net proceeds of this offering.

(8) Net income per share applicable to common shareholders is calculated by using the weighted average number of shares of Common Stock outstanding during the period, assuming the conversion of the Series A Preferred Stock into 2,137,850 shares of Common Stock, the issuance of 1,817,468 shares of Common Stock to purchase Telephone Warehouse, the issuance of 106,596 warrants in connection with the Company's debt refinancing and the issuance of 2,000,000 shares of Common Stock in connection with the offering had all occurred as of August 1, 1996 resulting in 8,199,762 weighted average shares outstanding. Accretion to redemption value of the Series A Preferred Stock of $62,640, has been deducted from net income for purposes of calculating net income per share applicable to common shareholders.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data for the Company for the five years ended July 31, 1997 and has been derived from the financial statements of the Company. The consolidated financial statements as of and for the years ended July 31, 1996 and 1997 have been audited by Ernst & Young LLP, independent auditors. The consolidated financial statements as of and for the years ended July 31, 1994 and 1995 have been audited by Deloitte & Touche, LLP, independent auditors. The consolidated financial statements as of and for the year ended July 31, 1993 are unaudited. The financial data set forth below should be read in conjunction with the financial statements and related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                         FISCAL YEAR ENDED JULY 31,
                                          ---------------------------------------------------------
                                            1993        1994        1995        1996        1997
                                          ---------   ---------   ---------   ---------   ---------
                                             (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues:
  Retail sales..........................  $   2,834   $   3,572   $   6,120   $   8,152   $  13,230
  Activation commissions................        371         461       1,651       4,366      12,575
  Residual income.......................         75         228         533       1,075       1,948
  Wholesale sales.......................         --          --          --          --       2,309
                                          ---------   ---------   ---------   ---------   ---------
    Total net revenues..................      3,280       4,261       8,304      13,593      30,062
Cost of sales...........................      1,596       2,128       4,260       6,509      14,823
                                          ---------   ---------   ---------   ---------   ---------
Gross profit............................      1,684       2,133       4,044       7,084      15,239
Selling, general and administrative
  expenses..............................      1,202       1,918       3,896       6,601      13,993
Former shareholder compensation.........         --          --          --          --          80
Depreciation and amortization...........         29          43         100         225         451
Amortization of intangibles.............         --          --          --          --         418
                                          ---------   ---------   ---------   ---------   ---------
Income from operations..................        453         172          48         258         297
Interest income (expense), net..........         27         (13)        (40)       (153)       (340)
                                          ---------   ---------   ---------   ---------   ---------
Income (loss) before provision for
  income taxes..........................        480         159           8         105         (43)
Income tax provision....................        194          70          --          39           3
                                          ---------   ---------   ---------   ---------   ---------
Net income (loss).......................  $     286   $      89   $       8   $      66   $     (46)
                                          =========   =========   =========   =========   =========
Net income (loss) applicable to common
  shareholders..........................  $     286   $      89   $       8   $      66   $    (366)
                                          =========   =========   =========   =========   =========
Net income (loss) per share applicable
  to common shareholders................  $     .05   $     .01   $      --   $     .01   $    (.07)(1)(2)
                                          =========   =========   =========   =========   =========
Weighted average shares outstanding.....  6,199,762   6,199,762   6,199,762   6,199,762   6,199,762
                                          =========   =========   =========   =========   =========
SELECTED OPERATING DATA:
EBITDA(3)...............................  $     536   $     215   $     148   $     492   $   1,203
                                          =========   =========   =========   =========   =========
Net cash provided by (used in) operating
  activities............................  $     270   $      17   $      92   $     252   $    (472)
                                          =========   =========   =========   =========   =========
Net cash used in investing activities...  $      89   $     182   $     809   $   2,530   $   1,666
                                          =========   =========   =========   =========   =========
Net cash provided by (used in) financing
  activities............................  $    (100)  $     148   $     895   $   3,393   $   1,860
                                          =========   =========   =========   =========   =========
Stores open at end of period:
  Kiosk.................................          3           5          13          14          35
  In-Line...............................          1           3           9          11          58
                                          ---------   ---------   ---------   ---------   ---------
     Total..............................          4           8          22          25          93
Percentage change in comparable store
  sales(4)..............................                   (2.2)%      10.5%       11.5%        5.4%
Average comparable store sales(6).......              $ 442,000   $ 450,000   $ 462,000   $ 500,000
Number of activations during period.....                  1,661       5,205      14,803      43,360
Total gross square feet at end of
  period................................        821       2,447       7,006       9,529      96,093

                                                                      AS OF JULY 31,
                                                          ---------------------------------------
                                                          1993   1994    1995     1996     1997
                                                          ----   ----   ------   ------   -------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficiency)............................  $165   $144   $ (110)  $  779   $ 1,613
Total assets............................................   561    947    3,324    6,646    34,538
Long-term debt..........................................    --     26      328      474    14,383
Preferred stock.........................................    --     --       --    2,937        --
Shareholders' equity....................................   276    362      621      693     6,610

---------------

(1) The fair value of the Common Stock distributed to the holder of the Company's Series A Preferred Stock in order to induce the conversion of the Series A Preferred Stock to Common Stock of $320,000 is deducted from net loss for purposes of calculating net loss per share applicable to common shareholders for fiscal 1997. See "Unaudited Pro Forma Financial Data."
(2) Accretion to redemption value of the Series A Preferred Stock of $62,640, has been deducted from net income (loss) for purposes of calculating net income (loss) per share applicable to common shareholders.
(3) EBITDA is defined as net income (loss) plus (i) provision for income taxes,
    (ii) gross interest expense and (iii) depreciation and amortization. EBITDA is presented not as an alternative measure of operating results or cash flow from operations (as determined in accordance with GAAP), but because it is a widely accepted supplemental financial measure, and management believes it provides relevant and useful information. The Company's calculation of EBITDA may not be comparable to similarly titled measures reported by other companies since all companies do not calculate this non-GAAP measure in the same fashion. The Company's EBITDA calculation is not intended to represent cash provided by (used in) operating activities, since it does not include interest and taxes and changes in operating assets and liabilities, nor is it intended to represent the net increase in cash, since it does not include cash provided by (used in) investing and financing activities. As such, EBITDA does not address cash used to support increased inventory requirements and build-out costs for new store expansion and to fund acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion of significant trends and cash requirements not captured by EBITDA.
(4) A store becomes comparable after it has been owned and operated by the Company for at least 12 full months. Comparable store sales are comprised of retail sales and activation income at the Company's retail stores, but do not include residual income.
(5) Information not available.
(6) Represents the average retail sales and activation income on a store by store basis only for stores owned and operated by the Company for at least 12 full months as of period end (excluding two stores that generate substantially higher sales than other stores). Therefore, period to period figures may not be comparable.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion of the Results of Operations and Financial Condition of the Company should be read in conjunction with the Company's Consolidated Financial Statements and the Related Notes thereto included elsewhere in this Prospectus.

GENERAL

     The Company is the largest independent specialty retailer of cellular and wireless products, services and accessories in the United States, with 102 stores located in 12 states, the District of Columbia and Puerto Rico. Since its inception in 1989 through June 30, 1996, the Company opened 25 stores. During that period, the Company had limited capital and opened stores with funds derived primarily from cash generated from operations. In June 1996, the Company issued $3.3 million of Series A Preferred Stock to HIG (which has been converted into Common Stock) and accelerated its store expansion. During fiscal 1997, the Company added a net total of 68 stores, including five stores acquired from Peachtree Mobility in the Atlanta metropolitan area and 19 stores acquired from Telephone Warehouse, and has executed letters of intent to acquire six stores from Cellular USA and 15 stores from Cellular Unlimited.

     The Company opened 45 stores in fiscal 1997 and presently plans to open 65 to 75 new stores in fiscal 1998 and 80 to 100 new stores in fiscal 1999. To prepare for this expansion, during the past year management has been building the infrastructure necessary to support a rapidly growing chain of stores. The Company hired senior management, established a field structure of district managers, developed employee training programs, enhanced its financial controls and procedures and finalized standards of store design and visual presentation. The Company plans to continue its infrastructure investments, which could result in a material reduction in income from operations in the first half of fiscal 1998 compared with pro forma income from operations for the corresponding period in fiscal 1997. As the Company continues to expand through new store openings and acquisitions, it expects to leverage these investments and improve margins through economies of scale.

     The Company's revenues are generated principally from four sources:

          (i) Retail Sales. The Company sells cellular and wireless products, such as phones, pagers and related accessories in the Company's retail outlets.

          (ii) Activation Commissions. The Company receives an activation commission from the applicable cellular carrier when a customer initially subscribes for the cellular carrier's service. The amount of the activation commission paid by cellular carriers is based upon various service plans offered by the carriers and is recognized by the Company at the time of sale. New subscription activation commissions are fully refundable if the subscriber cancels its subscription prior to completion of a minimum period of continuous active service (generally 180 days). Customers generally sign a service agreement with the Company that requires a customer deposit that is forfeited in the event of early cancellation. The Company then applies the customer's deposit to reduce or offset its resulting deactivation loss owed to the carrier. The Company accrues for estimated deactivation losses, net of cancellation fees, by creating a reserve against carrier accounts receivable.

          (iii) Residual Income. The Company receives monthly payments made by certain cellular carriers and pager customers. Cellular residual payments are based upon a percentage (usually 4-6%) of the customers' monthly service charges and are recognized as income when received. Pager residual payments are received on a monthly basis directly from pager customers for the pager airtime that the Company buys wholesale from paging carriers and then resells to individuals and small businesses.

          (iv) Wholesale Sales. The Company began to wholesale cellular and wireless products when it acquired Telephone Warehouse in June 1997. The wholesale business typically has higher volumes and lower margins than the retail business, but provides the Company with greater purchasing power and additional distribution capabilities.

     Comparable stores sales include only stores owned and operated by the Company for at least 12 full months and are comprised of retail sales and activation commissions, as residual income is not allocated among stores.

     Historically, retail sales have accounted for most of the Company's net revenues. As sales of discounted and "free" cellular phones designed to attract new subscribers have increased significantly, the number of activations has increased and activation commissions have become increasingly significant to the Company's net revenues. Activation commissions for the Company were $1.6 million, $4.4 million and $12.6 million in fiscal 1995, 1996 and 1997, respectively. The Company has recently made a strategic decision to accept increased activation commissions in connection with certain new carrier agreements in lieu of monthly residual payments to optimize cash flow and to facilitate the Company's growth strategy. As a result, management believes that activation commissions may account for an increased share of the Company's future net revenues relative to residual income.

     To date, the cost of wireless products has gradually decreased over time. With such lower costs, the Company typically has offered lower prices to attract more subscribers, which has increased its total activation commissions and contributed to gross profit improvements. Consequently, the Company believes that as prices of wireless products decrease they become more affordable to consumers, expanding the wireless communications market and creating an opportunity to attract new subscribers and increase activation commissions.

     The Company has developed two distinct mall-based store formats, free-standing kiosks and traditional "in-line" stores. The average capital expenditures for new kiosk and in-line locations approximate $34,000 and $94,000, respectively. The initial inventory for a new store approximates $32,000 for a kiosk and $47,000 for an in-line store. Management believes that the flexibility of the Company's kiosk and in-line store formats permits the Company to take advantage of the best available locations across a broad range of market areas. Pre-opening costs for new stores such as travel and the hiring and training of new employees are expensed as incurred and typically average $3,000 per store. In fiscal 1997, comparable stores generated average annual sales of approximately $500,000 (excluding two stores that generate substantially higher sales than other stores). Generally, the Company's new store sales reach normal operating levels after three months of operations.

     In connection with the offering, the Company expects to incur a write-off of deferred financing costs of approximately $738,000, net of tax, in connection with the repayment of bank indebtedness with a portion of the proceeds of this offering.

ACQUISITION OF TELEPHONE WAREHOUSE

     In June 1997, the Company more than doubled the amount of its assets and previous twelve months' total net revenues by acquiring Telephone Warehouse, one of the largest AT&T cellular agents in the Southwest. Telephone Warehouse operates 19 wireless specialty retail stores in Texas, Missouri and Kansas and wholesales cellular and wireless products to over 1,000 regional and local retailers, distributors and carriers. On a pro forma basis, the Company had $74.4 million in total net revenues, $30.0 million in gross profit and $3.7 million in income from operations for the fiscal year ended July 31, 1997. See "Unaudited Pro Forma Financial Data."

     Telephone Warehouse had total net revenues of $49.6 million ($22.4 million of which were from retail sales and activation commissions and residual income and the remaining were from wholesale operations) and income from operations of $4.0 million for its fiscal year ended December 31, 1996. Activation commissions for Telephone Warehouse were $9.3 million, $7.3 million and $1.9 million in 1995, 1996 and the four months ended April 31, 1997, respectively.

     The accelerated amortization applied to the value of the residual income acquired in connection with the Telephone Warehouse Acquisition is expected to have a significantly negative effect on net income in the fourth quarter of fiscal 1997 and for the next two fiscal years. See Note 2 to the "Pro Forma Condensed Consolidated Statements of Income."

     Prior to its acquisition by the Company, Telephone Warehouse was operated with different strategic and financial objectives. Former management sought to maximize cash flow and shareholder distributions, rather than reinvest earnings in new store growth. As a result, Telephone Warehouse's net revenues and number of stores did not grow significantly in recent years.

     The Company's principal purpose in acquiring Telephone Warehouse was to obtain immediate access to desirable markets, such as Dallas, San Antonio and Kansas City, and locations and to qualified sales personnel and an existing subscriber base. The Company intends to apply its operating strategy to Telephone Warehouse, leverage Telephone Warehouse's existing infrastructure and grow Telephone Warehouse's retail operations. In addition, the Company has the opportunity to leverage the expertise of and benefit from Telephone Warehouse's significant pager business. Management believes that the wholesale business, which was acquired as part of the Telephone Warehouse Acquisition, provides the Company with greater purchasing power and additional distribution capabilities.

     In connection with the Telephone Warehouse Acquisition, the Company issued 1,817,468 shares of Common Stock and assumed $13.1 million of indebtedness. The Company recorded intangibles of approximately $13.5 million, of which $11.0 million was allocated to goodwill, to be amortized over a 30-year period, and $2.5 million was allocated to acquired residual income, substantially all of which is to be amortized through the year 2000 on an accelerated basis according to the anticipated timing of acquired cash flows. The Company has accounted for the Telephone Warehouse Acquisition using the purchase method of accounting and, as a result, does not include in its financial statements the results of operations of Telephone Warehouse prior to the date it was acquired by the Company.

RESULTS OF OPERATIONS

     The following table summarizes for the periods presented certain selected income statement data of the Company expressed as a percentage of total net revenues:

                                                                   FISCAL YEAR
                                                                 ENDED JULY 31,
                                                              ---------------------
                                                              1995    1996    1997
                                                              -----   -----   -----
Total net revenues..........................................  100.0%  100.0%  100.0%
Cost of sales...............................................   51.3    47.9    49.3
                                                              -----   -----   -----
Gross profit................................................   48.7    52.1    50.7
Selling, general and administrative expenses................   46.9    48.6    46.8
Depreciation and amortization...............................    1.2     1.7     1.5
Amortization of intangibles.................................     --      --     1.4
                                                              -----   -----   -----
Income from operations......................................    0.6     1.8     1.0
Interest expense, net.......................................    0.5     1.1     1.1
Income tax provision........................................     --     0.3      --
                                                              -----   -----   -----
Net income (loss)...........................................    0.1%    0.4%   (0.1)%
                                                              =====   =====   =====
Number of stores at end of period...........................     22      25      93

                                  THE COMPANY

YEAR ENDED JULY 31, 1997 COMPARED TO YEAR ENDED JULY 31, 1996

     Total net revenues increased $16.5 million, or 121.1%, to $30.1 million in fiscal 1997 from $13.6 million in fiscal 1996 due to increases in retail sales, activation commissions and residual income, and to the acquisition of Telephone Warehouse on June 30, 1997 and the resulting inclusion of Telephone Warehouse's operations in the Company's consolidated revenues for the month of July 1997. Retail sales increased 62.2% to $13.2 million from $8.2 million, activation commissions increased 188.0% to $12.6 million from $4.4 million and residual income increased $800,000, or 81.2%, to $1.9 from $1.1 million. Comparable store sales increased 5.4% and accounted for $634,000, or 3.8%, of the increase in total net revenues. Sales relating to 45 new stores opened, 24 stores acquired since July 31, 1996 and the four stores that were not yet open for 12 full months accounted for $12.6 million, or 76.3%, of the increase in total net revenues. The comparable stores sales growth was primarily attributable to increased advertising during the holiday season in the second fiscal quarter and the growth of cellular subscriptions in the wireless communication industry overall. Wholesale sales increased to $2.3 million as a result of the acquisition of Telephone Warehouse on June 30, 1997. The increase in residual income was due to the inclusion of Telephone Warehouse's residual income ($720,000 for the month of July 1997), the increase in the number of cellular activations (43,360 in fiscal 1997 as compared to 14,803 in fiscal 1996) and the addition of cellular subscribers resulting from the Peachtree Acquisition and the Company's store expansion. The Company had 93 stores open at July 31, 1997 as compared to 25 at July 31, 1996.

     Gross profit increased $8.1 million, or 115.1%, to $15.2 million in fiscal 1997 from $7.1 million in fiscal 1996. As a percentage of total net revenues, gross profit decreased to 50.7%, from 52.1%, primarily due to the inclusion of Telephone Warehouse's wholesale operations, which have lower margins than the Company's retail sales. Management expects that in fiscal 1998 gross profit as a percentage of revenues will decrease due to the inclusion of Telephone Warehouse's wholesale sales in the Company's operations for a full fiscal year.

     Selling, general and administrative expenses increased $7.5 million, or 113.2%, to $14.1 million in fiscal 1997 from $6.6 million in fiscal 1996, primarily as a result of higher personnel, rent and related costs associated with the opening of 45 stores, the acquisition of five Peachtree Mobility stores and the inclusion of Telephone Warehouse's operations for the month of July 1997. Higher advertising costs were incurred in connection with entering new markets and additional expenses related to infrastructure investments were incurred to support this expansion. Management believes that more advertising is required to support sales in new markets than is required to support the same level of sales in existing markets and, as a result, expects advertising to increase in future periods as the Company expands into new markets with new store openings. A charge of $264,000 was recorded in fiscal 1997 in connection with the write-off of assets associated with underperforming stores and one store closing. As a percentage of total net revenues, selling, general and administrative expenses decreased to 46.8% during fiscal 1997 from 48.6% in fiscal 1996.

     Amortization of intangibles consisted of (i) $220,000 associated with the thirty month noncompete agreement entered into in August 1996 in connection with the Peachtree Acquisition, and (ii) $198,000 associated with the amortization of goodwill and acquired residual income resulting from the acquisition of Telephone Warehouse on June 30, 1997.

     Income from operations increased $39,000 to $297,000 in fiscal 1997 from $258,000 in fiscal 1996 and decreased as a percentage of total net revenues to 1.0% from 1.9%.

     Interest expense, net increased $187,000 to $340,000 in fiscal 1997 from $153,000 in fiscal 1996 primarily due to increased bank borrowings.

     Income tax provision was $3,000 in fiscal 1997 as compared to $39,000 in fiscal 1996 primarily as a result of a $148,000 decrease in income before provision for income taxes.

     Net loss was $46,000 in fiscal 1997 compared to net income of $66,000 in fiscal 1996.

     Net loss applicable to common shareholders was $366,000 in fiscal 1997 as compared to $66,000 of income in fiscal 1996 primarily due to the fair value of the Common Stock, $320,000, distributed to the preferred shareholder to induce conversion of the Series A Preferred Stock. This amount is reflected as a deduction from net loss.

YEAR ENDED JULY 31, 1996 COMPARED TO YEAR ENDED JULY 31, 1995

     Total net revenues increased $5.3 million, or 63.7%, to $13.6 million in fiscal 1996 from $8.3 million in fiscal 1995. Retail sales increased 33.2% to $8.2 million from $6.1 million, activation commissions increased 164.6% to $4.4 million from $1.7 million and residual income increased 101.6% to $1.1 million from $533,000. Comparable store sales increased 11.5% and accounted for $855,000, or 16.2%, of the increase in total net revenues. Net revenues from the three stores opened during fiscal 1996 and the 14 stores that were not yet open for 12 full months accounted for $4.4 million, or 83.2%, of the increase in total net revenues. The comparable store sales increase was primarily attributable to the introduction of a new model of cellular phone to the market during the fourth quarter of fiscal 1996, increased number of activations relating to corporate accounts, increased carrier promotions conducted in certain of the Company's significant cellular markets and the growth of cellular subscribers in the wireless industry overall. The increase in residual income was due to the growth in the number of the Company's cellular subscribers corresponding to the increase in cellular activations (to 14,803 in fiscal 1996 from 5,205 in fiscal 1995). The Company had 25 stores open at July 31, 1996 as compared to 22 at July 31, 1995.

     Gross profit increased $3.0 million, or 75.2%, to $7.0 million in fiscal 1996 from $4.0 million in fiscal 1995. As a percentage of total net revenues, gross profit increased to 52.1% in fiscal 1996 from 48.7% in fiscal 1995, primarily due to activation income increasing at a faster rate than the cost of merchandise sold.

     Selling general and administrative expense increased $2.7 million, or 69.4%, to $6.6 million in fiscal 1996 from $3.9 million in fiscal 1995 primarily as a result of higher personnel, rent and related costs associated with the opening of new stores. As a percentage of total net revenues, selling, general and administrative expense increased to 48.6% in fiscal 1996 from 46.9% in fiscal 1995. This increase resulted from higher expenses associated with new stores with lower initial sales volumes compared to established stores and increased general and administrative expenses related to adding field management and increasing advertising to support expansion into new markets.

     Income from operations increased $210,000 to $258,000 in fiscal 1996 from $48,000 in fiscal 1995 and increased as a percentage of total net revenues to 1.9% from 0.6%.

     Interest expense, net increased $113,000 to $153,000 in fiscal 1996 from $40,000 in fiscal 1995 primarily as a result of higher bank borrowings to finance the increase in the Company's working capital requirements and additional store openings.

     Income tax provision was $39,000 in fiscal 1996 as a result of $97,000 increase in income before provision for income taxes.

     Net income was $66,000 in fiscal 1996 from $8,000 in fiscal 1995.

YEAR ENDED JULY 31, 1995 COMPARED TO YEAR ENDED JULY 31, 1994

     Total net revenues increased $4.0 million, or 94.9%, to $8.3 million in fiscal 1995 from $4.3 million in fiscal 1994. Retail sales increased 71.3% to $6.1 million in fiscal 1995 from $3.6 million in fiscal 1994, activation commissions increased 258.0% to $1.7 million in fiscal 1995 from $461,000 in fiscal 1994 and residual income increased 133.5% to $533,000 in fiscal 1995 from $228,000 in fiscal 1994. Comparable store sales increased 10.5% and accounted for $424,000, or 10.5%, of total net revenues. Net revenues from the 14 stores opened during fiscal 1995 and the four stores that were not yet open for 12 full months accounted for $3.6 million, or 89.1%, of the increase in total net revenues. The comparable store sales growth was primarily attributed to improved merchandise assortments, higher focus on activations and retention of more qualified sales associates through an improved store payroll structure. The increase in residual income was due to the growth in the number of the Company's cellular subscribers corresponding to the increase in cellular activations (to 5,205 in fiscal 1995 from 1,661 in fiscal 1994). The Company had 22 stores open at July 31, 1995 as compared to 8 stores open at July 31, 1994.

     Gross profit increased $1.9 million, or 89.5%, to $4.0 million in fiscal 1995 from $2.1 million in 1994. As a percentage of total net revenues, gross profit decreased to 48.7% in fiscal 1995 from 50.1% in fiscal 1994, primarily due to the introduction of discounts on the retail price of phones.

     Selling, general and administrative expense increased $2.0 million, or 103.1%, to $3.9 million in fiscal 1995 from $1.9 million in fiscal 1994 primarily due to increases in payroll, rent and other costs associated with the opening of 14 stores in fiscal 1995. Higher payroll costs were incurred due to modifications to the store payroll structure designed to attract and retain quality sales associates. As a percentage of total net revenues, selling general and administrative expense increased to 46.9% in fiscal 1995 from 45.0% in fiscal 1994. This increase resulted from higher expenses associated with new stores with lower initial sales volume compared to established stores.

     Income from operations decreased $124,000 to $48,000 in fiscal 1995 from $172,000 in fiscal 1994 and decreased as a percentage of total net revenues to 0.6% from 4.0%.

     Interest expense, net increased $27,000 to $40,000 in fiscal 1995 from $13,000 in fiscal 1994 primarily as a result of higher bank borrowings.

     Net income was $8,000 in fiscal 1995 compared to $89,000 in fiscal 1994.

                              TELEPHONE WAREHOUSE

FOUR MONTHS ENDED APRIL 30, 1997 COMPARED TO FOUR MONTHS ENDED APRIL 30, 1996

     Total net revenues decreased $565,000, or 3.8%, to $14.5 million for the four months ended April 30, 1997 from $15.0 million for the four months ended April 30, 1996. Retail sales and activation commissions decreased 4.3% to $4.2 million and wholesale sales decreased 8.5% to $7.4 million. These decreases were partially offset by an increase in residual income of 11.5% to $2.9 million from $2.6 million. Comparable store sales, based on retail sales and activation commissions, were flat. The decrease in retail sales, activation commissions and wholesale sales was primarily due to the diversion of management's attention during the period preceding the acquisition of Telephone Warehouse. In addition, Telephone Warehouse closed two stores during the four months ended April 30, 1997. The decrease in wholesale sales resulted from high levels of Ericsson digital phone sales during the four months ended April 30, 1996. Due to lower cost sourcing, special discounted prices on the Ericsson phones were offered during the four months ended April 30, 1996, which were not repeated in the comparable period in 1997. The increase in residual income is primarily attributable to the increase in the number of pager activations.

     Gross profit decreased $284,000, or 5.5%, to $4.9 million during the four months ended April 30, 1997 from $5.2 million during the four months ended April 30, 1996. As a percentage of total net revenues, gross profit decreased to 33.8% in the four months ended April 30, 1997 from 34.4% in the four months ended April 30, 1996 primarily due to increased promotions offering free accessories to promote cellular activations in the retail stores. In addition, the four month period ended April 30, 1996 had higher wholesale margins due to lower cost sourcing associated with the high levels of Ericsson digital phone sales, and such higher wholesale margins were not repeated in the comparable period in 1997.

     Selling, general and administrative expenses remained constant at $3.2 million for the four months ended April 30, 1997 and, as a percentage of total net revenues, increased to 22.3% from 21.6% for the comparable period in 1996 due to the decrease in total net revenues.

     Amortization of intangibles consisted of $773,000 for the four months ended April 30, 1997 associated with the amortization of goodwill and acquired residual income resulting from the acquisition of Telephone Warehouse by TCP, an affiliate of HIG.

     Income from operations decreased $805,000 to $495,000 for the four months ended April 30, 1997 from $1.3 million for the four months ended April 30, 1996 and decreased as a percentage of total net revenues to 3.4% from 8.6%.

     Interest expense, net was $437,000 for the four months ended April 30, 1997 compared to a net interest income of $26,000 for the four months ended April 30, 1996, primarily due to the indebtedness incurred in connection with the acquisition of Telephone Warehouse.

     Net income. As a result of the foregoing, Telephone Warehouse incurred a net loss of $3,000 during the four months ended April 30, 1997 compared to a net income of $1,102,000 during the four months ended April 30, 1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Total net revenues increased $4.8 million, or 10.7%, to $49.6 million in 1996 from $44.8 million in 1995. Wholesale sales increased $7.0 million, or 34.4%, to $27.3 million in 1996 from $20.3 million in 1995 primarily due to high levels of Ericsson digital phones sales. Due to lower cost sourcing, special discounted prices on Ericsson digital phones were offered during the first half of the year. Residual income increased $1.1 million, or 14.6%, to $8.3 million in 1996 from $7.3 million in 1995 due to an increase in cellular and pager subscribers. Retail sales and activation commissions decreased $3.2 million, or 18.8%, to $14.0 million in 1996 from $17.3 million in 1995 due to a decline in carrier promotions, which resulted in fewer activations and equipment sales. In addition, the Company increased promotions of free pagers, which resulted in a corresponding decline in retail product sales.

     Gross profit increased $1.8 million, or 12.4%, to $16.2 million in 1996 from $14.4 million in 1995. Gross profit as a percentage of total net revenues increased to 32.7% in 1996 from 32.3% in 1995 primarily due to an increase in residual income and higher wholesale margins associated with the Ericsson digital phone sales.

     Selling, general and administrative expense increased $178,000, or 1.7%, to $10.4 million in 1996 from $10.2 million in 1995. As a percentage of total net revenues, selling, general and administrative expense decreased to 20.9% in 1996 from 22.7% in 1995 because sales increased more rapidly than selling, general and administrative expense.

     Income from operations increased $2.1 million to $4.0 million in 1996 from $1.9 million in 1995 and increased as a percentage of total net revenues to 8.1% from 4.1%.

     Interest income, net increased $19,000 to $30,000 in 1996 from $11,000 in 1995.

     Net income increased to $3.4 million in 1996 from $1.7 million in 1995 for the above reasons and due to the decrease in former shareholder compensation expense of $529,000.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Total net revenues increased $2.4 million, or 5.5%, to $44.8 million in 1995 from $42.4 million in 1994. Wholesale sales increased 8.0% to $20.3 million in 1995 from $18.8 million in 1994 primarily due to the addition of sales personnel in the wholesale operations. Residual income increased 30.2% to $7.3 million in 1995 from $5.6 million in 1994 due to the increase in cellular and pager subscribers. Retail sales and activation commissions decreased 4.7% to $17.3 million in 1995 from $18.1 million in 1994, due to increased product discounting.

     Gross profit increased $2.3 million, or 19.1%, to $14.4 million in 1995 from $12.1 million in 1994. Gross profit as a percentage of total net revenues increased to 32.2% in 1995 from 28.6% in 1994 primarily due to a decrease in the cost of wireless products.

     Selling, general and administrative expense increased $1.4 million, or 15.8%, to $10.2 million in 1995 from $8.8 million in 1994 primarily due to increases in payroll, rent, advertising resulting from the opening of new stores. As a percentage of total net revenues, selling, general and administrative expense increased to 22.7% in 1995 from 20.7% in 1994. This increase resulted from higher expenses associated with new stores with lower initial sales volumes compared to established stores.

     Income from operations increased by $1.9 million to $1.9 million in 1995 from a loss from operations of $85,000 in 1994 and increased as a percentage of total net revenues to 4.1% from a loss of 0.2%

     Interest income, net decreased $9,000 to $11,000 in 1995 from $20,000 in 1994.

     Net income increased to $1.7 million from a loss of $86,000 in 1994 for the above reasons and due to a decrease in former shareholder compensation expense of $1.1 million.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's liquidity requirements have been primarily to support its increased inventory requirements and build-out costs for new store expansion and to fund acquisitions. The Company has historically financed its liquidity needs through a combination of bank borrowings, capital contributions, loans from shareholders and cash provided by operations. Telephone Warehouse's liquidity requirements have been primarily to finance its working capital requirements. Telephone Warehouse has historically financed its liquidity needs primarily through loans from its former shareholder.

     The Company's working capital increased $843,843 to $1.6 million at July 31, 1997 from $778,830 at July 31, 1996. The Company's cash requirements during fiscal 1997 were affected by the need for increased working capital to fund the Company's growth. Accounts receivable and inventory increased $9.6 million to $11.4 million at July 31, 1997 from $1.8 million at July 31, 1996. This increase was partially offset by an increase in accounts payable of $5.7 million to $6.6 million at July 31, 1997 from $841,490 at July 31, 1996.

     The Company's net cash used in operating activities increased to $471,768 for fiscal 1997 compared to net cash provided by operating activities of $252,184 for fiscal 1996. The decrease in net cash provided by operating activities resulted primarily from an increase in inventories and accounts receivable partially offset by an increase in current liabilities and net income reflecting the growth in the Company's operations. Net cash provided by operating activities in fiscal 1996 was primarily attributable to net income before a non-cash charge of $225,159 for depreciation and amortization.

     The Company's net cash used in investing activities decreased to $1.7 million for fiscal 1997 from $2.5 million for fiscal 1996. Net cash used by investing activities in fiscal 1997 primarily consisted of capital expenditures of $3.6 million and the Company's acquisition of Northpoint Cellular (more commonly known as Peachtree Mobility) for $850,000, largely offset by the release of $2.0 million of escrowed cash relating to HIG's preferred stock investment in the Company and the $823,846 of cash acquired in connection with the Telephone Warehouse Acquisition. Net cash used in investing activities in fiscal 1996 primarily consisted of $594,185 in capital expenditures and $2.0 million in escrowed cash from HIG, both of which were used principally to fund new store openings.

     The Company's net cash provided by financing activities decreased to $1.9 million in fiscal 1997 from $3.4 million in fiscal 1996. During fiscal 1996, net cash provided by financing activities primarily reflected $2.9 million of proceeds from the Company's sale of Series A Preferred Stock to HIG in June 1996.

     At July 31, 1997, the Company's projected short-term capital expenditures (through fiscal 1998) were approximately $6.0 million. Of this amount, approximately $4.6 is budgeted for new store openings, $650,000 is budgeted for enhancements to the Company's management information system and, $765,000 is budgeted for renovation of existing stores and new corporate offices. The average capital expenditures for new kiosk and in-line locations approximate $34,000 and $94,000, respectively. Initial inventory for a new store approximates $32,000 for a kiosk and $47,000 for an in-line store. Start-up costs for new stores such as travel and the hiring and training of new employees are expensed as incurred and typically average $3,000 per store. At July 31, 1997, the Company's projected long-term capital expenditures (fiscal 1999) were approximately $6.2 million. Of this amount, approximately $5.9 million is budgeted for new store openings, and $300,000 is budgeted for renovation of existing stores. No assurance can be given that the amount of capital expenditures anticipated to be made by the Company during fiscal 1998 or thereafter will, in fact, be made. The timing and amount of capital expenditures is dependent upon a variety of factors, including the availability of suitable sites for the construction of new stores, the size of the store and the extent of build-out required at the selected site and possible store acquisitions.

     The Company's existing credit facility provides for borrowings of up to $22.1 million, of which $14.1 million was outstanding as of July 31, 1997. The credit facility, which expires in January 2004, is secured by substantially all of the Company's assets, including the capital stock of Telephone Warehouse owned by the Company, and by the capital stock of the Company owned by HIG. The credit facility is comprised of a $9.0 million revolving loan and an aggregate of $13.1 million in term loans. The revolving credit facility's availability is based on a formula of eligible receivables and inventories, and at July 31, 1997 the Company had an additional $5.9 million available for borrowing. Advances under the revolving credit line bear interest at 3.75% above the commercial paper rate. The term loans are payable in increasing quarterly payments over seven years and bear interest at 4.5% over the commercial paper rate.

     The Company intends to use a portion of the net proceeds of this offering to repay all amounts outstanding under its existing bank term loans and credit facility. The Company expects that it will thereupon terminate its existing credit facility and secure other credit facilities with a commercial bank. The Company anticipates that net proceeds from the offering of Common Stock, cash provided by operations and borrowings under credit facilities, will be sufficient to meet currently foreseeable liquidity requirements.

SEASONALITY

     The Company's stores have historically experienced, and the Company expects its stores to continue to experience, seasonal fluctuations in revenues with a larger percentage of revenues typically being realized in the second fiscal quarter during the holiday season. In addition, the Company's quarterly results can be significantly affected by the timing of store openings and acquisitions and the integration of new and acquired stores into the Company's operations.

                                    BUSINESS

GENERAL

     The Company is the largest independent specialty retailer of cellular and wireless products, services and accessories in the United States, with 102 stores located in 12 states, the District of Columbia and Puerto Rico as of September 30, 1997. The Company's stores, located predominantly in regional shopping malls, seek to offer one-stop shopping for consumers to purchase cellular, PCS, paging, internet, satellite, and other wireless products and services and related accessories. The Company is also a leading wholesaler of cellular and wireless products and accessories to more than 1,000 accounts, consisting primarily of distributors, carriers and smaller independent retailers.

     The Company's business strategy is to offer the most extensive assortment of wireless products and services at everyday low prices supported by knowledgeable customer service, through conveniently located and attractively designed stores. The Company believes that this strategy provides it with a competitive advantage by combining the extensive product selection, competitive prices and operating efficiencies typical of a "big box" retailer with the superior customer service and upscale shopping experience characteristic of a specialty retailer. The Company offers wireless products from well-known, name-brand suppliers such as AT&T, Ericsson, Motorola, Nokia and Sony. The Company's stores typically sell up to 40 different makes and models of cellular and PCS phones and pagers and over 1,000 SKUs of wireless products and accessories, such as batteries, home and car chargers, vehicle adapter kits and cases. The Company supports its broad product offering with knowledgeable and personalized customer service focused on educating the consumer and identifying the most appropriate products and services for each consumer's individual needs. The Company offers everyday low prices that are competitive with other retailers and supports this policy with price guarantee, upgrade and trade-in programs.

INDUSTRY DYNAMICS

     The wireless communications industry provides voice and data communications services through cellular telephone, personal communications services, satellite, enhanced specialized mobile radio and paging services. Advances in system technology and equipment, combined with lower equipment prices and service charges, have increased consumer acceptance and have caused significant increases in worldwide demand for wireless communications products and services.

  Cellular/PCS Market

     Cellular telephone service has been one of the fastest growing markets within the industry. Since the inception of the cellular phone industry in 1983, the number of U.S. cellular subscribers has grown to approximately 44 million by year end 1996, having grown at an annual compound rate of 41% during the previous five years. It is estimated that as of December 1996, this subscriber base reflected an average market penetration of only 16.6%, based on the U.S. population. In 1996, PCS wireless services were introduced in selected regions of the U.S., which resulted in approximately 300,000 subscribers by year end. Paul Kagan Associates, Inc. projects that by the year 2000 the number of cellular and PCS subscribers in the U.S. will reach approximately 89 million. According to CTIA, approximately $24 billion was spent on cellular service in 1996.

     The following table sets forth certain information with respect to the cellular telephone market for the last five years:

                                           YEAR ENDED DECEMBER 31,
                                  -----------------------------------------    1992-96
                                  1992     1993     1994     1995     1996     CAGR(1)
                                  -----    -----    -----    -----    -----    -------
Cellular subscribers
  (millions)....................   11.0     16.0     24.1     33.8     44.0     41.4%
  % Growth......................   46.0%    45.1%    50.8%    40.0%    30.4%      --
Cellular penetration............    4.3%     6.2%     9.1%    12.9%    16.6%      --
Cellular service revenue ($
  billions).....................  $ 7.8    $10.9    $14.2    $19.1    $23.6     31.8%
  % Growth......................   37.0%    39.2%    30.6%    34.0%    23.9%      --

---------------

(1) Compound annual growth rate measured from 1992 through 1996.

     In recent years the number of systems and services has expanded within the cellular industry. Until 1993, cellular systems in the U.S. were based upon analog radio frequency technology. Primarily in response to the growth in the number of cellular subscribers, many cellular carriers are upgrading their existing cellular systems from analog to digital radio frequency technology to increase capacity. Digital technology offers advantages over analog systems for consumers, such as better quality, improved call security, lower service charges and the ability to provide data transmission services. The Company believes it will benefit from the increased availability of digital systems as demand increases for cellular service and new cellular products. In 1996, PCS wireless services were introduced as an alternative to cellular technology. PCS utilizes digital technology similar to digital cellular service, but operates on different transmission frequencies. As a result, PCS telephones offer many of the same benefits as digital cellular telephones but currently have more limited coverage areas and service plans.

     The Company believes that it will benefit from the increase in the number of wireless service providers. Prior to 1995, the Federal Communications Commission (the "FCC") allowed two carriers to provide cellular service to each metropolitan service area. In 1995 and 1996, the FCC completed auctions of major area PCS licenses. As a result, up to five PCS carriers have been granted licenses to operate in each metropolitan service area, increasing the total number of potential PCS and cellular carriers to as many as seven per market. The Company sells PCS in most of its markets where PCS service is available. The Company believes that an increase in the number of wireless service providers will increase competition among carriers. Such competition could result in increased demand for wireless communications products, lower prices, increased advertising and improved service quality. As such competition increases between cellular and PCS carriers, management believes that agents with multiple points of distribution, such as the Company, will become more important to the growth of carrier sales.

  Paging Market

     The paging market has also grown significantly in recent years. The number of U.S. pagers in service has grown to approximately 42 million by year end 1996, having grown at an annual compound rate of approximately 29% during the previous five years. It is estimated that as of December 1996, this subscriber base reflected an average market penetration of only 16%, based on the U.S. population. The Strategis Group projects that by the year 2000, the number of U.S. pagers in service will reach over 60 million.

     The Company believes that the growth in the paging industry has been and will continue to be driven by higher speed services, new features and growth in the wireless communications industry. Paging continues to be a lower-cost, wireless alternative to cellular and PCS service. In addition, paging is also complementary to cellular, offering users the ability to screen incoming calls and to minimize usage-based charges.

     The following table sets forth certain information with respect to the paging market for the last five years:

                                             YEAR ENDED DECEMBER 31,
                                       ------------------------------------    CAGR(1)
                                       1992    1993    1994    1995    1996    1992-96
                                       ----    ----    ----    ----    ----    -------
Pagers in service (millions).........  15.3    19.3    26.3    34.5    42.3     28.9%
  % Growth...........................  29.7%   26.1%   36.3%   31.2%   22.6%      --
Paging penetration...................     6%      8%     10%     13%     16%      --

---------------

(1) Compound annual growth rate measured from 1992 through 1996.

  Emerging Wireless Technologies

     The Company anticipates that the emergence of new wireless communications technologies and services such as enhanced specialized mobile radio ("ESMR") and satellite communications systems, will increase the variety of wireless services and expand the potential retail market for wireless products. The Company intends to sell other products and services incorporating new technologies as they become available. The Company believes that certain of its existing carriers will be participants in developing new communications technologies and its current suppliers will be suppliers of products incorporating these new technologies. The Company anticipates that its relationships with these carriers and suppliers will enable the Company to take advantage of opportunities to sell new products and services. Management also believes that carriers of advanced technologies will have a financial incentive to utilize the Company's retail distribution capabilities to increase consumer acceptance and use of their new systems.

  Distribution Channels

     The Company believes that a shift is occurring in the distribution of cellular and wireless services, products and accessories in the United States. For many years cellular and wireless products and services were distributed to consumers directly through telemarketing, direct mail, direct sales forces and, to a lesser extent, retail outlets. As wireless services and products have become more affordable, the market has expanded significantly and shifted to a broader consumer base, which purchases for, among other reasons, convenience and security purposes. In order to better access such a broad consumer base, management believes carriers will seek multiple points of retail distribution including established independent specialty retailers such as the Company, their own retail outlets and "big box" electronics retailers.

OPERATING STRATEGY

     The Company's operating strategy is to enhance its position as the largest independent specialty retailer of cellular and wireless products and services in the United States by emphasizing the following competitive strengths:

     - Prime Store Locations. The Company seeks to locate its retail stores in prime locations in regional shopping malls or other high traffic locations in selected geographic markets having desirable demographic statistics. Management believes that the Company's market presence, established relationships with national mall developers, attractive store design and relatively high average sales volume per square foot give the Company a competitive advantage in securing desirable mall locations on attractive terms. The Company utilizes either kiosk or in-line store formats to have greater flexibility to place stores in the best available locations.

     - Strong Store-Level Economics. The Company believes that its store level economics compare favorably to other retailing sectors. The Company has developed both kiosk and in-line mall stores, which average approximately 150 and 800 square feet in size, respectively. In fiscal 1997, comparable stores (stores owned and operated by the Company for at least 12 full months) generated average annual sales of approximately $500,000 (excluding two stores that generate substantially higher sales than other stores) and, although sales per square foot vary by format, overall the Company's stores had average sales per square foot of approximately $1,000. In fiscal 1997, per store capital expenditures and initial inventory for new kiosks and in-line stores averaged approximately $66,000 and $141,000, respectively.

     - Attractive Store Design. Let's Talk Cellular & Wireless stores are designed to create a warm and inviting atmosphere that emphasizes the Company's distinctive, upscale image and encourages impulse purchases. The typical store utilizes a combination of light wood, glass and bright colors to attract walk-in traffic and encourage browsing. Merchandise is displayed in large glass cases with prominent signage containing simple explanations of product and service features and benefits, as well as pricing and subscription information. The Company believes its attractive store design, merchandise presentations and signage are a significant factor in establishing, differentiating and reinforcing the "Let's Talk Cellular & Wireless" brand.

     - Extensive Merchandise Selection. The Company seeks to offer the most extensive selection of cellular and wireless products, services and accessories in the industry from leading suppliers such as Motorola, Nokia, Ericsson, Sony and AT&T for cellular phones, Ericsson and Sony for PCS phones and Motorola, NEC, Panasonic and Sony for numeric, alpha numeric and two-way pagers. A typical store offers up to 40 different makes and models of cellular and PCS phones and pagers and over 1,000 SKUs of other wireless products and accessories, such as batteries, home and car chargers, vehicle adapter kits and cases. The Company believes that its stores offer a significantly greater breadth of products than the typical carrier-owned store. The Company attempts to emphasize in-stock availability of products that reflect the latest technology and industry trends. As an independent retailer, the Company has the advantage of being able to objectively select from among the available carriers and suppliers in choosing services and products to offer its customers. The Company believes it provides individuals and small businesses with one-stop shopping for all of their wireless communications needs.

     - Exceptional Customer Service. The Company believes that providing high quality, knowledgeable and personalized customer service differentiates the Company from its competitors. The Company has implemented extensive employee training programs on an ongoing basis designed to ensure that its sales associates are thoroughly familiar with the latest technical and functional elements of its products and services as they are introduced. With the technological advancements and introductions of new products and service options in the wireless industry, customers are more likely to require the advice of increasingly qualified salespeople to assist in product and service selections. Management believes that its emphasis on training and customer service distinguishes the Company within the industry and is an important part of its business strategy. The Company emphasizes a consultative selling process, in which sales personnel inquire about the needs and desires of each customer, in an attempt to recommend the most appropriate products and services.

     - Competitive Everyday Low Pricing. The Company maintains everyday low prices that are competitive with prices charged by other retailers within each local market. The Company supports this policy with a lowest-price guarantee, a 7-day return policy and a 30-day satisfaction guarantee to provide customer assurance and satisfaction. In addition, customers are eligible to receive 100% credit for their product purchases if they upgrade within 12 months of the original purchase.

     - Sophisticated Financial Controls. Each Let's Talk Cellular & Wireless store is equipped with a modern point-of-sale computer terminal. The point-of-sale terminals are linked to a central computer at the Miami headquarters, allowing the Company's finance staff to continuously monitor sales and inventory levels. The system is capable of generating financial statements at the store level, providing management with key operating and financial data in a timely manner, thereby allowing the Company to respond quickly to changes in consumer preferences and emerging industry trends. The Company anticipates spending approximately $650,000 during fiscal 1998 in connection with the upgrading of its entire corporate MIS system, which will allow the Company to efficiently monitor up to 300 retail locations. This new system is expected to be fully tested and on-line by April 1998.

     - Wholesale Strategy. Management believes the wholesale business provides the Company greater purchasing power and additional distribution capabilities which complement the Company's retail operations. The Company intends to continue to expand its wholesale business by aggressively seeking to obtain more accounts with distributors, carriers and independent retailers. In addition, the Company intends to utilize its Miami distribution facility to support its wholesale operations and offer faster delivery and lower-cost shipping to its east coast accounts. The Company also intends to purchase substantially all of its cellular and wireless product inventory through its wholesale operations and, as a result of the increased volume of wholesale purchases, obtain such products at lower cost.

GROWTH STRATEGY

     Since opening its first store in 1989, the Company has grown through internal expansion and acquisitions, and operated 102 stores as of September 30, 1997. The following table shows the development of the Company's stores during the past five years.

                                                                    FISCAL YEAR ENDED JULY 31,
                                                              ---------------------------------------
                                                              1992   1993   1994   1995   1996   1997
                                                              ----   ----   ----   ----   ----   ----
Open at beginning of year...................................    2      3      4       8     22     25
Opened during year..........................................    1      1      4      14      5     45
Acquired during year........................................   --     --     --      --     --     24
Closed during year..........................................   --     --     --      --      2      1
                                                              ---    ---    ---    ----   ----   ----
Open at end of year.........................................    3      4      8      22     25     93
                                                              ===    ===    ===    ====   ====   ====
  Weighted average open during year.........................  2.1    3.7    6.3    14.5   25.5   69.8

     - New Store Expansion. The Company plans to open 65 to 75 new stores in fiscal 1998 and 80 to 100 stores in fiscal 1999 in both new and existing markets, of which approximately 40% are expected to be kiosks and 60% are expected to be in-lines. The Company believes that this expansion rate is achievable given the Company's existing infrastructure, the ease with which it can replicate the Company's store model and its successful opening of 45 new stores in fiscal 1997. The Company's new store expansion rate is subject to a number of factors. See "Risk Factors -- Risks Associated with Rapid Growth." As of September 30, 1997, the Company had 4 store locations under construction and has signed leases or reached an agreement in principle for an additional 24 store locations. The Company's store expansion strategy is to target initially the largest and fastest growing wireless markets in the U.S., based on industry statistics. Management believes that the flexibility of the Company's kiosk and in-line store formats permits the Company to take advantage of the best available locations across a broad range of market areas. Within each selected market, the Company intends to open a cluster of 5-15 stores in order to achieve scale economies and to obtain greater marketing benefits. Specific components of the Company's store expansion program include the following:

        - Target Additional Mall Locations. The Company intends to continue opening both kiosks and in-line stores in shopping malls where it can obtain desirable locations with high traffic flow. Currently, the Company owns stores in only 76 of the more than 1,000 regional malls located in the continental U.S., many of which are managed by companies with which the Company has established strong relationships. The Company believes that the combination of its market presence, established relationships with national mall developers, attractive store design and high average sales volume per square foot give the Company a competitive advantage in securing desirable mall locations on attractive terms. The Company's kiosk and in-line mall stores average approximately 150 and 800 square feet, respectively.

        - Penetrate Power Strip Locations in Existing Markets. The Company intends to open power-strip locations to further penetrate existing markets and supplement its geographic expansion in selected markets. Power strips are generally anchored by one or more large retailers, and typically contain a variety of smaller specialty stores. The Company's power-strip stores typically range in size from 2,000 to 4,000 square feet.

     - Pursue Selective Acquisitions. The Company intends to continue to increase the number of its stores through selective acquisitions of other specialty retailers of cellular and wireless products in addition to those stores opened by the Company. The Company believes that the independent retail market for cellular and wireless products is highly fragmented and consists of numerous independent specialty retailers in each major metropolitan area. Through selective acquisitions, the Company seeks to obtain immediate access to desirable markets and locations, qualified sales personnel and, in some cases, an existing subscriber base. The Company believes it can successfully apply its operating strategy and leverage its existing infrastructure and financial controls with such acquisitions. Potential acquisition candidates include other independent wireless retailers that the Company believes have excellent market demographics and management. In assessing acquisition candidates, the Company reviews numerous factors, including purchase price, store locations, number of potential customers, market penetration and growth, availability of capital and local competition. The Company believes that, following the offering, it will have a competitive advantage over non-public specialty retailers in making acquisitions as a result of its improved access to the capital markets and its ability to use its common stock as acquisition currency.

      Management has had successful experiences in acquiring other specialty retailers of cellular and wireless products. In August 1996, the Company acquired Peachtree Mobility, an Atlanta based retailer with five stores. Since the acquisition, the Company has changed the store names to "Let's Talk Cellular & Wireless," increased the number of product offerings in the stores, improved in-stock availability, integrated the accounting and sales and administrative functions into the Company's corporate offices. The Company has also added three additional stores in the Atlanta market. In June 1997, the Company acquired 19 stores located in Texas, Kansas and Missouri through the Telephone Warehouse Acquisition. In October 1997, the Company entered into definitive agreements for the acquisition of (i) Cellular USA, one of AT&T's largest agents in Las Vegas, which operates six retail stores and (ii) Cellular Unlimited, one of Cellular One's largest agents in upstate New York, which operates 15 retail stores. The Company expects to close these acquisitions concurrently with the consummation of the offering. The Company intends to change the store names to "Let's Talk Cellular & Wireless," increase in-stock merchandise availability and integrate the accounting, sales and administrative functions into the Company's corporate offices, as it has done with the Peachtree Mobility stores. The Company reviews acquisitions on a continuing basis as opportunities arise, however, there can be no assurance that any of the Company's expansion plans will be consummated or prove successful.

     - Increase Comparable Store Sales. The Company seeks to increase comparable store sales by capitalizing on the changing industry dynamics that are driving the growth in cellular and wireless usage, and pursuing repeat business from its existing customers for new products, product upgrades and additional accessories. As the Company's stores increase penetration into new and existing markets, the Company expects to obtain greater brand name recognition through broader advertising, increased repeat and referral business and corporate sales.

     - Capitalize on Operating Leverage. The Company continues to invest in an infrastructure, including a management team and information systems, to manage a rapidly growing chain of stores. These infrastructure investments could result in a material reduction in income from operations in the first half of fiscal 1998 compared with pro forma income from operations for the corresponding period in fiscal 1997. As the Company continues to expand internally and through acquisitions, it expects to leverage these investments and improve margins through economies of scale. For example, Telephone Warehouse has historically been able to acquire inventory at lower prices than the Company. The Company recently has combined its purchasing department with that of Telephone Warehouse and expects to attain further cost reductions based on greater volume purchases and other economies of scale as the Company grows.

PRODUCTS AND SERVICES

     The Company offers an extensive selection of cellular and wireless communications products and services as described below:

     - Cellular Phones, Services and Accessories. The Company offers up to 25 different makes and models of cellular phones, with an emphasis on having in-stock availability of phones that reflects the latest technology and industry trends. The Company displays the phones by four price categories and rates them for excellence in quality, design and performance. With such prominent displays of product information, the Company believes that it encourages browsing, better educates customers and increases impulse purchases. The Company offers cellular telephone service from leading carriers such as AirTouch Cellular, AT&T, Bell Atlantic/NyNex, BellSouth, Cellular One and L.A. Cellular and markets all of their various service plans and available options, such as night and weekend programs and call waiting. In addition, the Company offers pre-paid cellular service, when available from the carrier, to customers who would not otherwise financially qualify for cellular service. Let's Talk Cellular & Wireless stores also display a wide assortment of cellular phone hardware and accessories such as batteries, home and car chargers, vehicle adapter kits, cases and starter kits from leading name-brand suppliers.

     - PCS Phones, Services and Accessories. The Company offers up to 5 different makes and models of PCS phones in its markets where PCS service is available. PCS telephones operate in a manner similar to cellular telephones, but utilize different transmission frequencies. Differences exist in the service features available, the service coverage areas, and the service plan pricing options and structure. The Company offers PCS service from leading PCS carriers such as PCS Sprint, Omnipoint, PrimeCo and PCS phones from Ericsson and Sony. The Company also rates PCS phones to help customers differentiate quality, design and performance and offers a complete line of PCS accessories from various suppliers.

     - Pagers, Services and Accessories. The Company offers up to 10 different makes and models of wireless pagers, including numeric (standard pagers that can only display numbers), alphanumeric (pagers that can display numbers and/or text) and 2-way (alphanumeric pagers that give users the ability to respond to messages with the touch of a button) from leading name-brand suppliers including Motorola, NEC, Panasonic and Sony. The Company offers paging services from leading national carriers such as CTI, McCaw, Metrocall, PageMart, PageNet, and offers local, regional or nationwide paging coverage. The Company also offers additional services such as voice mail and custom greeting as well as a broad selection of pager hardware and accessories to complement its sales of pagers and pager services.

     - Other Products. The Company's stores seek to continuously offer the latest in wireless products and services as they become available for consumer use. The Company merchandises internet products such as Mindspring, WebTV and WebPhones and intends to offer other internet products and services that become available in the future. The Company intends to sell Sprint long distance services and prepaid calling cards for long distance telephone service. The Company offers the Carcop hand-held automobile security system which utilizes global positioning system ("GPS") technology to identify the location of automobiles. Additionally, the Company intends to offer other after-market automobile navigation devices which utilize GPS technology when such devices become more widely used and affordable in price. The Company sells several electronic products and services to business customers, such as an automated electronic phone answering service and call routing system that utilizes voice recognition technology to route calls. Additionally, the Company sells hand-held voice organizers that utilize voice recognition technology, digitally store names, calendars, address books and messages, and transfer data between laptop computers and other portable electronic devices. The Company intends to carry satellite phones and other devices that take advantage of new wireless technologies as they become available in the future. The Company carries Personal Digital Assistants ("PDA"), electronic devices that contain the functions and capabilities of a palm top computer, a cellular phone, a beeper, an internet browser and an e-mail retriever and are capable of sending and receiving facsimile transmissions. The Company's strategy is to provide one-stop shopping for its customers and to maintain its reputation as a retailer of the latest technological advances in the communications industry. Management believes that the flexibility of its merchandising positions the Company as an attractive distribution network for new products and services.

TYPICAL RETAIL TRANSACTIONS

     Cellular. In a typical cellular retail transaction, a customer subscribes for service with one carrier and receives a phone for free or at a substantial discount to its retail value. The Company's cost for the "free" phone, approximately $100-$140, is more than offset by an activation commission paid by the carrier, and by volume bonuses and co-op advertising payments. In some cases, the carrier pays the Company 4-6% of the customer's ongoing monthly service bills as residual payments for as long as the subscription remains in effect. The Company seeks to supplement its sales with wireless accessories, such as batteries, chargers and carrying cases, which generate an average gross margin of approximately 65% for the Company.

     PCS. In a typical PCS retail transaction, the customer buys the phone from the Company at a price in excess of the Company's cost and subscribes for service with a selected PCS carrier. The Company does not receive activation commissions or residual payments in connection with its recent sales of PCS phones but instead acquires PCS phones from carriers at a significantly reduced cost than that paid by the PCS carrier. The Company, in turn, resells such phones at a profit.

     Paging. In a typical paging retail transaction, the customer buys a pager and 12 months of service at one low price. Alternatively, a customer can purchase a pager at full retail price and subscribe for three months of service. In each case, the customer's initial payment exceeds the cost of the pager.

STORE DESIGN

     The Company believes its attractive store design, merchandise presentations and signage are a significant factor in establishing, differentiating and reinforcing the Let's Talk Cellular & Wireless brand. The Company seeks to create an inviting and enjoyable shopping environment that emphasizes the Company's distinctive, upscale image, attracts walk-in traffic and encourages impulse purchases. The typical Let's Talk Cellular & Wireless store utilizes a combination of light wood, glass and bright colors to attract walk-in traffic. Kiosks are typically oval or rectangular in shape, with glass merchandise display cases forming the outside perimeter. The Company pays careful attention to detail in the layout of each of its stores, particularly lighting, colors, choice of material and placement of display cases. Each store features merchandise displays and other materials that are designed to provide easy customer access and information to encourage browsing. The Company seeks to present customers with simple explanations of product and service features and benefits, as well as pricing and sign-up information.

     To facilitate the opening of multiple stores, the Company utilizes two basic designs for kiosk and three basic designs for in-line stores. The designs incorporate modular fixtures and can be easily adjusted to reflect different sized and shaped locations, permitting faster and more cost effective construction. The Company believes that a number of its key store design elements can be used in a wide variety of retail settings.

SALES AND MARKETING

     The Company's marketing strategy is to attract new customers, create name awareness and promote repeat business through its use of local radio, direct mail and print media as well as in-store promotional programs and special price and product offerings. The Company seeks to place its stores in highly visible locations where its distinctive store design will attract the attention of prospective customers. The Company believes that its stores benefit from increased traffic flow created by the advertising, marketing and promotional efforts of the mall itself as well as other mall tenants. The Company clusters stores in target markets in order to provide it with a sufficient base to undertake management, marketing and advertising efforts.

     The Company's marketing programs are supplemented by carriers and suppliers in the form of cooperative advertising allowances, market development funds, and new store allowances. For fiscal 1997, the Company received an aggregate of $1.5 million of such funds. Cooperative advertising allowances are provided for store advertising that features their services or products. Market development funds are additional funds provided for marketing and advertising in new markets. New store allowances are funds provided to offset the costs of developing new stores.

CUSTOMER SERVICE

     With the technological advancements and introductions of new products and service options in the wireless industry, customers are more likely to require the advice of increasingly qualified salespeople to assist in product and service selections. Management believes that its emphasis on training and customer service distinguishes the Company within the industry and is an important part of its business strategy. The Company seeks to maximize customer satisfaction as well as repeat and referral business by providing high quality, knowledgeable and personalized customer service. The Company has implemented extensive employee training programs on an ongoing basis designed to ensure that its sales associates are thoroughly familiar with the latest technical and functional elements of its products and services as they are introduced. Each sales professional receives two weeks of classroom training and two additional weeks of in-store training prior to his permanent assignment. New products and services are introduced to the Company's sales staff by supplier and carrier representatives prior to the public. The Company emphasizes a consultative selling process in which sales personnel inquire about the needs and desires of each customer, in an attempt to recommend the most appropriate products and services. The Company's sales representatives' compensation is comprised of a base salary and a sales commission on product sales. In addition to in-store promotions, the Company's sales force generate repeat and referral business by contacting existing and prospective customers via telephone. The Company offers everyday low prices that are competitive with other retailers and supports this policy with a lowest-price guarantee, a 7-day return policy and a 30-day satisfaction guarantee to provide customer assurance and satisfaction. In addition, customers are eligible to receive 100% credit for their product purchases if they upgrade within 12 months of the original purchase.

CARRIER AGREEMENTS

     Generally, the Company's stores offer cellular and PCS telephone services and paging service pursuant to carrier agreements between one or more of the carriers operating in the geographic area where the store is located and the Company. There are only two licensed cellular carriers in a geographic market. In each market the Company has an exclusive agreement with one such cellular carrier. The Company's cellular carrier agreements range in duration from one to five years. In most of the Company's cellular carrier agreements, the Company receives activation commissions and monthly residual fees based on the number of subscribers enlisted and the volume of their usage. The Company can receive bonus commissions when the volume of activations exceeds certain levels. There are up to five PCS carriers in a geographic market, depending on the size of the market, and therefore, the Company's PCS carrier agreements are nonexclusive. The Company typically offers multiple PCS services to its customers, although two of Telephone Warehouse's carrier agreements covering the Texas markets have provisions prohibiting the Company from offering competing cellular or PCS telephone service during the term of the agreements and for a period of one year after termination. The Company's PCS carrier agreements are typically for a term of one year. In fiscal 1995, 1996 or 1997 sales to the following carriers represented more than 10% of the Company's net revenues: (i) BellSouth Mobility represented 11%, 23% and 12%, respectively; (ii) AirTouch Cellular represented 0%, 0% and 12%, respectively; and (iii) Bell Atlantic/NyNex represented 5%, 11% and 13%, respectively. In fiscal 1994, 1995 and 1996 and for the four months ended April 30, 1997, Telephone Warehouse had sales to AT&T Wireless of 26%, 20%, 13% and 18% of total net revenues, respectively. For fiscal 1997, on a pro forma basis, AT&T Wireless was the only carrier to whom sales exceeded 10% of total net revenues. Management believes that in most instances, the cancellation or non-renewal of any of its carrier agreements would not have a material adverse effect on the Company's financial condition or results of operations, as it believes that a canceled agreement could likely be replaced with an agreement with one of the carrier's competitors. However, in certain markets where the Company receives substantial residual payments from the carrier, the cancellation or non-renewal could have a significant effect on the Company's financial condition and results of operations. The Company is also a reseller of paging services, buying blocks of paging time from paging carriers at a substantial discount and reselling paging services to its customers. The Company's paging carrier agreements range in duration from one to 10 years. Paging customers are charged a monthly fee for local service and additional fees for service in other markets. The Company offers cellular and paging coverage throughout the continental United States and PCS coverage in the five U.S. markets where it is available to the Company's stores. Set forth below is a list of the Company's cellular, PCS and paging carriers, the geographic territory where the services are sold and the expiration dates of their agreements:

                              TYPE OF
CARRIER                       SERVICE         GEOGRAPHIC AREA             EXPIRES
-------                       -------         ---------------             -------
AirTouch Cellular...........  Cellular  Atlanta                       December 1998
AT&T Wireless...............  Cellular  Dallas/Fort Worth             December 2001
AT&T Wireless...............  Cellular  Denver(1)                     September 2001
AT&T Wireless...............  Cellular  New York City metropolitan    December 1998
                                          area
AT&T Wireless...............  Cellular  San Antonio                   December 2001
Bell Atlantic/NyNex.........  Cellular  District of Columbia,         February 1998
                                        Maryland, Philadelphia, New
                                          Jersey
BellSouth Mobility..........  Cellular  South and Central Florida(2)  March 1998
Cellular One................  Cellular  Puerto Rico                   January 1998
Cellular One................  Cellular  Kansas City                   December 1999
L.A. Cellular...............  Cellular  Los Angeles                   January 1998
Cellular One................  Paging    Puerto Rico                   May 31, 2002
CTI.........................  Paging    Nationwide                    December 1997
McCaw.......................  Paging    San Antonio                   March 1998
Metrocall...................  Paging    Dallas/Fort Worth             August 2004
PageMart....................  Paging    Nationwide                    October 1997
PageNet.....................  Paging    Texas, Louisiana, Oklahoma,   February 2006(3)
                                          Arkansas, Kansas, Missouri
Omnipoint...................  PCS       New York City metropolitan
                                          area
PrimeCo.....................  PCS       South Florida, Tampa,         October 2001
                                        Orlando
Sprint......................  PCS       Nationwide                    April 1998

---------------

(1) In September 1996, the Company entered into a Kiosk Staffing Agreement with AT&T Wireless. Pursuant to the agreement the Company provides personnel and management expertise to operate AT&T Wireless kiosks and in-line stores in the greater Denver metropolitan area through September 2001 in exchange for receiving commissions and fees for services and products sold at such stores. The Company currently operates 3 such AT&T Wireless stores. The agreement provides incremental operating income with no requirements for capital expenditures.
(2) The Company currently offers BellSouth Mobility cellular service in South and Central Florida, although its carrier agreement with Bell South Mobility permits the Company to offer such services wherever BellSouth Mobility offers cellular service, which is currently throughout the Southeastern United States.
(3) Pursuant to a non-binding memorandum of understanding.

SUPPLIERS

     The Company purchases its inventory from a variety of sources, such as suppliers, carriers and other large wholesale distributors. The Company purchases all of its inventory through a centralized purchasing department that tracks the inventory needs of each of its stores. The Company deals with its suppliers on an order-by-order basis and seeks to find the lowest price with quantity discounts. The purchasing department negotiates payment terms, vendor financing of inventory and merchandise discounts with suppliers. The Company currently purchases inventory from over 40 suppliers. Because cellular and wireless products can be sourced from numerous suppliers, the Company does not believe it is dependent on any particular source of supply for its inventory needs.

     Historically, Telephone Warehouse has purchased inventory at lower prices than the Company because of its large volume discounts, which are primarily associated with its wholesale business. The wholesale business maintains competitive pricing by purchasing products from multiple sources such as suppliers, carriers and large distributors, often on a "spot" basis to take advantage of discounts. Management believes that the acquisition of Telephone Warehouse, combined with continued new store expansion and an improved capital structure resulting from the offering, will give the Company increased purchasing capabilities and enable the Company to qualify for better quantity discounts.

SITE SELECTION

     The Company's strategy for opening stores is to seek prime locations in regional shopping malls or other high traffic locations in selected geographic markets having attractive demographic statistics. Markets for new stores are selected on the basis of factors such as attractive demographics, household income levels, growth potential and real estate availability. Within a specific market, management carefully selects each site by evaluating store location, visibility, accessibility and walk-by traffic volume, among other factors. Management believes that the Company's market presence, established relationships with national mall developers, attractive store design and high average sales volume per square foot give the Company a competitive advantage in securing desirable mall locations on attractive terms. The Company utilizes either kiosk or in-line store formats to have greater flexibility to place stores in the best available locations.

WHOLESALE OPERATIONS

     The Company wholesales cellular phones and accessories to over 1,000 accounts, consisting primarily of distributors, carriers and smaller independent retailers. The Company seeks to provide superior customer service as compared to larger distributors in the industry by locating "hard to find" items, responding quickly to customer inquiries and credit decisions, quickly turning around repairs and providing same day shipping service. The wholesale business maintains competitive pricing by purchasing products from multiple sources such as suppliers, carriers and large distributors, often on a "spot" basis to take advantage of discounts. The Company believes its wholesale business serves a niche market in which customers are willing to pay higher prices for better customer service. Management plans to continue to grow the wholesale business because it believes the business will continue to complement the Company's retail operations by providing economies of scale for purchasing and distributing products and enabling the Company to purchase its cellular and wireless product inventory through its wholesale operations at lower cost.

MANAGEMENT INFORMATION SYSTEMS

     Each Company store is equipped with a modern computer terminal. The point-of-sale terminals are linked to a central computer at the Miami headquarters, allowing the Company's finance staff to continuously monitor sales and inventory levels. The Company's MIS system provides sales, cost, gross margin and commission information from store point-of-sale terminals that are polled nightly. Customer, product and control information is also updated nightly. The MIS system is also linked to the accounting system for general ledger and accounts payable functions. The MIS system is capable of generating financial statements at the store level and providing management with key operating and financial data in a timely manner, thereby allowing the Company to respond quickly to changes in customer preferences and emerging industry trends. The Company is in the process of upgrading its corporate MIS system, which will allow the Company to monitor up to 300 retail locations. This new system is expected to be fully tested and on-line by April 1998.

COMPETITION

     The Company is the largest independent specialty retailer of cellular and wireless products and services. However, the industry is characterized by intense competition, is highly fragmented and is composed of national chains of "big box" electronic and consumer goods retailers, carrier-owned retail stores, and regional and local chains of other specialty cellular retailers, among others. Certain of the Company's competitors have significantly greater resources than the Company. Competition is based in part on local market conditions and varies from one location or geographic area to another. The Company believes that the primary elements of competition in the industry are price, breadth of product, in-stock availability of products and services that meet the latest industry trends, level of customer service and convenience of store location. The Company believes it competes favorably with national and regional retailers. See "Business -- Competitive Strengths" and "Risk Factors -- Competition."

PROPERTIES

     The Company currently leases all of its existing store locations other than the AT&T Wireless stores in Denver and one store owned by Telephone Warehouse. The Company expects that its policy of leasing rather than owning will continue as it expands. The Company's leases generally provide for initial lease terms ranging from three to five years for kiosks and up to 10 years for in-line and power strip stores. Rent is generally computed as a percentage of the store's gross sales in excess of a fixed minimum base rent plus a portion of the mall common area maintenance expenses, taxes, insurance and electrical service for the premises and mall common areas. Lease rental payments are also subject to annual increases for taxes, common area maintenance and insurance.

     As current leases expire, the Company believes that it will generally be able either to obtain lease renewals if desired for present store locations, or to obtain leases for equivalent or better locations in the same general area. Certain of the Company's store leases contain provisions requiring the landlord's written consent for, or permitting the landlord to terminate the lease upon, a change in control of the ownership of the lessee. The foregoing provisions may be applicable in certain cases as a result of the Telephone Warehouse Acquisition (see "Certain Transactions -- the Telephone Warehouse Acquisition"). Based primarily on the absence of lease terminations following the Telephone Warehouse Acquisition, the Company's historic ability to secure leases for suitable locations and the significant number of Company stores, management believes that such provisions will not have a material adverse effect on the business or financial position of the Company.

     In addition to its stores, the Company currently leases an approximately 9,220 square foot building in Miami, Florida, for its distribution facility. The Company leases approximately 11,000 square feet of office space in Miami, Florida, for its corporate headquarters, which management believes will be adequate for the Company's anticipated growth. The Company also owns an approximately 4,600 square foot building in Irving, Texas, which it uses as a retail store.

EMPLOYEES

     As of September 30, 1997, the Company had approximately 524 employees, of whom approximately 398 are involved in retail operations, 5 are involved in wholesale operations and 121 are corporate office personnel. None of the Company's employees is covered by a collective bargaining agreement and management believes that the Company's relations with its employees are good.

SERVICEMARKS

     The Company has filed an application to register the name "Let's Talk Cellular & Wireless" and the Company's logo as a servicemark in the United States Patent and Trademark Office. The Company is actively engaged in a program to consolidate its store operations under the "Let's Talk Cellular & Wireless" tradename and achieve a consistent and distinctive store appearance. As of September 30, 1997, 76% of the Company's 102 stores were operated under the "Let's Talk Cellular & Wireless" tradename. In the Texas, Kansas and Missouri markets, the Company conducts its retail operations under the name Telephone Warehouse, pending an orderly transition to the "Let's Talk Cellular & Wireless" tradename. Following the Cellular USA Acquisition and the Cellular Unlimited Acquisition, the Company intends to operate the stores under the Cellular USA and Cellular Unlimited names, pending an orderly transition to the "Let's Talk Cellular & Wireless" tradename.

LEGAL PROCEEDINGS

     The Company is not a party to any legal proceedings other than routine litigation incidental to its business, none of which is material.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers, directors and key employees of the Company are as follows:

NAME                                        AGE   POSITION
----                                        ---   --------
Nicolas Molina............................  29    Chief Executive Officer and Director
Brett Beveridge...........................  32    President and Chairman of the Board
Anne Gozlan...............................  35    Chief Financial Officer
Ronald Koonsman...........................  54    President -- Telephone Warehouse
Anthony Tamer.............................  39    Director
Sami Mnaymneh.............................  36    Director
John Bolduc...............................  33    Director
Douglas Berman............................  31    Director
Allan Sorensen............................  59    Director
KEY EMPLOYEES
Richard Berglund..........................  50    Vice President -- Sales
Fernando Perez............................  37    Director of Information Systems
Chris Howard..............................  31    Director of Construction and Design
Sheril Miller.............................  41    Vice President -- Real Estate
Lazarus Rothstein.........................  39    General Counsel and Secretary

     Nicolas Molina is a co-founder of the Company and serves as Chief Executive Officer and a director of the Company. Since the inception of the Company in 1989, Mr. Molina has been a director and Chief Executive Officer of the Company and has been primarily responsible for the Company's finance, administration, human resources, MIS, expansion of the Company's retail operations, including real estate site selection, leasing and construction, as well as other general corporate matters. Prior to the formation of the Company, Mr. Molina was a corporate account executive for McCaw Communications.

     Brett Beveridge is a co-founder of the Company and serves as Chairman of the Board of Directors and President of the Company. Since the inception of the Company in 1989, Mr. Beveridge has been a director and President of the Company and has been primarily responsible for the Company's retail operations, marketing, merchandising, distribution, carrier and vendor relationships and other general operational matters. Prior to the formation of the Company, Mr. Beveridge was a Divisional Sales Manager for Bally Corporation's health club division in Miami, Florida from 1984 to 1988.

     Anne Gozlan has served as Chief Financial Officer of the Company since May 1995. From 1992 to 1995, Ms. Gozlan served as controller of Perfumania, Inc., a publicly traded specialty retailer of perfumes and related products. Prior to joining Perfumania, Ms. Gozlan was an audit manager at Price Waterhouse, where she was employed from 1984 to 1992.

     Ronald Koonsman was the founder and has served as President and Chief Executive Officer of Telephone Warehouse and its affiliates since January 1984. Mr. Koonsman joined the Company upon the consummation of the Telephone Warehouse Acquisition in June 1997 and has over 27 years of experience in the telecommunications industry, having been employed by Southwestern Bell and AT&T in a variety of management positions from 1970 to 1983.

     Anthony Tamer has been a director of the Company since June 1996 and a Managing Director of HIG Capital Management, Inc., an affiliate of HIG Investment Group, L.P. since 1993. Mr. Tamer was previously a Partner at Bain & Company ("Bain") from 1986 to 1993. Mr. Tamer attended Harvard Business School where he was awarded a Master in Business Administration degree. He also holds a Master degree in Electrical Engineering from Stanford University, and a Bachelor of Science degree in Electrical Engineering from Rutgers University.

     Sami Mnaymneh has been a director of the Company since June 1997 and a Managing Director of HIG Capital Management, Inc. since 1993. Mr. Mnaymneh was previously a Managing Director at The Blackstone Group from 1990 to 1993 and prior to such time was a Vice President in the Mergers and Acquisitions Group at Morgan Stanley & Co. Mr. Mnaymneh attended Columbia University in New York, where he was elected to Phi Beta Kappa. He subsequently attended Harvard Business School and Harvard Law School where he was awarded a Master in Business Administration degree and a Juris Doctor degree, respectively, with honors.

     John Bolduc has been a director of the Company since June 1997 and a Managing Director of HIG Capital Management, Inc. since 1993. Prior to joining HIG, Mr. Bolduc was with Bain from 1990 to 1993. Mr. Bolduc holds a Master in Business Administration from the Darden Graduate School of Business at the University of Virginia and a Bachelor of Science degree in Computer Engineering from Lehigh University.

     Douglas Berman has been a director of the Company since June 1997 and a Vice President of HIG Capital Management, Inc. since 1996. Prior to joining HIG, Mr. Berman was with Bain from 1992 to 1996. Mr. Berman is a graduate of the Wharton School of the University of Pennsylvania, where he received a Master in Business Administration. He also holds a Bachelor of Arts degree in Economics from the University of Virginia, where he was elected to Phi Beta Kappa.

     Allan Sorensen has served as Vice Chairman of the Board and a Director of the Company since 1994. Mr. Sorensen is also Chairman of the Board of Interim Services, Inc., a New York Stock Exchange company, where he has served on the Board of Directors since 1967. He has also served as Temporary Chairman of The Appletree Companies since August 1996 and Director since February 1996. He was a member of the Board of Directors of H&R Block, Inc. from 1979 until September 1993 when Interim Services was spun off in an initial public offering. He is the past five-term Chairman of the Board and a director of the Home Health Services and Staffing Association (HHSSA). He is a past president and member of the Board of Directors of the National Association of Temporary & Staffing Services (NATSS) and recipient of their 1992 Leadership Award.

     Richard Berglund has served as Vice President -- Sales of the Company since October 1996. From 1992 to 1996, Mr. Berglund served as Director of Stores at Herman's World of Sporting Good's, Inc.

     Fernando Perez has served as the Director of Information Systems for the Company since August 1996. Prior to such time, Mr. Perez was employed by Sunglass Hut International, Inc., where he served as Manager of Systems and Programming for over 5 years. Before joining Sunglass Hut, he served as the Manager of Operations for Savin Florida, a retailer of office products, from 1988 to 1991 after serving as its Manager of Information Systems from 1984 to 1987.

     Chris Howard has served as the Company's Director of Construction and Design since July 1996. From 1992 to 1996, Mr. Howard served as a Director of Construction for Spec's Music Co. Prior to joining Spec's Music Co., Mr. Howard served as a senior project manager for Scherer Construction & Engineering from 1989 to 1992.

     Sheril Miller has served as Vice President -- Real Estate of the Company since August 1997. From July 1994 until August 1997, Ms. Miller was employed by Lord Associates, a leasing, marketing and real estate development firm, as a leasing executive. From February 1993 until July 1994, Ms. Miller was employed by General Growth, a real estate development firm, and prior to February 1993 was employed for eight years by Kravco, a real estate development firm.

     Lazarus Rothstein has served as General Counsel and Secretary of the Company since May 1997. Prior to joining the Company, Mr. Rothstein engaged in the private practice of law for 13 years, primarily in the areas of real estate, securities and business transactions and commercial litigation.

     The Company's Board of Directors intends to appoint at least one additional director who is not affiliated with the Company within 90 days of the consummation of this offering. This additional director has not yet been identified.

     The Company also intends to establish an Audit Committee and a Compensation Committee in connection with the appointment of such additional directors. The Compensation Committee will be responsible for setting and administering policies that govern annual compensation for the Company's executive officers and administering the Company's Incentive Plan. See "-- Executive Incentive Compensation Plan." The duties and responsibilities of the Audit Committee will include (i) recommending to the full Board the appointment of the Company's auditors and any termination or engagement, (ii) reviewing the plan and scope of audits, (iii) reviewing the Company's significant accounting policies and internal controls, (iv) administering the Company's compliance programs, (v) having general responsibility for all related auditing matters and (vi) approving all material transactions with affiliates.

     The Company's Articles provide that the Board of Directors be divided into three classes, with regular three year staggered terms and initial terms of one, two and three years for each of the classes of directors. Accordingly, Messrs. Bolduc, Berman and Sorensen will hold office until the annual meeting of shareholders to be held in 1998. Messrs. Mnaymneh and Tamer and one of the contemplated independent directors will hold office until the 1999 annual meeting and Messrs. Molina and Beveridge and another contemplated independent director will hold office until the 2000 annual meeting.

DIRECTOR COMPENSATION

     The Company does not currently intend to pay any fees to directors. The Company will reimburse all directors for out-of-pocket expenses incurred in connection with the rendering of services as a director.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid by the Company, for services rendered during the past year to the Company's Chief Executive Officer and certain other officers whose total 1997 salary and bonus exceeded $100,000 (the "Named Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                            LONG-TERM
                                                                                           COMPENSATION
                                                      ANNUAL COMPENSATION(1)                  AWARDS
                                            ------------------------------------------     ------------
                                                                                            SECURITIES
                                            FISCAL                        OTHER ANNUAL      UNDERLYING
       NAME AND PRINCIPAL POSITION           YEAR     SALARY     BONUS    COMPENSATION       OPTIONS
       ---------------------------          ------   --------   -------   ------------     ------------
                                                       ($)        ($)         ($)              (#)
Nicolas Molina............................   1997    $198,000   $25,000     $33,960(2)        91,174(3)
  Chief Executive Officer
Brett Beveridge...........................   1997    $198,000   $25,000     $34,800(2)        91,174(3)
  President and Chairman of the Board
Anne Gozlan...............................   1997    $100,000        --          --               --
  Chief Financial Officer

---------------

(1) The column for "All Other Compensation" has been omitted because there is no compensation required to be reported in such column.
(2) Represents the value of perquisites and other personal benefits, including premium payments and related expense for life insurance, disability insurance and group health insurance totaling $19,927 and $20,199 for Messrs. Molina and Beveridge, respectively.
(3) See "Option Grants Table" below for additional information about these options.

OPTION GRANTS, EXERCISES AND FISCAL YEAR-END VALUES

     The following table sets forth information with respect to grants of options to purchase shares of Common Stock during the fiscal year ended July 31, 1997 to the Named Officers. The amounts shown as potential realizable values on the options are based on assumed annualized rates of appreciation in the price of the Common Stock of 0%, 5% and 10% over the term of the options, as set forth in rules of the Securities and Exchange Commission. Actual gains, if any, on stock option exercises are dependent on future performance of the Common Stock. There can be no assurance that the potential realizable values reflected in this table will be achieved.

           STOCK OPTION GRANTS IN THE FISCAL YEAR ENDED JULY 31, 1997

                                                                                               POTENTIAL REALIZABLE VALUE AT
                                                                                               ASSUMED ANNUAL RATES OF STOCK
                                                                                               PRICE APPRECIATION FOR OPTION
                                                   INDIVIDUAL GRANTS                                      TERM(1)
                            ----------------------------------------------------------------   ------------------------------
                                                 PERCENT OF TOTAL
                                NUMBER OF            OPTIONS
                                SECURITIES          GRANTED TO      EXERCISE OR
                            UNDERLYING OPTIONS     EMPLOYEES IN     BASE PRICE    EXPIRATION
NAME                            GRANTED(#)         FISCAL YEAR       ($/SHARE)       DATE       0%($)      5%($)      10%($)
----                        ------------------   ----------------   -----------   ----------   -------    -------    --------
Nicolas Molina............        91,174                50%           $20.04       7/27/07        --         --          --
Brett Beveridge...........        91,174                50%           $20.04       7/27/07        --         --          --

---------------

(1) The Company determined that the Common Stock had a fair market value of $1.55 on the date of grant.

     The following table sets forth information concerning the value of unexercised options as of July 31, 1997 held by the Company's Named Officers. No options were exercised during fiscal 1997.

                             YEAR-END OPTION VALUES

                                                   NUMBER OF SECURITIES
                                                  UNDERLYING UNEXERCISED      VALUE OF UNEXERCISED IN-THE-
                                                     OPTIONS AT FISCAL          MONEY OPTIONS AT FISCAL
                                                         YEAR-END                       YEAR-END
                                                 -------------------------    ----------------------------
NAME                                             EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE(1)
----                                             -------------------------    ----------------------------
Nicolas Molina.................................           91,174                          --/--
Brett Beveridge................................           91,174                          --/--

---------------

(1) The Company determined that the Common Stock had a fair market value of $1.55 per share on July 31, 1997.

EXECUTIVE INCENTIVE COMPENSATION PLAN

     The Company has adopted a 1997 Executive Incentive Compensation Plan (the "Incentive Plan") which is designed to assist the Company in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors and independent contractors (collectively, the "Participants") by enabling the Participants to acquire or increase a proprietary interest in the Company, as well as providing the Participants with annual and long-term performance incentives to expend their maximum efforts in the creation of shareholder value. Pursuant to the terms of the Incentive Plan the Company may grant Participants stock options, stock appreciation rights, restricted stock, deferred stock, other stock-related awards and performance or annual incentive awards that may be settled in cash, stock or other property (collectively, the "Awards"). A committee comprised of at least two non-employee directors (the "Committee"), or in the absence thereof the Board of Directors, will administer and interpret the Incentive Plan and is authorized to grant Awards thereunder to all eligible Participants. The Incentive Plan has a term of 10 years.

     Under the Incentive Plan, the total number of shares of Common Stock that may be subject to the granting of Awards during the term of the Incentive Plan shall be equal to 310,000 shares, plus the number of shares with respect to Awards previously granted under the Incentive Plan that terminate without being exercised and the number of shares of Common Stock that are surrendered in payment of any Awards or any tax withholding requirements. The following is a description of the Awards that may be granted under the Incentive Plan:

          Stock Options and Stock Appreciation Rights -- The Committee is authorized to grant stock options, including both incentive and non-qualified stock options, and stock appreciation rights ("SAR") entitling a Participant to receive the amount by which the fair market value of a share of Common Stock on the date of exercise exceeds the grant price of the SAR. The exercise price per share subject to an option and the grant price of an SAR are determined by the Committee, but must not be less than the fair market value of a share of Common Stock on the date of grant. Each option is exercisable after the period or periods specified in the related option agreement, but no option may be exercisable after the expiration of ten years from the date of grant. Options granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of stock of the Company must have an exercise price of at least 110% of the fair market value of the Common Stock on the date of grant and a term of no more than five years. Options may be exercised by payment of the exercise price in cash, shares of Common Stock, outstanding Awards or other property having a fair market value equal to the exercise price, as the Committee may determine from time to time.

          Restricted and Deferred Stock -- The Committee is authorized to grant restricted stock and deferred stock. Restricted stock is a grant of shares of Common Stock which may not be sold or disposed of, and which may be forfeited in the event of termination of employment, prior to the end of a restricted period specified by the Committee. A Participant granted restricted stock generally has all the rights of a shareholder of the Company, unless otherwise determined by the Committee. An Award of deferred stock confers upon the Participant the right to receive shares of Common Stock at the end of a specified deferral period, subject to possible forfeiture of the Award in the event of termination of employment prior to the end of a specified restricted period. Prior to the issuance of shares of Common Stock, an Award of deferred stock carries no voting or dividend rights.

          Bonus Stock and Awards in Lieu of Cash Obligations -- The Committee is authorized to grant shares of Common Stock as a bonus, free of restrictions, or to grant shares of Common Stock or other Awards in lieu of cash under the Incentive Plan, subject to such terms as the Committee may specify.

          Other Stock-based Awards -- The Committee is authorized to grant Awards that are denominated or payable in, valued by reference to, or otherwise based on or related to, shares of Common Stock. Such Awards might include convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of Common Stock, purchase rights for shares of Common Stock, Awards with value and payment contingent upon performance by the Company or any other factors designated by the Committee, and Awards valued by reference to the book value of shares of Common Stock or the value of securities of or the performance of specified subsidiaries or business units. The Committee determines the terms and conditions of such Awards.

     The right of a Participant to exercise or receive a grant or settlement of an Award, and the timing thereof, may be subject to such performance conditions (including subjective individual goals) as may be specified by the Committee. In addition, the Incentive Plan authorizes specific annual incentive Awards, which represent a conditional right to receive cash, shares of Common Stock or other Awards upon achievement of certain preestablished performance goals and subjective individual goals during a specified fiscal year.

     Awards may be settled in the form of cash, shares of Common Stock, other Awards or other property at the discretion of the Committee. The Committee may condition any payment relating to an Award on the withholding of taxes and may provide that a portion of any shares of Common Stock or other property to be distributed will be withheld (or previously acquired shares of Common Stock or other property surrendered by the Participant) to satisfy withholding and other tax obligations. Awards granted under the Incentive Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the Participant's death, except that the Committee may, in its discretion, permit transfers for estate planning or other purposes subject to any applicable restrictions.

     The Company had no Awards outstanding prior to fiscal 1997. The Company will grant on the date of this Prospectus options to purchase an aggregate of 265,258 shares of Common Stock under the Incentive Plan, all at an exercise price equal to the initial public offering price of the Common Stock.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     In June 1996, the Company's Board of Directors established a Compensation Committee, consisting of Messrs. Tamer and Molina, to set executive compensation levels. All compensation decisions affecting Mr. Molina were approved by the Company's directors, exclusive of Mr. Molina. Upon consummation of this offering, the Compensation Committee will consist of Mr. Sorensen.

EMPLOYMENT AGREEMENTS

     Effective June 27, 1997, the Company amended and restated employment agreements with each of Messrs. Molina and Beveridge. Mr. Molina's agreement provides for his employment as the Chief Executive Officer of the Company, and Mr. Beveridge's agreement provides for his employment as the President of the Company. Both agreements provide for five year terms with base salaries of $210,000 per year, to be increased annually by the greater of the annual increase in the consumer price index or 5%, as well as annual bonuses of not less than $50,000, subject to the achievement of reasonable performance targets set by the Board. Upon termination of his employment by the Company for reasons other than death, disability or cause, the executive shall be entitled to receive the greater of (i) his salary and bonus for the remainder of the employment period or (ii) two years' salary and bonus, except that these amounts shall be reduced by any amounts of earned income the executive may be receiving from any new employer.

     In May 1995, the Company entered into an employment agreement with Ms. Gozlan, which was subsequently amended in June 1996. The agreement provides for a three-year term with a base salary of $100,000 to be increased annually by the greater of the annual increase in the consumer price index or 5%. Upon termination of her employment by the Company for reasons other than death, disability or cause, Ms. Gozlan shall be entitled to receive her salary for the following 12 months. In August 1997, the term of Ms. Gozlan's employment agreement was extended through December 1998.

     In June 1997, Telephone Warehouse amended and restated its employment agreement with Mr. Koonsman, its former owner in connection with the Telephone Warehouse Acquisition. The agreement provides for a two-year term expiring in December 1998 and compensation in the form of (i) a $50,000 salary through December 1997, (ii) a $100,000 salary from January 1998 through December 1998 and (iii) a $950,000 bonus paid in December 1997 provided that Telephone Warehouse's earnings exceed certain targets. Upon termination of his employment by the Company for reasons other than death, cause or resignation, Mr. Koonsman shall be entitled to receive all payments of his compensation. See "Certain Transactions."

                              CERTAIN TRANSACTIONS

GENERAL

     The Company from time to time has entered into transactions with certain of its officers, directors and principal shareholders and entities in which such parties have an interest. The Company believes that each such transaction has been on terms no less favorable to the Company than could be obtained in a transaction with an independent third party.

SERIES A PREFERRED STOCK

     In June 1996 the Company issued 100,000 shares of Series A Preferred Stock to HIG Fund V, Inc., a subsidiary of HIG ("Fund V"), in exchange for an aggregate of $3.3 million pursuant to the Series A Preferred Stock Purchase Agreement, dated June 25, 1996, among the Company, Messrs. Molina and Beveridge and Fund V (the "Purchase Agreement"). HIG and Messrs. Tamer, Mnaymneh, Bolduc and Berman own shares in Fund V.

     Simultaneously with the Telephone Warehouse Acquisition, the Company induced Fund V to convert the Series A Preferred Stock to Common Stock by increasing the conversion ratio of the Series A Preferred Stock from 17.50 to 1 to 21.38 to 1. As a result of such conversion, Fund V surrendered certain rights to enforce restrictive covenants regarding the Company's operations. Upon such conversion, the Company issued to Fund V 2,137,850 shares of Common Stock, of which 388,701 were in addition to the original conversion feature. In connection with such conversion, Fund V agreed to terminate the provisions of the Purchase Agreement other than provisions relating to registration rights pertaining to shares of Common Stock issued in connection with such conversion.

TELEPHONE WAREHOUSE ACQUISITION

     TCP, a subsidiary of HIG, acquired all of the outstanding capital stock of Telephone Warehouse, Inc. and National Cellular, Incorporated from Mr. Ronald Koonsman on December 31, 1996 for $15.1 million, consisting primarily of $12.9 million in cash and a $2.0 million 8% subordinated note (the "Seller Note"). The acquisition was financed by $13.1 million in senior indebtedness provided by NationsCredit, a limited partner of TCP, and the Seller Note. In addition, Mr. Koonsman's employment agreement provided that he would receive an additional $1.0 million in 1997 and up to $2.0 million in 1998 upon the two companies reaching certain financial performance targets. The Seller Note was secured by a second priority lien on TCP's stock in Telephone Warehouse, Inc. and National Cellular, Incorporated and was guaranteed by the two companies. HIG, NationsCredit and Messrs. Tamer, Mnaymneh, Bolduc and Berman own beneficial interests in TCP.

     In June 1997 the Company issued 1,817,468 shares of common stock to TCP in exchange for all of the outstanding capital stock of Telephone Warehouse, Inc. and National Cellular, Incorporated and assumed all of TCP's indebtedness, approximately $13.1 million at such date. Mr. Koonsman's employment agreement was amended to provide as follows: (i) for the six month period beginning on July 1, 1997, a salary of $50,000, (ii) for the 12 month period beginning on January 1, 1998, a salary of $100,000 and (iii) a bonus of $950,000 payable on or before December 31, 1997, provided that Telephone Warehouse, Inc. and National Cellular, Incorporated reach certain financial targets for the 12 months ended December 31, 1997. The Seller Note was modified to increase the principal amount by up to $1,585,000 (subject to Telephone Warehouse, Inc. and National Cellular, Incorporated reaching certain financial performance targets, whether or not Mr. Koonsman is employed by the Company), to add the Company as a guarantor, to add a second lien on Fund V's stock in the Company as additional collateral for the loan and to provide for the release of the pledge of TCP's and Fund V's stock in the Company upon the Company's initial public offering.

     In connection with the Telephone Warehouse Acquisition, the Company refinanced its debt and issued stock purchase warrants to NationsCredit. Such warrants permit NationsCredit to purchase an aggregate of 106,596 shares of Common Stock at an exercise price of $.00003 per share. NationsCredit has informed the Company that it intends to exercise such warrants in full prior to the issuance of the shares of Common Stock offered hereby and sell the 106,596 underlying shares to the Underwriters as part of this offering. See

"Principal and Selling Shareholders." A portion of the proceeds of this offering will be used to repay all of the Company's indebtedness to NationsCredit, thereby releasing the guarantees and collateral for the loans.

     Pursuant to Ms. Gozlan's employment agreement with the Company, 21,378 shares of the Common Stock restricted stock bonus granted to her vested in May 1997, and 21,378 shares vested upon the consummation of the Telephone Warehouse Acquisition.

     Concurrently with the Telephone Warehouse Acquisition, the Company issued stock options to purchase 91,174 shares of Common Stock, with an exercise price of $20.04 per share, to each of Nicolas Molina and Brett Beveridge. See "Management -- Option Grants, Exercises and Fiscal Year-end Values."

MANAGEMENT


     During fiscal 1995 Messrs. Molina and Beveridge together loaned the Company an aggregate of $258,100 to fund the opening of new stores and for other working capital purposes. These loans bear interest at 8.0% per annum, are unsecured and mature upon the earlier of June 1, 1998 or the consummation of the offering. The Company intends to repay these loans from the proceeds of the offering. During fiscal 1997 the Company paid Messrs. Molina and Beveridge approximately $20,650 in interest on the loans.


     HIG Capital Management, Inc., an affiliate of HIG, provided to the Company certain (i) investment banking services in connection with this offering, for an aggregate fee of $840,000, and (ii) management and consulting services from July 1997 through the date hereof, for a fee of $29,167 per month. The fee described in clause (i) will be paid by the Company from the proceeds of the offering. The fees described in clause (ii) have already been paid.

     In addition, HIG Capital Management, Inc. has identified and presented to the Board of Directors certain potential acquisition targets for the Company. The Company has agreed to pay HIG Capital Management, Inc. an investment banking fee equal to 2.0% of the purchase price paid with respect to any such company acquired.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth information concerning the beneficial ownership of the Common Stock immediately prior to this offering and as adjusted to reflect the sale of the shares offered by this Prospectus by (i) each of the Company's executive officers and directors, (ii) each person who is the beneficial owner of more than 5% of the Common Stock and (iii) all executive officers and directors as a group.


                                            SHARES BENEFICIALLY                      SHARES BENEFICIALLY
                                             OWNED PRIOR TO THE      NUMBER OF         OWNED AFTER THE
                                                OFFERING(2)          SHARES TO           OFFERING(2)
                                           ----------------------    BE SOLD IN     ----------------------
NAME AND ADDRESS(1)                         NUMBER     PERCENTAGE   THE OFFERING     NUMBER     PERCENTAGE
-------------------                        ---------   ----------   ------------    ---------   ----------
HIG Investment Group, L.P.(3)(4).........  3,955,318      64.9%        177,203      3,778,115      46.1%
Nicolas Molina(4)(5).....................  1,021,138      16.5              --      1,021,138      12.3
Brett Beveridge(4)(5)....................  1,021,138      16.5              --      1,021,138      12.3
NationsCredit Commercial
  Corporation(6).........................    283,799       4.6         283,799             --        --
Anne Gozlan(7)...........................     64,135       1.1              --         64,135       1.0
Ronald Koonsman..........................         --        --              --             --        --
Anthony Tamer(4)(8)......................  3,955,318      64.9         177,203      3,778,115      46.1
Sami Mnaymneh(4)(8)......................  3,955,318      64.9         177,203      3,778,115      46.1
John Bolduc(4)(8)........................  3,955,318      64.9         177,203      3,778,115      46.1
Douglas Berman(4)(8)(9)..................  3,955,318      64.9         177,203      3,778,115      46.1
Allan Sorensen(10).......................    213,785       3.5          53,446        160,339       2.0
All directors and executive officers of
  the Company as a group (9
  persons)(11)...........................  6,275,514     100.0%        337,245(4)   6,044,865      72.1%


---------------

   * Less than 1%
 (1) Unless otherwise indicated, the address of each of the beneficial owners is c/o the Company, 800 Brickell Avenue, Suite 400, Miami, Florida 33131.
 (2) Based on 6,093,166 shares outstanding at September 30, 1997 and 8,199,762 as adjusted after the offering. Pursuant to the rules of the Commission, certain shares which a person has the right to acquire within 60 days of the date hereof pursuant to the exercise of stock options and warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such person but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

 (3) Includes 2,137,850 shares (35.1%) held of record by Fund V and 1,817,468 shares (29.8%) held of record by TCP prior to the offering. Fund V will not sell any shares in the offering, and TCP will sell 177,203 shares in the offering, resulting in Fund V continuing to own 2,137,850 shares (26.1%) and TCP owning 1,640,265 (20.0%). NationsCredit is a limited partner of TCP and beneficially owns 177,203 of the shares owned of record by TCP. TCP is selling 177,203 shares in the offering on behalf of NationsCredit. HIG Investment Group, L.P. disclaims beneficial ownership of such shares. HIG Investment Group, L.P. is the controlling shareholder of Fund V and the controlling shareholder of TCP's general partner. Mr. Tamer and Mr. Mnaymneh are directors of the Company, Managing Directors of HIG Capital Management, Inc., directors of Fund V and TCP, and are controlling shareholders of the general partner of HIG Investment Group, L.P. Mr. Bolduc is a director of the Company, Managing Director of HIG Capital Management, Inc., director of Fund V and director of TCP. Mr. Berman is a director of the Company, Vice President of HIG Capital Management, Inc., Vice President of Fund V and Vice President of TCP. Messrs. Tamer, Mnaymneh, Bolduc and Berman may, by virtue of their relationship with Fund V, TCP and HIG Investment Group, L.P., be deemed to beneficially own the securities held by Fund V, TCP or HIG Investment Group, L.P., and to share voting and investment power with respect to such securities. Messrs. Tamer, Mnaymneh, Bolduc and Berman each disclaims beneficial ownership of the securities, except to the extent of his respective investment interests in Fund V, TCP or HIG Investment Group, L.P. The address of Fund V, TCP and HIG Investment Group, L.P. and Messrs. Tamer, Mnaymneh, Bolduc and Berman is c/o HIG Capital Management, Inc., 1001 South Bayshore Drive, Suite 2708, Miami, Florida 33131.


 (4) Does not reflect the possible sale of shares upon exercise of the Underwriters' over-allotment option. Fund V and Messrs. Molina and Beveridge have granted an option to the Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 350,587 additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. If the Underwriters exercise the option in full, Fund V will sell 298,649 shares and Messrs. Molina and Beveridge will each sell 25,969 shares, resulting in Fund V owning 1,839,201 shares (22.4%) and Messrs. Molina and Beveridge each owning 995,169 shares (12.0%) after the closing of the offering. See "Underwriting."

 (5) Includes (i) 929,964 shares directly owned, and (ii) 91,174 shares subject to presently exercisable options. Excludes 59,202 shares subject to unexercisable options.
 (6) Includes (i) 106,596 shares issuable upon the exercise of outstanding warrants issued to NationsCredit as the Company's lender and (ii) 177,203 shares owned by TCP, which represent NationsCredit's proportionate interest in the 1,817,468 shares owned by TCP based upon NationsCredit's limited partnership interest in TCP. The address of NationsCredit is One Canterbury Green, Stamford, Connecticut 06912. See "Certain Transactions."
 (7) Includes 64,135 shares directly owned. Excludes 16,445 shares subject to unexercisable options.
 (8) Reflects shares held of record by Fund V and TCP. See footnote (3).
 (9) Excludes 13,156 shares subject to unexercisable options.
(10) The address of Mr. Sorensen is c/o Interim Services, 2050 Spectrum Boulevard, Ft. Lauderdale, Florida 33309.
(11) Includes 91,174 shares subject to presently exercisable options held by each of Messrs. Molina and Beveridge. Excludes (i) 3,955,318 shares owned of record by Fund V and TCP and (ii) an aggregate of 148,005 shares subject to unexercisable options held by Messrs. Molina, Beveridge and Berman and Ms. Gozlan.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of (i) 50,000,000 shares of Common Stock, par value $.01 per share, 8,199,762 shares of which will be outstanding upon the consummation of the offering and (ii) 1,000,000 shares of preferred stock, par value $.01 per share, none of which will be outstanding. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Amended and Restated Articles of Incorporation and Amended and Restated Bylaws of the Company, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part. See "Additional Information."

COMMON STOCK

     Subject to the rights of the holders of any preferred stock which may be outstanding, each holder of Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Each holder of Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders, including the election of directors. Holders of Common Stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be when issued, fully paid and nonassessable.

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

PREFERRED STOCK

     The Company's Board of Directors may, without further action by the Company's shareholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. The Board of Directors of the Company, without shareholder approval, may issue shares of preferred stock with voting and conversion rights which would adversely affect the holders of shares of Common Stock. Upon consummation of the offering, there will be no shares of preferred stock outstanding, and the Company has no present intention to issue any shares of preferred stock.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE COMPANY'S
ARTICLES OF INCORPORATION AND BYLAWS AND OTHER PROVISIONS

     Certain provisions of the Articles and Bylaws of the Company and Florida law summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

     Classified Board of Directors. The Articles provide for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. The Articles also provide that shareholders may remove a director upon the affirmative vote of two-thirds of all votes entitled to be cast for the election of directors. This provision, when coupled with the provision of the Bylaws authorizing only the Board of Directors to fill vacant directorships, will preclude a shareholder from removing incumbent directors without cause and simultane-ously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees. The Company's Articles provide that the provisions described in this paragraph may only be amended by an affirmative vote of two-thirds of all votes entitled to be cast for the election of directors.

     Special Meeting of Shareholders. The Articles provide that special meetings of shareholders of the Company may be called only by the Board of Directors, the Company's Chairman of the Board of Directors or the holders of not less than 50% of all votes entitled to be cast on any issue proposed to be considered at such special meeting. This provision will make it more difficult for shareholders to take actions opposed by the Board of Directors.

     Advance Notice for Shareholder Proposals and Director Nominations. The Articles provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual or special meeting of shareholders, must provide timely notice thereof in writing. To be timely with respect to an annual meeting, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 120 days nor more than 180 days prior to the first anniversary of the date of the Company's notice of annual meeting provided with respect to the previous year's meeting. The Articles also specify certain requirements for a shareholder's notice to be in proper written form. These provisions may preclude shareholders from bringing matters before or from making nominations for directors at an annual or special meeting.

     Authorized But Unissued Shares. Subject to the applicable requirements of the Nasdaq National Market, the authorized but unissued shares of Common Stock and preferred stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and preferred stock may enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of the Company's management.

     Certain Florida Legislation. The State of Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law and the Company's Articles also authorize the Company to indemnify the Company's directors, officers, employees and agents under certain circumstances and presently limit the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct. The Company may also indemnify any person who was or is a party to any proceeding by reason of the fact that he is or was a director, officer, employee or agent of such corporation (or is or was serving at the request of such corporation in such a position for another entity) against liability to be in the best interests of such corporation and, with respect to criminal proceedings, had no reasonable cause to believe his conduct was unlawful.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon consummation of this offering, the Company will have 8,199,762 shares of Common Stock issued and outstanding. Of the Common Stock outstanding upon completion of this offering, the 2,337,245 shares of Common Stock sold in this offering (2,687,832 if the Underwriters' over-allotment option is exercised in full) will be freely tradable by the holders thereof without restriction or further registration under the Securities Act except for any shares held by "affiliates" of the Company, as that term is defined under the Securities Act and the regulations promulgated thereunder (an "affiliate"), or persons who have been affiliates within the preceding three months. Upon the expiration of lock-up agreements between each of the executive officers, directors and existing shareholders and the Underwriters, 180 days after the date of this Prospectus (or earlier upon the written consent of Merrill Lynch), 4,404,600 shares of Common Stock (including options to acquire 182,348 shares of Common Stock) outstanding prior to this offering may be sold in the public market by affiliates of the Company, subject to the limitations and restrictions contained in Rule 144 under the Securities Act. Holders of 1,640,265 shares of Common Stock will not be able to sell their shares in reliance on Rule 144 under the Securities Act prior to June 1998.


     In general, under Rule 144 as currently in effect, a holder (or holders whose shares are aggregated) of "restricted securities," including persons who may be deemed affiliated with the Company, whose shares meet a one-year holding period requirement are entitled to sell, within any three-month period, a number of these shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 8,199,762 shares immediately after this offering) or the average weekly reported trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of the sale is given, provided certain manner of sale and notice requirements and requirements as to the availability of current public information about the Company are satisfied. Under Rule 144(k), a holder of "restricted securities" who is deemed not to have been an affiliate of the Company during the three months preceding a sale by him, and whose shares meet a two-year holding period requirement, is entitled to sell those shares, without regard to these restrictions and requirements. In addition, affiliates of the Company must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of Common Stock which are not "restricted securities" (such as shares acquired by affiliates in the offering).

     The Company has reserved an aggregate of 310,000 shares of Common Stock for issuance under the Incentive Plan. On the date of this Prospectus, options to purchase an aggregate of 265,258 shares of Common Stock will be granted under the Incentive Plan, a third of which, in general, will vest in October of each of 1998, 1999 and 2000. 118,404 of such options will be held by two executive officers and will vest immediately upon the termination of their employment for any reason other than cause. 3,289 of such options will be granted to a consultant to the Company and will vest immediately upon the consummation of the offering. See "Management -- Executive Incentive Compensation Plan." After the offering, the Company may file a registration statement under the Securities Act to register the Common Stock to be issued under this plan. After the effective date of such registration statement, shares issued under the Incentive Plan will be freely tradable without restriction or further registration under the Securities Act, unless acquired by affiliates of the Company.

     Prior to this offering, there has been no trading market for the Common Stock. No prediction can be made as to the effect, if any, that future sales of shares pursuant to Rule 144 or otherwise will have on the market price prevailing from time to time. Sales of substantial amounts of the Common Stock in the public market following this offering or the perception that such sales might occur could adversely affect the then prevailing market price. The Company's existing shareholders have agreed that they will not sell or otherwise transfer any shares of Common Stock to the public for 180 days after this offering. See "Underwriting."

REGISTRATION RIGHTS


     Following the closing of this offering, Fund V will be entitled, subject to the lock-up agreements, to require the Company to register the sale of its 2,137,850 shares of outstanding Common Stock under the Securities Act, and the Company must use all commercially reasonable efforts to effect such registration. Pursuant to agreements entered into between the Company and each of Fund V, TCP, Mr. Molina,

Mr. Beveridge, Mr. Sorensen and Ms. Gozlan, under certain circumstances and subject to certain limitations and the lock-up agreements, following the closing of this offering, such shareholders may require the Company to include an aggregate of 6,044,865 shares of Common Stock held by them (including options to acquire 182,348 shares of Common Stock) in the event the Company proposes to register any of its securities, either for its own account or for the account of a security holder, subject to certain limitations on the number of shares to be included in the registration by the underwriter of such offering.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Purchase Agreement (the "Purchase Agreement"), the Company and the Selling Shareholders have agreed to sell to each of the underwriters named below (the "Underwriters") and each of the Underwriters, for whom Merrill Lynch and Salomon Brothers Inc are acting as representatives (the "Representatives"), severally has agreed to purchase, the number of shares of Common Stock set forth opposite its name below:


                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Salomon Brothers Inc........................................

                                                              ---------
             Total..........................................  2,337,245
                                                              =========


     The Representatives have advised the Company and the Selling Shareholders that the Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $
per share and that the Underwriters may allow, and such dealers may reallow,
discounts not in excess of $          per share to certain other dealers. After
the initial public offering, the offering price, concession and discount may be changed.

     NationsCredit has informed the Company that it intends to exercise its warrants to purchase shares of Common Stock in full prior to this offering and sell the aggregate of such underlying shares to the Underwriters. See "Principal and Selling Shareholders."


     Fund V and Messrs. Molina and Beveridge have granted an option to the Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 350,587 additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. Messrs. Molina and Beveridge have each granted such option with respect to 25,969 of their shares of Common Stock, and Fund V has granted such option with respect to 298,649 of its shares. The Underwriters may exercise this option only to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the Underwriters exercise this option, each Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such Underwriter's initial amount reflected in the foregoing table.



     At the request of the Company, the Underwriters have reserved for sale, at the initial public offering price, up to 275,000 shares to be sold and offered hereby by the Company to certain employees of the Company and other persons. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the offering will be offered by the Underwriters to the general public on the same terms as the other shares offered hereby. Certain individuals purchasing reserved shares may be required to agree not to sell, offer or otherwise dispose of any shares of Common Stock for a period of three months after the date of this Prospectus.


     The Company, its executive officers, directors and all existing shareholders have agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch for a period of 180 days after the date of this Prospectus. See "Shares Eligible for Future Sale."


     Prior to the offering, there has been no public market for the Common Stock of the Company. The initial public offering price has been determined through negotiations among the Company, the Selling Shareholders and the Representatives. The factors considered in determining the initial public offering price, in addition to prevailing market conditions, are price-earnings ratios of publicly traded companies that the Representatives believe to be comparable to the Company, certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, and the Company's past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to those of the Company. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade at or above the initial public offering price. The initial public offering price set forth on the cover page of this Prospectus should not be considered an indication of the actual value of the Common Stock. Such price is subject to change as a result of market conditions and other factors. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "LTCW."


     The Underwriters do not intend to confirm sales of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act or to contribute to payments Underwriters may be required to make in respect thereof.

     Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception in these rules, Merrill Lynch is permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the offering, (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus) Merrill Lynch may reduce that short position by purchasing Common Stock in the open market. Merrill Lynch may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     Merrill Lynch may also impose a penalty bid on certain Underwriters and selling group members. This means that if Merrill Lynch purchases shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, Merrill Lynch may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that Merrill Lynch will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     The legality of the shares of Common Stock offered hereby will be passed upon for the Company by Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., Miami, Florida. Certain legal matters will be passed upon for the Underwriters by Brown & Wood LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company at July 31, 1996 and 1997 and for each of the two years in the period ended July 31, 1997 and the combined financial statements of Telephone Warehouse at December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, and the consolidated financial statements of the Company at July 31, 1995 and for each of the two years in the period then ended have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

     The Company's Board of Directors appointed Ernst & Young LLP as the independent accountants for the Company in July 1996 to replace Deloitte & Touche LLP, who were the independent accountants from July 1994 until such time. During the period of Deloitte & Touche LLP's retention by the Company, there were no disagreements between Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused them to make reference to the disagreement in any of their reports on the Company's financial statements. In addition, the reports of Deloitte & Touche LLP on the financial statements of the Company at and for the years ended July 31, 1994 and 1995 contained no adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, the scope of the audit performed or accounting principles. During the two years ended July 31, 1995, there have been no reportable events described in Item 304(a)(1)(v) of Regulation S-K promulgated by the Commission. The Company has requested Deloitte & Touche LLP furnish it with a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of such letter has been filed as an exhibit to the registration statement of which this Prospectus forms a part. The Company engaged Ernst & Young LLP as its new independent accountants as of July 12, 1996 to perform audit services commencing with the year ended July 31, 1996. During the year ended July 31, 1995, the Company had not consulted Ernst & Young LLP on items which (i) were or should have been subject to Statement on Accounting Standards No. 50 or (ii) concerned the subject matter of a disagreement or reportable event (as described in Item 304(a)(1)(iv) of Regulation S-K).

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement may be obtained from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission. The Commission also maintains a World Wide Web site on Internet at http://www.sec.gov that contains reports, proxy and information statements and other information filed electronically with the Commission. Information concerning the Company will also be available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company intends to furnish its shareholders with annual reports containing audited financial statements which have been certified by its independent public accountants, and quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS


LET'S TALK CELLULAR & WIRELESS, INC. AND SUBSIDIARIES:
Report of Independent Certified Public Accountants..........  F-2
Report of Independent Certified Public Accountants..........  F-3
Consolidated Balance Sheets.................................  F-4
Consolidated Statements of Operations.......................  F-5
Consolidated Statements of Changes in Redeemable,
  Convertible Preferred Stock and Common Shareholders'
  Equity....................................................  F-6
Consolidated Statements of Cash Flows.......................  F-7
Notes to Consolidated Financial Statements..................  F-8

TELEPHONE WAREHOUSE:
Report of Independent Auditors..............................  F-21
Combined Balance Sheets.....................................  F-22
Combined Statements of Operations...........................  F-23
Combined Statements of Changes in Shareholders' Equity......  F-24
Combined Statements of Cash Flows...........................  F-25
Notes to Combined Financial Statements......................  F-26

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Let's Talk Cellular & Wireless, Inc. and Subsidiaries

     We have audited the accompanying consolidated balance sheets of Let's Talk Cellular & Wireless, Inc. and subsidiaries as of July 31, 1996 and 1997, and the related consolidated statements of operations, changes in redeemable, convertible preferred stock and common shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Let's Talk Cellular & Wireless, Inc. and subsidiaries at July 31, 1996 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          /s/  ERNST & YOUNG LLP

Miami, Florida
September 19, 1997, except for the
  third paragraph of Note 18, as to
  which the date is October 20, 1997

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Let's Talk Cellular & Wireless, Inc. and Subsidiaries

     We have audited the accompanying statements of operations, shareholders' equity and cash flows of Let's Talk Cellular & Wireless, Inc. (formerly Let's Talk Cellular of America, Inc.) for the year ended July 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Let's Talk Cellular & Wireless, Inc. and subsidiaries for the year ended July 31, 1995 in conformity with generally accepted accounting principles.

                                          /s/  DELOITTE & TOUCHE LLP
Miami, Florida
October 31, 1995
(October 20, 1997 as to the effects
  of the stock split discussed in the
  third paragraph of Note 18)

             LET'S TALK CELLULAR & WIRELESS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                      JULY 31,
                                                              ------------------------
                                                                 1996         1997
                                                              ----------   -----------
                                        ASSETS
Current assets:
  Cash and cash equivalents.................................  $1,357,172   $ 1,080,014
  Accounts receivable, net..................................     620,521     5,706,983
  Inventories...............................................   1,210,159     5,712,420
  Prepaid expenses..........................................      31,224       265,859
  Income taxes receivable (Note 11).........................          --       291,099
  Other current assets......................................      42,511       600,385
  Deferred tax asset (Note 11)..............................      17,174       475,245
                                                              ----------   -----------
          Total current assets..............................   3,278,761    14,132,005
Cash held in escrow (Note 12)...............................   2,009,194            --
Property and equipment, net (Note 4)........................   1,324,852     5,296,743
Other assets, net...........................................      32,780     1,353,097
Intangible assets, net (Notes 3, 5 and 14)..................          --    13,755,696
                                                              ----------   -----------
          Total assets......................................  $6,645,587   $34,537,541
                                                              ==========   ===========

                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable....................................  $  841,490   $ 6,583,542
  Bank lines of credit (Note 6).............................     827,000     1,023,285
  Accrued expenses..........................................     512,486     3,120,493
  Loans payable to shareholders and officers (Note 7).......          --       258,100
  Current portion of bank term loans and obligations under
     capital leases (Notes 6 and 8).........................     115,236       732,195
  Income taxes payable (Note 11)............................      59,217            --
  Deferred revenues.........................................      79,886       693,038
  Customer deposits.........................................      64,616       108,673
                                                              ----------   -----------
          Total current liabilities.........................   2,499,931    12,519,326
Bank term loans, less current portion (Note 6)..............     190,000    12,350,000
Loans payable to shareholders and officers (Note 7).........     258,100     2,000,000
Obligations under capital leases, less current portion
  (Note 8)..................................................      26,226        32,859
Other liabilities...........................................      35,565        72,808
Deferred tax liability (Note 11)............................       5,572       952,596
Commitments and contingencies (Note 9)
Series A preferred stock, $30 par value, 150,000 shares
  authorized, 100,000 and none issued and outstanding,
  respectively (Note 12)....................................   2,937,360            --
Shareholders' equity (Notes 13 and 18):
  Preferred stock, $.01 par value, 1,000,000 shares
     authorized, none issued and outstanding (Note 13)......          --            --
  Common stock, $.01 par value, 50,000,000 shares
     authorized, 2,137,848 and 6,093,166 shares issued and
     outstanding, respectively..............................      21,379        60,932
Additional paid-in capital..................................     243,077     6,166,474
Retained earnings...........................................     428,377       382,546
                                                              ----------   -----------
          Total common shareholders' equity.................     692,833     6,609,952
                                                              ----------   -----------
          Total liabilities and shareholders' equity........  $6,645,587   $34,537,541
                                                              ==========   ===========

                            See accompanying notes.

             LET'S TALK CELLULAR & WIRELESS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 YEAR ENDED JULY 31,
                                                       ----------------------------------------
                                                          1995          1996           1997
                                                       ----------    -----------    -----------
Net revenues:
  Retail sales.......................................  $6,119,990    $ 8,151,904    $13,230,085
  Activation commissions.............................   1,650,318      4,366,343     12,574,633
  Residual income....................................     533,273      1,075,035      1,948,169
  Wholesale sales....................................          --             --      2,309,082
                                                       ----------    -----------    -----------
          Total net revenues.........................   8,303,581     13,593,282     30,061,969
Cost of sales........................................   4,259,814      6,509,282     14,822,617
                                                       ----------    -----------    -----------
Gross profit.........................................   4,043,767      7,084,000     15,239,352
Operating expenses:
  Selling, general and administrative................   3,896,453      6,601,077     13,993,392
  Former shareholder compensation expense............          --             --         80,000
  Depreciation and amortization......................      99,732        225,159        451,108
  Amortization of intangible assets..................          --             --        417,739
                                                       ----------    -----------    -----------
          Total operating expenses...................   3,996,185      6,826,236     14,942,239
                                                       ----------    -----------    -----------
Income from operations...............................      47,582        257,764        297,113
Interest expense, net................................     (39,898)      (152,827)      (340,102)
                                                       ----------    -----------    -----------
Income (loss) before provision (benefit) for income
  taxes..............................................       7,684        104,937        (42,989)
Provision (benefit) for income taxes.................        (455)        38,939          2,842
                                                       ----------    -----------    -----------
          Net income (loss)..........................       8,139         65,998        (45,831)
Fair value of Common Stock distributed to preferred
  shareholder to induce conversion of Series A
  Preferred Stock....................................          --             --       (320,000)
                                                       ----------    -----------    -----------
          Net income (loss) applicable to common
            shareholders.............................  $    8,139    $    65,998    $  (365,831)
                                                       ==========    ===========    ===========
          Net income (loss) per share applicable to
            common shareholders......................  $       --    $       .01    $      (.07)
                                                       ==========    ===========    ===========
Weighted average shares outstanding..................   6,199,762      6,199,762      6,199,762
                                                       ==========    ===========    ===========

                            See accompanying notes.

             LET'S TALK CELLULAR & WIRELESS, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE,
          CONVERTIBLE PREFERRED STOCK AND COMMON SHAREHOLDERS' EQUITY

                                    REDEEMABLE                     COMMON SHAREHOLDERS' EQUITY
                                   CONVERTIBLE         ---------------------------------------------------
                                 PREFERRED STOCK           COMMON STOCK            PAID-IN
                              ----------------------   ---------------------       CAPITAL       RETAINED
                               SHARES       AMOUNT     SHARES(1)   AMOUNT(1)   (DEFICIENCY)(1)   EARNINGS
                              ---------   ----------   ---------   ---------   ---------------   ---------
  Balance at July 31,
    1994....................         --   $       --   2,137,848    $21,379      $  (13,129)     $354,240
  Capital contributions.....         --           --          --         --         250,000            --
  Net income................         --           --          --         --              --         8,139
                              ---------   ----------   ---------    -------      ----------      --------
  Balance at July 31,
    1995....................         --           --   2,137,848     21,379         236,871       362,379
  Issuance of Series A
    Preferred Stock for
    cash....................    100,000    3,295,000          --         --              --            --
  Issuance costs associated
    with Series A Preferred
    Stock...................         --     (358,702)         --         --              --            --
  Accretion of Series A
    Preferred Stock to
    redemption value........         --        1,062          --         --          (1,062)           --
  Issuance of stock under
    stock bonus plan........         --           --          --         --           7,268            --
  Net income................         --           --          --         --              --        65,998
                              ---------   ----------   ---------    -------      ----------      --------
  Balance at July 31,
    1996....................    100,000    2,937,360   2,137,848     21,379         243,077       428,377
  Accretion of Series A
    Preferred Stock to
    redemption value........         --       62,640          --         --         (62,640)           --
  Issuance of stock under
    stock bonus plan........         --           --          --         --          29,651            --
  Redemption of Series A
    Preferred Stock in
    exchange for common
    stock...................   (100,000)  (3,000,000)  2,137,850     21,379       2,978,621            --
  Issuance of common stock
    to purchase Telephone
    Warehouse...............         --           --   1,817,468     18,174       2,811,826            --
  Warrants issued in
    connection with debt
    refinancing.............         --           --          --         --         165,939            --
  Net loss..................         --           --          --         --              --       (45,831)
                              ---------   ----------   ---------    -------      ----------      --------
  Balance at July 31,
    1997....................         --   $       --   6,093,166    $60,932      $6,166,474      $382,546
                              =========   ==========   =========    =======      ==========      ========

---------------

(1) Number of shares and related amounts have been restated to reflect a 3.289 for 1 stock split effected on October 20, 1997 (see Note 18).

                            See accompanying notes.

             LET'S TALK CELLULAR & WIRELESS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       YEAR ENDED JULY 31,
                                                              --------------------------------------
                                                                 1995         1996          1997
                                                              ----------   -----------   -----------
OPERATING ACTIVITIES
Net income (loss)...........................................  $    8,139   $    65,998   $   (45,831)
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  Depreciation and amortization.............................      99,732       225,159       451,108
  Amortization of intangible assets.........................          --            --       417,739
  Amortization of deferred financing costs..................          --            --        40,998
  Provision for activation adjustments and cancellation
    losses..................................................          --        65,638       151,041
  Deferred income taxes.....................................      19,999       (31,601)     (137,739)
  Loss on disposal of property and equipment................          --        50,476       128,184
  Loss on impairment of leasehold improvements..............          --            --       135,167
  Issuance of stock under stock bonus plan..................          --         7,268        29,651
  Changes in operating assets and liabilities, net of
    acquisitions:
    Accounts receivable.....................................    (387,717)     (175,516)   (1,945,325)
    Inventories.............................................    (719,560)      (18,807)   (2,389,231)
    Prepaid expenses........................................    (133,886)      139,230       (58,233)
    Other current assets....................................    (120,748)       85,740      (357,874)
    Income tax receivable...................................          --            --      (291,099)
    Other assets............................................     (10,663)       (9,718)     (267,408)
    Trade accounts payable..................................   1,014,614      (390,116)    2,886,454
    Accrued expenses........................................     216,619       146,641       791,505
    Other liabilities.......................................       2,711        32,854        37,243
    Income taxes payable....................................          --        59,217       (63,348)
    Customer deposits.......................................       4,659        17,738       (27,528)
    Deferred revenues.......................................      97,903       (18,017)       42,758
                                                              ----------   -----------   -----------
Net cash provided by (used in) operating activities.........      91,802       252,184      (471,768)
INVESTING ACTIVITIES
Cash acquired in connection with the acquisition of
  Telephone Warehouse.......................................                                 823,846
Acquisition of Northpoint Cellular..........................          --            --      (850,000)
Proceeds from disposals of property and equipment...........          --        73,680            --
Purchases of property and equipment.........................    (809,182)     (594,185)   (3,648,761)
Decrease (increase) in cash held in escrow..................          --    (2,009,194)    2,009,194
                                                              ----------   -----------   -----------
Net cash used in investing activities.......................    (809,182)   (2,529,699)   (1,665,721)
FINANCING ACTIVITIES
Net borrowings under bank lines of credit...................     312,493       364,507       196,286
Increase (decrease) in loans from shareholders..............     332,792      (100,897)           --
Proceeds from capital contributions.........................     250,000            --            --
Proceeds from bank term loan................................          --       300,000     2,600,000
Payments on bank term loan and capital leases...............          --      (107,041)     (935,955)
Proceeds from sale of preferred stock, net of issuance
  costs.....................................................          --     2,936,298            --
                                                              ----------   -----------   -----------
Net cash provided by financing activities...................     895,285     3,392,867     1,860,331
                                                              ----------   -----------   -----------
Net increase (decrease) in cash and cash equivalents........     177,905     1,115,352      (277,158)
Cash and cash equivalents at beginning of year..............      63,915       241,820     1,357,172
                                                              ----------   -----------   -----------
Cash and cash equivalents at end of year....................  $  241,820   $ 1,357,172   $ 1,080,014
                                                              ==========   ===========   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest......................................  $   31,269   $   152,358   $   373,079
                                                              ==========   ===========   ===========
Cash paid for income taxes..................................  $    9,812   $        --   $   502,700
                                                              ==========   ===========   ===========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES
Common stock issued to acquire Telephone Warehouse..........  $       --   $        --   $ 2,830,000
                                                              ==========   ===========   ===========
Common stock issued to convert Redeemable Preferred Stock...  $       --   $        --   $ 3,000,000
                                                              ==========   ===========   ===========
Warrants issued in connection with debt refinancing.........  $       --   $        --   $   165,939
                                                              ==========   ===========   ===========
Acquisition of property and equipment under capital
  leases....................................................  $  135,683   $    21,552   $    36,412
                                                              ==========   ===========   ===========

                            See accompanying notes.

             LET'S TALK CELLULAR & WIRELESS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JULY 31, 1997

1.  NATURE OF OPERATIONS AND BASIS OF PRESENTATION

     Let's Talk Cellular & Wireless, Inc. (LTC) and its wholly-owned subsidiaries (collectively, the Company) ( known as Let's Talk Cellular of America, Inc. prior to June 27, 1997) is an independent specialty retailer and wholesale distributor of cellular and wireless products, services and accessories.

     The Company's stores have historically experienced, and the Company expects its stores to continue to experience, seasonal fluctuations in revenues with a larger percentage of revenues typically being realized in the second fiscal quarter during the holiday season. In addition, the Company's results during any fiscal period can be significantly affected by the timing of store openings and acquisitions and the integration of new and acquired stores into the Company's operations. As of July 31, 1995, 1996 and 1997, the Company operated 22, 25 and 93 stores, respectively, located throughout the United States and Puerto Rico.

     On June 27, 1997 (effective June 30, 1997), the Company purchased 100% of the outstanding shares of common stock of National Cellular, Incorporated, and Telephone Warehouse, Inc. (collectively Telephone Warehouse), from Texas Cellular Partners, L.P. (TCP), an affiliate of HIG Fund V, Inc. (HIG Fund V). The Series A Preferred Stock of the Company, owned by HIG Fund V, was converted into Common Stock simultaneously with this acquisition (see Note 12). This acquisition has been accounted for as a purchase and, accordingly, the consolidated financial statements include the net assets and results of operations of Telephone Warehouse beginning July 1, 1997 (see Note 3).

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Let's Talk Cellular and Wireless, Inc. and its wholly-owned subsidiaries LTC Kiosk Management Corporation, Let's Talk Cellular of Bayside, Inc., Telephone Warehouse, Inc. (since July 1, 1997) and National Cellular, Incorporated (since July 1, 1997). All intercompany balances and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

ACCOUNTS RECEIVABLE

     A substantial portion of the Company's accounts receivable are due from carriers of wireless communication services. Wholesale accounts receivable are primarily due from distributors and small retailers. Credit is extended to wholesale customers based on the evaluation of the customers financial condition. Collateral is not required and terms are generally between 30 and 60 days. Accounts receivable are net of allowances of $65,638 and $686,804 as of July 31, 1996 and 1997, respectively (of which $0 and $132,721 relates to the Company's wholesale operations, respectively), which are primarily reserves for deactivations. The reserve for deactivations is calculated based on a historical percentage of deactivations over a one year period.

INVENTORIES

     Inventories, consisting of cellular and wireless products and related accessories, are valued at the lower of cost, based on the average cost method, or market.

             LET'S TALK CELLULAR & WIRELESS, INC. AND SUBSIDIARIES

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of their useful life or the remainder of the noncancelable lease period (including renewal options) (see
Note 4).

OTHER ASSETS

     At July 31, 1996 and 1997, other assets includes unamortized deferred financing costs totaling $16,667 and $1,004,956, net of accumulated amortization of $5,812 and $16,479, respectively. Deferred financing costs are being amortized on the interest method over the terms of the related debt, which is seven years.

INTANGIBLE ASSETS

     Intangible assets includes cost in excess of identifiable assets acquired (goodwill) and cost allocable to the estimated fair value of acquired residual income and the noncompete arrangement entered into in connection with the Northpoint Cellular, Inc. acquisition (see Note 14).

     The Company reviews the carrying value of intangible assets on an ongoing basis. When factors indicate that an intangible asset may be impaired, the Company uses an estimate of the undiscounted future cash flows over the remaining life of the asset in measuring whether the intangible asset is recoverable. If such an analysis indicates that impairment has in fact occurred, the book value of the intangible asset is written down to its estimated fair value. Goodwill is being amortized over 30 years, acquired residual income is being amortized on an accelerated basis based on the timing of acquired cash flows through the year 2000 and the noncompete arrangement is amortized over the life of the arrangement, which is thirty months.

PREOPENING EXPENSES

     The Company expenses store preopening costs as incurred.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

     In fiscal 1997, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets. SFAS No. 121 requires impairment losses to be recorded on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The adoption of SFAS No. 121 did not have a material impact on the results of operations of the Company.

REVENUE RECOGNITION

  Product Sales

     Revenue from retail product sales is recorded upon customer purchase. Revenue from wholesale product sale is recognized upon shipment of goods.

  Activation Commissions

     The Company receives activation commissions from cellular carriers for each new cellular phone subscription sold by the Company. Revenue from such commissions is recorded upon customer subscription. New subscription activation commissions are fully refundable if the subscriber cancels service within a certain minimum period of continuous active service (generally 180 days). Customers generally sign a service agreement that requires a customer deposit which is forfeited in case of early cancellation. The allowance for accounts receivable includes an amount for estimated cancellation losses, net of deposit forfeitures.

             LET'S TALK CELLULAR & WIRELESS, INC. AND SUBSIDIARIES

  Residual Income

     The Company generally receives monthly residual income from the cellular service providers based on a percentage of actual phone usage by subscribers. Revenue from residual income is generally recorded as the cellular service is provided. Revenue from prepaid pager service (approximately $385,000, $689,000 and $1,054,000 for the fiscal years ended July 31, 1995, 1996 and 1997, respectively) is deferred and recognized over the period service is provided, usually three to twelve months. Revenue from monthly installment pager service contracts is recorded as received.

ADVERTISING

     The Company expenses advertising costs as incurred. Advertising expense which is included in selling, general and administrative is recorded net of cooperative advertising payments received. Net advertising expense amounted to $130,277, $77,168 and $590,513 for the years ended July 31, 1995, 1996 and 1997, respectively. These amounts are net of $181,550, $654,687 and $1,804,867 of cooperative advertising payments received for the years ended July 31, 1995, 1996 and 1997, respectively.

INCOME TAXES

     Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.

NET INCOME (LOSS) PER SHARE APPLICABLE TO COMMON SHAREHOLDERS

     Net income (loss) per share applicable to common shareholders is calculated using the weighted average number of common and common equivalent shares outstanding during the respective periods. Common shares and common equivalent shares issued at prices below the Company's estimated public offering price during the 12 months immediately preceding the date of the initial filing of the registration statement are included in the calculation of common equivalent shares, as if they were outstanding for all periods presented. As such, 2,137,850 shares of Common Stock issued upon conversion of the redeemable convertible preferred stock (see Note 12), 1,817,468 shares issued to acquire Telephone Warehouse (see Note 3) and the issuance of 106,596 stock purchase warrants issued in connection with the Company's debt refinancing (see Note 6) are included in the calculation of the weighted average number of common and common equivalent shares for all periods presented. For the years ended July 31, 1996 and 1997, accretion to redemption value of the redeemable convertible preferred stock of $1,062 and $62,640, respectively, has been deducted from net income (loss) for purposes of calculating net income (loss) per share applicable to common shareholders.

     Net income (loss) per share applicable to common shareholders without including common equivalent shares prior to their issuance date, is as follows:

                                                         YEAR ENDED JULY 31,
                                               ---------------------------------------
                                                  1995          1996          1997
                                               ----------    ----------    -----------
Net income (loss) applicable to common
  shareholders...............................  $    8,139    $   65,998    $  (365,831)
Net income (loss) per share applicable to
  common shareholders(1).....................  $      .00    $      .03    $      (.10)
Weighted average shares outstanding(1).......   2,137,848     2,310,367      4,083,424

---------------

(1) Excluding common equivalent shares prior to their issuance.

             LET'S TALK CELLULAR & WIRELESS, INC. AND SUBSIDIARIES

ACCOUNTING FOR STOCK-BASED COMPENSATION

     SFAS No. 123, "Accounting for Stock-Based Compensation," became effective January 1, 1996. The new standard defines a fair value method of accounting for issuance of stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Pursuant to SFAS No. 123, companies are encouraged, but are not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," (APB Opinion 25) but are required to disclose in a note to the consolidated financial statements pro forma net income and per share amounts as if the Company had applied the new method of accounting.

     The Company applies APB Opinion 25 and Related Interpretations in Accounting for its employee stock-based transactions and has complied with the disclosure requirements of SFAS No. 123.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board issued a new accounting pronouncement, SFAS No. 128, Earnings per Share, which will change the current method of computing earnings per share. The new standard requires presentation of "basic earnings per share" and "diluted earnings per share" amounts, as defined. SFAS No. 128 will be effective for the Company's quarter ending January 1, 1998, and upon adoption, all prior-period earnings per share presented shall be restated to conform with the provisions of the new pronouncement.

     Application earlier than the Company's quarter ending January 31, 1998 is not permitted. The restated basic and diluted earnings or loss per share to be reported upon adoption of SFAS No. 128 will not differ from amounts reported under the existing accounting rules for all periods reported by the Company through July 31, 1997.

3.  ACQUISITION

     On June 27, 1997 (effective June 30, 1997), the Company purchased Telephone Warehouse in exchange for 1,817,468 shares of the Company's common stock and assumption of approximately $13,075,000 of indebtedness. The fair value of the shares issued to TCP were determined by management to be approximately $2,830,000. The fair value of net assets acquired, including approximately $2,545,000 allocated to acquired residual income was approximately $4,877,000. A deferred tax liability of $942,000 was provided related to the acquired residual income. The purchase price exceeded the fair value of the net assets acquired by approximately $11,028,000. The purchase price allocation is based on preliminary data.

     In connection with the acquisition, the Company assumed an employment agreement with the former shareholder of Telephone Warehouse (the Former Shareholder) providing for the following: (i) for the six month period beginning on July 1, 1997, a salary of $50,000, (ii) for the 12 month period beginning on January 1, 1998, a salary of $100,000 and (iii) a bonus of $950,000 payable on or before December 31, 1997, provided that certain financial performance levels are met for the twelve months ended December 31, 1997. Payments to be made beginning July 1, 1997 through December 31, 1997 under the employment agreement

             LET'S TALK CELLULAR & WIRELESS, INC. AND SUBSIDIARIES totaling $1,000,000, will be treated as compensation expense for such period, of which $560,000 has been included in accrued expenses at July 31, 1997.

     In addition, a note payable to the Former Shareholder of $2 million, included in assumed indebtedness of $13,075,000, provides for additional payments to be made in March 1999 for up to $1,585,000 contingent upon the results of Telephone Warehouse for the year ended December 31, 1998, whether or not the Former Shareholder remains employed by the Company (see Note 7).

     In a previous transaction, on January 1, 1997, TCP had purchased from the president and sole shareholder of Telephone Warehouse (the Former Shareholder), all of the outstanding stock of Telephone Warehouse for a purchase price of approximately $15,100,000, including acquisition costs of approximately $200,000. The purchase price included a $2 million subordinated promissory note issued to the Former Shareholder, which was assumed by the Company on June 27, 1997. (see Note 7)

     The following table summarizes, on an unaudited pro forma basis, the results of operations for the years ended July 31, 1997 and 1996 as though the acquisition of Telephone Warehouse had occurred as of the beginning of the respective periods:

                                                                 YEAR ENDED JULY 31,
                                                              -------------------------
                                                                 1996          1997
                                                              -----------   -----------
Net revenues................................................  $60,669,000   $74,406,000
Income before taxes.........................................  $   588,000   $   736,000
Net income..................................................  $   246,000   $   344,000
Accretion of Series A Preferred Stock.......................       (1,000)      (63,000)
Fair value of common stock distributed to preferred
  shareholder to induce conversion of Series A Preferred
  Stock.....................................................           --      (320,000)
                                                              -----------   -----------
Net income (loss) applicable to common shareholders.........  $   245,000   $   (39,000)
Net income (loss) per share applicable to common
  shareholders..............................................  $      0.04   $      (.01)

4.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                           JULY 31,
                                                     USEFUL LIVES   -----------------------
                                                       (YEARS)         1996         1997
                                                     ------------   ----------   ----------
Computer equipment.................................     5           $  239,185   $  778,628
Furniture, vehicles and equipment..................    5-7             716,724    1,826,484
Office equipment...................................    5-7              33,216       78,032
Building...........................................     30                  --      254,998
Leasehold improvements.............................    2-10            734,012    3,174,432
Construction in progress...........................                      3,850        2,750
                                                                    ----------   ----------
                                                                     1,726,987    6,115,324
Less accumulated depreciation and amortization.....                   (402,135)    (818,581)
                                                                    ----------   ----------
                                                                    $1,324,852   $5,296,743
                                                                    ==========   ==========

     Office equipment under capital leases totaled $157,235 and $179,482 at July 31, 1996 and 1997, respectively. Accumulated amortization for assets under capital leases was $44,121 and $70,292 at July 31, 1996 and 1997, respectively.

     During 1997, the Company recorded a loss on impairment of leasehold improvements of approximately $135,000. Additionally, the Company wrote-off approximately $0, $50,500 and $128,000 of property and equipment related to store closings for the years ended July 31, 1995, 1996 and 1997, respectively.

             LET'S TALK CELLULAR & WIRELESS, INC. AND SUBSIDIARIES

5.  INTANGIBLE ASSETS

     Intangible assets consist of the following at July 31, 1997:

Goodwill....................................................  $11,028,312
Acquired residual income....................................    2,545,123
Non compete agreement.......................................      600,000
                                                              -----------
                                                               14,173,435
Accumulated amortization....................................     (417,739)
                                                              -----------
                                                              $13,755,696
                                                              ===========

6.  BANK LINES OF CREDIT AND BANK TERM LOAN

     On June 27, 1997, in connection with the purchase of Telephone Warehouse from TCP, the Company assumed the debt of Telephone Warehouse owed to Nations Credit Commercial Corporation (NCCC), a limited partner of TCP, which consisted of the then outstanding balance of $13,075,000 under a term loan agreement, and simultaneously refinanced the Company's debt with NCCC. The Company's new credit facility provides for borrowings of up to $9 million under a revolving credit facility ($1,023,285 is outstanding at July 31, 1997) and a $13,075,000 term loan (see below). The revolving credit facility is secured by substantially all of the Company's assets and availability is based on a formula of eligible receivables and inventories. Borrowings under this facility bear interest at 3.75% above the commercial paper rate. At July 31, 1997, $5,927,000 was available under the revolving credit facility based on eligible collateral at that date.

     On September 5, 1995, the Company entered into a line of credit agreement with a bank. Under the line of credit, the Company could borrow up to $1,300,000 (as amended on December 4, 1995) based on a formula of eligible receivables and inventories ($827,000 was outstanding at July 31, 1996). Advances under the line of credit were payable on demand and bore interest at 2% above the bank's prime rate (10.25% at July 31, 1996). The line of credit was secured by a pledge of substantially all of the Company's assets and was personally guaranteed by the Company's majority shareholders. The line of credit was repaid and terminated on June 27, 1997 in connection with the Company's acquisition of Telephone Warehouse.

             LET'S TALK CELLULAR & WIRELESS, INC. AND SUBSIDIARIES

     Amounts outstanding under bank term loans are as follows:

                                                                     JULY 31,
                                                              -----------------------
                                                                1996         1997
                                                              --------    -----------
NCCC term loan of $13,075,000 payable in quarterly principal payments over 7 years through May 2004 bearing interest at
  4.5% over the commercial paper rate (10.157% at July 31,
  1997), secured by substantially all of the Company's
  assets.(a)................................................        --     13,050,000
Bank term loan of $300,000 payable in 35 monthly principal
  installments of $5,000 with the remaining principal
  balance due in September 1998 bearing interest 2.5% above
  the bank's prime rate (10.75% at July 31, 1996), secured
  by substantially all of the Company's assets and
  personally guaranteed by two of the Company's
  shareholders(b)...........................................   250,000             --
                                                              --------    -----------
                                                               250,000     13,050,000
Less current portion........................................   (60,000)      (700,000)
                                                              --------    -----------
Long-term portion...........................................  $190,000    $12,350,000
                                                              ========    ===========

---------------

(a)In connection with the Company's debt refinancing, the Company issued stock purchase warrants to NCCC to purchase a total of 106,596 shares of the Company's common stock at an exercise price of $.00003 per share. Deferred interest expense of $165,939 was recorded at June 27, 1997, representing the estimated value of the warrants, which is being recognized as interest expense over the term of the credit facilities of 7 years. The warrants expire on December 31, 2006.

(b)This term loan was repaid on June 27, 1997 in connection with the Company's acquisition of Telephone Warehouse.

     The NCCC credit facility contains certain restrictive covenants that, among other things, restrict the payment of dividends, restrict additional indebtedness and obligations, limit capital expenditures and require maintenance of certain financial ratios.

     Maturities of the bank term loan as of July 31, 1997, are as follows:

1998........................................................  $   700,000
1999........................................................    1,225,000
2000........................................................    1,775,000
2001........................................................    2,175,000
2002........................................................    1,400,000
Thereafter..................................................    5,775,000
                                                              -----------
          Total.............................................  $13,050,000
                                                              ===========

7.  LOANS PAYABLE TO SHAREHOLDERS AND OFFICERS

     Loans payable to shareholders and officers are as follows:

                                                                     JULY 31,
                                                              ----------------------
                                                                1996         1997
                                                              --------    ----------
Loans payable to shareholders...............................  $258,100    $  258,100
8% subordinated note payable to officer (Former
  Shareholder)..............................................        --     2,000,000
                                                              --------    ----------
                                                               258,100     2,258,100
Less current portion........................................        --      (258,100)
                                                              --------    ----------
Long term portion...........................................  $258,100    $2,000,000
                                                              ========    ==========

             LET'S TALK CELLULAR & WIRELESS, INC. AND SUBSIDIARIES

     As of July 31, 1996, loans from shareholders, amounting to $258,100, consisted of unsecured notes payable to two shareholders bearing interest at 8%, due monthly, and payable on October 2001.

     On June 27, 1997, the Company entered into amended and restated promissory notes (Amended Shareholder Notes) with these shareholders. The Amended Shareholder Notes call for the principal to be payable in full on the earlier to occur of (a) a Qualified Public Offering, as defined, or (b) June 1, 1998. All accrued and unpaid interest under the Amended Shareholder Notes is due and payable monthly and bears interest at 8%.

     In connection with the acquisition of Telephone Warehouse, the Company assumed a $2 million subordinated term note due to the Former Shareholder of Telephone Warehouse. Interest on the note is payable quarterly at an interest rate of 8%. The note is due on March 15, 2002. The note is subordinated to borrowings under the Company's line of credit and term loan agreements.

8.  CAPITAL LEASE OBLIGATIONS

     The Company leases certain office equipment under capital leases. These lease obligations are payable in monthly installments. During 1996, total payments under such leases aggregated $52,820. The future minimum lease payments at July 31, 1997 relating to these capital leases are as follows:

Year Ending July 31,:
       1998.................................................  $39,858
       1999.................................................    8,575
       2000.................................................    8,575
       2001.................................................    8,575
       2002.................................................    6,431
                                                              -------
       Total payments remaining under capital leases........   72,014
       Less amount representing interest at 9%..............   (6,960)
                                                              -------
       Present value of capital lease obligations...........  (65,054)
       Less current portion.................................  (32,195)
                                                              -------
       Capital lease obligations, net of current portion....  $32,859
                                                              =======

9.  COMMITMENTS AND CONTINGENCIES

     The Company leases retail, office and warehouse space and certain equipment under operating leases which expire at various dates through 2007 with options to renew certain of such leases for additional periods. The lease agreements covering retail space provide for minimum rentals and/or rentals based on a percentage of sales.

     Future minimum payments under operating leases at July 31, 1997 are approximately as follows:

Year Ending July 31:
     1998...................................................  $ 3,539,400
     1999...................................................    2,994,500
     2000...................................................    2,363,500
     2001...................................................    1,353,400
     Thereafter.............................................    3,214,900
                                                              -----------
          Total.............................................  $13,465,700
                                                              ===========

             LET'S TALK CELLULAR & WIRELESS, INC. AND SUBSIDIARIES

     Total rent expense for the years ended July 31, 1995, 1996 and 1997 was approximately, $874,500, $1,566,600 and $2,985,000, respectively, of which approximately $21,100, $10,600 and $8,000, respectively, was paid for rentals based on a percentage of sales.

     On June 27, 1997, the Company entered into amended and restated employment agreements with two officers, who are also shareholders of the Company which provide for five year terms and base salaries subject to annual increases and annual bonuses subject to achievement of defined performance targets.

     The Company is the defendant in certain legal proceedings that have arisen in the ordinary course of business. In the opinion of management, the ultimate resolution of such pending legal proceedings will not have a material adverse effect on the Company's results of operations or financial position.

10.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and cash equivalents, accounts receivable, amounts due under the lines of credit, trade accounts payable and accrued expenses approximate fair value because of their short duration to maturity. The carrying amounts of the bank term loans approximates fair value because the interest rate is tied to a quoted variable index. The carrying value of the loans from shareholders approximate fair value because the interest rate approximates the Applicable Federal Rate (AFR).

11.  INCOME TAXES

     The components of the provision (benefit) for income taxes are as follows:

                                                           YEAR ENDED JULY 31,
                                                    ---------------------------------
                                                      1995        1996        1997
                                                    --------    --------    ---------
Current...........................................  $(20,454)   $ 70,540    $ 140,581
Deferred..........................................    19,999     (31,601)    (137,739)
                                                    --------    --------    ---------
          Total...................................  $   (455)   $ 38,939    $   2,842
                                                    ========    ========    =========

     The differences between the effect of applying the federal statutory income tax rate and the effective income tax rate are summarized below:

                                                            YEAR ENDED JULY 31,
                                                       ------------------------------
                                                        1995       1996        1997
                                                       -------    -------    --------
Tax provision (benefit) at federal statutory rate....  $ 2,613    $35,679    $(14,616)
State income taxes, net of federal benefit...........      279      3,809         274
Permanent differences................................    3,950      6,023      17,184
Other................................................   (7,297)    (6,572)         --
                                                       -------    -------    --------
                                                       $  (455)   $38,939    $  2,842
                                                       =======    =======    ========

             LET'S TALK CELLULAR & WIRELESS, INC. AND SUBSIDIARIES

     Significant components of the Company's net deferred income taxes are as follows:

                                                                    JULY 31,
                                                              --------------------
                                                               1996        1997
                                                              -------    ---------
Deferred tax assets:
  Inventory.................................................  $    --    $  88,654
  Vacation accrual..........................................       --       79,328
  Long-lived assets.........................................       --       50,863
  Allowances................................................    5,885      216,591
  Miscellaneous accruals....................................   11,289       39,809
                                                              -------    ---------
Total current deferred tax asset............................   17,174      475,245
Deferred tax liabilities:
  Depreciation..............................................   (5,572)     (48,933)
  Amortization of residual income...........................       --     (903,663)
                                                              -------    ---------
Total deferred tax liability................................   (5,572)    (952,596)
                                                              -------    ---------
Net deferred tax asset (liability)..........................  $11,602    $(477,351)
                                                              =======    =========

     At July 31, 1997 income taxes receivable represents an overpayment of federal income taxes. The Company expects to apply this overpayment to future tax liabilities.

12.  CASH HELD IN ESCROW AND REDEEMABLE, CONVERTIBLE PREFERRED STOCK

     On June 25, 1996, the Company entered into a Series A Preferred Stock Purchase Agreement (the Agreement) with HIG Fund V and issued 100,000 shares of the Company's Series A Redeemable, Convertible Preferred Stock (the Series A Preferred Stock), par value $30 per share at a price of $32.95 per share for an aggregate purchase price of $3,295,000 of which $1,000,000, net of $358,702 in certain issuance costs, was paid at closing. The balance of $2,000,000 was released from escrow to the Company in September and December of 1996.

     Under the escrow agreement, the release of funds occurred upon management providing certain representations, including: (a) that the Company had substantially used all of the previous amounts funded as set forth in the Agreement, which provided in general that funds were to be used for capital expenditures and not to repay shareholder notes or to pay down the Company's line of credit to less than a specified amount; and (b) that there had been no material adverse change (as defined by management) in the Company's condition or prospects.

     Each holder of the Series A Preferred Stock was entitled to vote on all matters and was entitled to that number of votes equal to the largest number of whole shares of Common Stock into which such holders shares of Series A Preferred Stock could be converted. Any share of Series A Preferred Stock was, at the option of the holder, to be converted at any time into 11.51 shares of Common Stock, subject to certain adjustments to prevent dilution. As of June 27, 1997, the conversion rate increased to 17.50 shares of Common Stock since certain performance thresholds were not met, as defined in the agreement.

     In connection with the original issuance of the Series A Preferred Stock and until the Company's first Qualified Public Offering, as defined, the Company agreed with the preferred stockholders to comply with certain restrictive covenants, including covenants concerning limitations on: investments, distributions, dealings with affiliates, mergers, the issuance of options, rights or warrants, indebtedness, compensation, and consulting agreements and capital expenditures. As a condition precedent to the acquisition of Telephone Warehouse, on June 27, 1997, the Company issued 2,137,850 shares of Common Stock to HIG Fund V in exchange for the conversion of all the outstanding Series A Preferred Stock. Of the 2,137,850 shares issued, 388,701 shares were issued in addition to the original conversion feature of the Series A Preferred Stock in

             LET'S TALK CELLULAR & WIRELESS, INC. AND SUBSIDIARIES order to induce HIG Fund V to convert the Series A Preferred Stock and in exchange for relief from the limitations placed on the Company by the HIG Fund
V. Management determined that the fair value of the 388,701 shares at the date of issuance was approximately $320,000.

13.  PREFERRED AND COMMON STOCK

     On September 16, 1997, the Company amended and restated its Articles of Incorporation such that the par value of the Common Stock was increased to $.01 per share and the number of shares of authorized capital stock was increased to 51,000,000 shares, consisting of 50,000,000 shares of common stock and 1,000,000 shares of preferred stock -- par value $.01 per share (preferred stock). The 1996 financial statements have been restated to reflect the change in par value.

     During 1995 and 1996, the Company issued an aggregate of 64,135 shares of the Company's Common Stock under a stock bonus agreement, as amended, and recognized $0, $7,268, and $29,651 in compensation expense, in 1995, 1996, and 1997, respectively, associated with the vesting provisions of the agreement, which provided for all of the shares to be fully vested as of June 27, 1997, due to a change in control of the Company. Upon termination of the employee, the Company may, at its option and in its sole discretion, redeem all or a portion of these shares, at a price equal to the higher of a per share value based on earnings or book value. This redemption provision expires upon a successful initial public offering.

     On June 27, 1997, the Company issued stock options to purchase 182,348 shares of Common Stock, with an exercise price of $20.04 per share, to two officers of the Company. These options vested immediately.

     As required by SFAS No. 123, pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value provision of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1997: risk-free rate of 6.0%; no dividend yield; zero to minimal volatility factors as the Company's stock does not have a market history; and a weighted average expected life of the option of 5 years. The weighted average fair value of the stock options for the year ended 1997 approximated the fair value of the options at the date of grant, thus not requiring the recognition of compensation expense under the fair value provisions of SFAS No. 123.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, the existing models, in management's opinion, do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     In August 1997, the Company established the 1997 Executive Incentive Compensation Plan (the Incentive Plan). Pursuant to the terms of the Incentive Plan the Company may grant participants stock options, stock appreciation rights, restricted stock, deferred stock, other stock-related awards and performance or annual incentive awards that may be settled in cash, stock or other property (collectively, the Awards). Under the Incentive Plan, the total number of shares of Common Stock that may be subject to the granting of Awards during the term of the Incentive Plan shall be equal to 310,000 shares, plus the number of shares with respect to Awards previously granted under the Incentive Plan that terminate without being exercised and the number of shares of Common Stock that are surrendered in the payment of any Awards.

     The Company intends to grant, in accordance with the provisions of the Incentive Plan, stock options to purchase an aggregate of 265,258 shares of Common Stock to certain key employees and directors of the Company immediately prior to a successful initial public offering. Such stock options will have an exercise price equal to the initial public offering price and will vest over a three year period.

             LET'S TALK CELLULAR & WIRELESS, INC. AND SUBSIDIARIES

14.  ACQUISITION OF NORTHPOINT CELLULAR, INC.

     On August 31, 1996, the Company entered into an asset purchase agreement with a third party (Northpoint Cellular, Inc., a company also known as Peachtree Mobility) to purchase the assets of five stores located in the Georgia area for a total purchase price of $850,000. The assets purchased amounted to $250,000 and consisted mostly of leasehold improvements. In conjunction with the purchase, Northpoint Cellular, Inc. entered into a noncompete arrangement for aggregate consideration of $600,000 which was paid on August 31, 1996. The noncompete arrangement expires August 31, 1999.

15.  RELATED PARTY TRANSACTIONS

     On June 27, 1997, the Company entered into a consulting agreement with HIG Capital Management, Inc., an affiliate of the general partner of TCP, to provide management, consulting and financial services. The agreement, as amended and restated on October 8, 1997, requires that the Company pay $350,000 per year, payable in monthly installments. This agreement will remain in effect until the earlier to occur of (i) a liquidation, reorganization or public offering or (ii) June 25, 2001. For the year ended July 31, 1997, the Company paid $29,167 under this agreement.

     This consulting agreement also provides for the Company to pay HIG Capital Management, Inc. an investment banking fee of $840,000 upon the occurrence of an initial public offering.

16.  SIGNIFICANT CUSTOMERS

     One customer accounted for 11%, 23% and 12%, of the Company's net revenues for the years ended July 31, 1995, 1996 and 1997, respectively. Accounts receivable from this customer accounted for 51% and 6% of the total net accounts receivable at July 31, 1996 and 1997, respectively.

     A second customer accounted for 12% of net revenues for the year ended July 31, 1997 and 7.5% of the net accounts receivable at July 31, 1997.

     A third customer accounted for 11% and 13% of net revenues for the years ended July 31, 1996 and 1997, respectively. This customer accounted for 25% and 8% of the net accounts receivable at July 31, 1996 and 1997, respectively.

17.  EMPLOYEE BENEFIT PLAN

     In August 1996, the Company adopted a defined contribution plan (401K Plan) for all eligible employees based on years of service. The basis for determining contributions is a percentage of the employees' compensation not to exceed 15%. Contributions made by the Company are at the discretion of the Board of Directors. The Company did not make any contributions during the year ended July 31, 1997.

18.  SUBSEQUENT EVENTS

     On September 15, 1997, the Company executed a letter of intent for the acquisition of all of the outstanding capital stock of Cellular USA, Inc. The Company expects to close the acquisition concurrently with the consummation of an anticipated initial public offering. The letter of intent provides for a cash purchase price of $1,625,000 and certain contingent payments of up to an aggregate of $175,000 in 1998 and 1999.

     Additionally, on September 26, 1997, the Company executed a letter of intent for the acquisition of substantially all of the assets of Cellular Unlimited Corp. The Company expects to close the acquisition concurrently with the consummation of an anticipated initial public offering. The letter of intent provides for a cash purchase price of $2,000,000 and up to $225,000 in certain contingent payments in each of the six-month periods ending July 31, 1998, January 31, 1999 and July 31, 1999.

             LET'S TALK CELLULAR & WIRELESS, INC. AND SUBSIDIARIES

     On October 20, 1997, the Company effected a stock split of 3.289 for 1. The financial statements have been restated to give retroactive recognition to the stock split in the prior periods, including all references in the financial statements to number of shares and per share amounts.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholder
National Cellular, Inc.
Telephone Warehouse, Inc.
Telephone Warehouse -- San Antonio, Inc.
Telephone Warehouse -- KC, Inc.

     We have audited the accompanying combined balance sheets of National Cellular, Inc., Telephone Warehouse, Inc., Telephone Warehouse -- San Antonio, Inc. and Telephone Warehouse -- KC, Inc. (collectively referred to as Telephone Warehouse or Predecessor) as of December 31, 1995 and 1996, and the related combined statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of National Cellular, Inc., Telephone Warehouse, Inc., Telephone Warehouse -- San Antonio, Inc. and Telephone Warehouse -- KC, Inc. at December 31, 1995 and 1996, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP
                                          --------------------------------------

Dallas, Texas
July 25, 1997

                              TELEPHONE WAREHOUSE

                            COMBINED BALANCE SHEETS

                                                                    DECEMBER 31,
                                                              ------------------------    APRIL 30,
                                                                 1995          1996         1997
                                                              -----------   ----------   -----------
                                                                   (PREDECESSOR)         (UNAUDITED)
                                               ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 2,114,591   $1,265,919   $   573,872
  Accounts receivable, net..................................    4,803,664    4,390,030     2,483,069
  Inventory, net............................................    2,070,164    3,267,965     3,201,119
  Prepaid expenses..........................................      110,395       90,834       287,702
  Deferred tax asset (Note 9)...............................      118,318      119,479       353,176
                                                              -----------   ----------   -----------
         Total current assets...............................    9,217,132    9,134,227     6,898,938
Property and equipment, net (Note 3)........................      877,843      757,184       694,015
Other assets, net...........................................       86,302       80,169       951,565
Intangible assets, net (Note 4).............................           --           --    12,684,181
         Total assets.......................................  $10,181,277   $9,971,580   $21,228,699
                                                              ===========   ==========   ===========
                                LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
  Trade accounts payable....................................  $ 3,494,156   $4,658,232   $ 2,755,370
  Accrued expenses..........................................    1,125,892      834,376     1,304,836
  Current portion of term note (Note 5).....................           --           --       500,000
  Income taxes payable......................................       32,259      434,953       157,573
  Deferred revenues.........................................      631,672      562,788       716,237
  Customer deposits.........................................      100,849       96,679        89,039
                                                              -----------   ----------   -----------
         Total current liabilities..........................    5,384,828    6,587,028     5,523,055
Deferred tax liability (Note 9).............................        2,272        2,272       708,938
Loans from former shareholder (Note 5)......................    1,065,000    1,065,000            --
Bank line of credit (Note 5)................................           --           --       300,000
Note payable to former shareholder (Note 5).................           --           --     2,000,000
Term note, less current portion (Note 5)....................           --           --    10,700,000
Commitments and contingencies (Note 7)
Shareholder's equity:
  National Cellular, Inc.:
    Common stock $1 par value, 10,000,000 shares authorized;
      20,000 shares issued and outstanding at December 31,
      1995 and 1996 and $0.01 par value, 3,000 shares
      authorized; 1,000 shares issued and outstanding at
      April 30, 1997........................................       20,000       20,000            10
    Additional paid in capital..............................           --           --       999,990
  Telephone Warehouse, Inc.:
    Common stock no par value, 1,000,000 shares authorized;
      2,000 shares issued and outstanding at December 31,
      1995 and 1996 and $0.01 par value, 3,000 shares
      authorized; 1,000 shares issued and outstanding at
      April 30, 1997........................................           --           --            10
    Additional paid in capital..............................        1,000        1,000       999,990
  Telephone Warehouse -- San Antonio, Inc.:
    Common stock no par value, 1,000,000 shares authorized;
      1,000 shares issued and outstanding at December 31,
      1995 and 1996.........................................           --           --            --
    Additional paid in capital..............................        1,000        1,000            --
  Telephone Warehouse -- KC, Inc.:
    Common stock $1 par value, 1,000,000 shares authorized;
      1,000 shares issued and outstanding at December 31,
      1995 and 1996.........................................           --           --            --
    Additional paid in capital..............................        1,000        1,000            --
  Retained earnings (accumulated deficit)...................    3,706,177    2,294,280        (3,294)
                                                              -----------   ----------   -----------
         Total shareholder's equity.........................    3,729,177    2,317,280     1,996,706
                                                              -----------   ----------   -----------
         Total liabilities and shareholder's equity.........  $10,181,277   $9,971,580   $21,228,699
                                                              ===========   ==========   ===========

                            See accompanying notes.

                              TELEPHONE WAREHOUSE

                       COMBINED STATEMENTS OF OPERATIONS

                                          YEAR ENDED DECEMBER 31,           FOUR MONTHS ENDED APRIL 30,
                                  ---------------------------------------   ---------------------------
                                     1994          1995          1996           1996           1997
                                  -----------   -----------   -----------   ------------   ------------
                                               (PREDECESSOR)                (UNAUDITED)    (UNAUDITED)
Net revenues:
  Retail sales and activation
     commissions................  $18,103,704   $17,261,537   $14,023,500    $ 4,339,690    $ 4,153,753
  Residual income...............    5,586,406     7,275,971     8,337,688      2,643,661      2,947,009
  Wholesale sales...............   18,768,104    20,273,747    27,253,550      8,055,859      7,373,530
                                  -----------   -----------   -----------    -----------    -----------
          Total net revenues....   42,458,214    44,811,255    49,614,738     15,039,210     14,474,292
Cost of sales...................   30,321,312    30,360,447    33,368,653      9,868,826      9,587,580
                                  -----------   -----------   -----------    -----------    -----------
Gross profit....................   12,136,902    14,450,808    16,246,085      5,170,384      4,886,712
Operating expenses:
  Selling, general and
     administrative.............    8,802,304    10,193,631    10,371,732      3,251,874      3,234,527
  Former shareholder
     compensation expense.......    3,256,000     2,169,000     1,640,000        553,075        320,000
  Depreciation and
     amortization...............      164,026       231,966       225,109         65,934         64,163
  Amortization of intangible
     assets.....................           --            --            --             --        773,356
                                  -----------   -----------   -----------    -----------    -----------
          Total operating
            expenses............   12,222,330    12,594,597    12,236,841      3,870,883      4,392,046
                                  -----------   -----------   -----------    -----------    -----------
Income (loss) from operations...      (85,428)    1,856,211     4,009,244      1,299,501        494,666
Other income (expense):
  Interest income (expense),
     net........................       19,651        10,754        29,542         26,004       (436,758)
  Other.........................       12,928        12,203         2,639             55             --
                                  -----------   -----------   -----------    -----------    -----------
          Total other income
            (expense)...........       32,579        22,957        32,181         26,059       (436,758)
                                  -----------   -----------   -----------    -----------    -----------
Income (loss) before provision
  for income taxes..............      (52,849)    1,879,168     4,041,425      1,325,560         57,908
Provision for income taxes......       33,042       174,702       678,322        223,370         61,202
                                  -----------   -----------   -----------    -----------    -----------
Net (loss) income...............  $   (85,891)  $ 1,704,466   $ 3,363,103    $ 1,102,190    $    (3,294)
                                  ===========   ===========   ===========    ===========    ===========
Unaudited pro forma information
Historical (loss) income before
  provision for income taxes....  $   (52,849)  $ 1,879,168   $ 4,041,425    $ 1,325,560
Pro forma provision (benefit)
  for income taxes..............       (7,368)      712,240     1,462,710        491,306
                                  -----------   -----------   -----------    -----------
Pro forma net (loss) income.....  $   (45,481)  $ 1,166,928   $ 2,578,715    $   834,254
                                  ===========   ===========   ===========    ===========

                            See accompanying notes.

                              TELEPHONE WAREHOUSE

             COMBINED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

                                                                  NATIONAL CELLULAR INC.         TELEPHONE WAREHOUSE, INC.
                                                              -------------------------------   ----------------------------
                                                                                   ADDITIONAL                     ADDITIONAL
                                                                         COMMON     PAID-IN              COMMON    PAID-IN
                                                              SHARES     STOCK      CAPITAL     SHARES   STOCK     CAPITAL
                                                              -------   --------   ----------   ------   ------   ----------
PREDECESSOR:
Balance at December 31, 1993................................   20,000   $ 20,000    $     --     2,000    $--      $  1,000
Formation of Telephone Warehouse -- San Antonio, Inc. on
  February 19, 1994.........................................       --         --          --        --     --            --
        Net income..........................................       --         --          --        --     --            --
                                                              -------   --------    --------    ------    ---      --------
Balance at December 31, 1994................................   20,000     20,000          --     2,000     --         1,000
Formation of Telephone Warehouse -- KC, Inc. on January 19,
  1995......................................................       --         --          --        --     --            --
        Net income..........................................       --         --          --        --     --            --
        Dividends...........................................       --         --          --        --     --            --
                                                              -------   --------    --------    ------    ---      --------
Balance at December 31, 1995................................   20,000     20,000          --     2,000     --         1,000
        Net income..........................................       --         --          --        --     --            --
        Dividends...........................................       --         --          --        --     --            --
                                                              -------   --------    --------    ------    ---      --------
Balance at December 31, 1996................................   20,000     20,000          --     2,000     --         1,000
SUCCESSOR:
Capital contribution by TCP.................................    1,000         10     999,990     1,000     10       999,990
Acquisition of National Cellular, Inc., Telephone Warehouse,
  Inc., Telephone Warehouse -- KC, Inc., and Telephone
  Warehouse -- San Antonio, Inc. by TCP and amendments to
  par value, and the number of authorized, issued and
  outstanding shares (Unaudited)............................  (20,000)   (20,000)               (2,000)    --        (1,000)
        Net loss (Unaudited)................................       --         --          --        --     --            --
                                                              -------   --------    --------    ------    ---      --------
Balance at April 30, 1997 (Unaudited).......................    1,000   $     10    $999,990     1,000    $10      $999,990
                                                              =======   ========    ========    ======    ===      ========

                                         TELEPHONE WAREHOUSE --          TELEPHONE WAREHOUSE --
                                            SAN ANTONIO, INC.                   KC, INC.
                                      -----------------------------   ----------------------------     RETAINED
                                                         ADDITIONAL                     ADDITIONAL     EARNINGS         TOTAL
                                               COMMON     PAID-IN              COMMON    PAID-IN     (ACCUMULATED   SHAREHOLDER'S
                                      SHARES    STOCK     CAPITAL     SHARES   STOCK     CAPITAL       DEFICIT)        EQUITY
                                      ------   -------   ----------   ------   ------   ----------   ------------   -------------
PREDECESSOR:
Balance at December 31, 1993........  $   --   $   --     $    --         --   $  --     $    --     $ 3,987,602     $ 4,008,602
Formation of Telephone
  Warehouse -- San Antonio, Inc. on
  February 19, 1994.................   1,000       --       1,000         --      --          --              --           1,000
        Net income..................      --       --          --         --      --          --         (85,891)        (85,891)
                                      ------   -------    -------     ------   ------    -------     -----------     -----------
Balance at December 31, 1994........   1,000       --       1,000         --      --          --       3,901,711       3,923,711
Formation of Telephone
  Warehouse -- KC, Inc. on January
  19, 1995..........................      --       --          --      1,000      --       1,000              --           1,000
        Net income..................      --       --          --         --      --          --       1,704,466       1,704,466
        Dividends...................      --       --          --         --      --          --      (1,900,000)     (1,900,000)
                                      ------   -------    -------     ------   ------    -------     -----------     -----------
Balance at December 31, 1995........   1,000       --       1,000      1,000      --       1,000       3,706,177       3,729,177
        Net income..................      --       --          --         --      --          --       3,363,103       3,363,103
        Dividends...................      --       --          --         --      --          --      (4,775,000)     (4,775,000)
                                      ------   -------    -------     ------   ------    -------     -----------     -----------
Balance at December 31, 1996........   1,000       --       1,000      1,000      --       1,000       2,294,280       2,317,280
SUCCESSOR:
Capital contribution by TCP.........      --       --          --         --      --          --              --       2,000,000
Acquisition of National Cellular,
  Inc., Telephone Warehouse, Inc.,
  Telephone Warehouse -- KC, Inc.,
  and Telephone Warehouse -- San
  Antonio, Inc. by TCP and
  amendments to par value, and the
  number of authorized, issued and
  outstanding shares (Unaudited)....  (1,000)      --      (1,000)    (1,000)     --      (1,000)     (2,294,280)     (2,317,280)
        Net loss (Unaudited)........      --                              --      --          --          (3,294)         (3,294)
                                      ------   -------    -------     ------   ------    -------     -----------     -----------
Balance at April 30, 1997
  (Unaudited).......................      --   $   --     $    --         --   $  --     $    --     $    (3,294)    $ 1,996,706
                                      ======   =======    =======     ======   ======    =======     ===========     ===========

                            See accompanying notes.

                              TELEPHONE WAREHOUSE

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                                        FOUR MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                    APRIL 30,
                                         ---------------------------------------    --------------------------
                                            1994          1995          1996           1996           1997
                                         -----------   -----------   -----------    -----------   ------------
                                                      (PREDECESSOR)                 (UNAUDITED)   (UNAUDITED)
OPERATING ACTIVITIES
Net (loss) income......................  $   (85,891)  $ 1,704,466   $ 3,363,103    $ 1,102,190   $     (3,294)
Adjustments to reconcile net (loss)
  income to net cash (used in) provided
  by operating activities:
  Depreciation and amortization........      164,026       231,966       225,109         65,934         64,163
  Amortization of intangibles..........           --            --            --             --        773,356
  Amortization of deferred financing
    costs..............................           --            --            --             --         51,539
  Bad debt expense.....................      142,688        57,650        30,281         15,550         12,050
  Deferred income taxes................      (22,892)        5,412        (1,161)       (53,569)      (208,925)
  Changes in operating assets and
    liabilities:
    Accounts receivable................   (1,720,296)      427,238       383,353      1,663,804      1,894,911
    Inventory..........................   (1,292,344)      376,685    (1,197,801)      (187,907)        66,846
    Prepaid expenses and other
      assets...........................      (54,849)      (62,019)       25,694         (2,797)      (193,060)
    Trade accounts payable.............    1,451,571       429,303     1,164,076     (1,864,336)    (1,902,862)
    Accrued expenses and customer
      deposits.........................      674,631        43,799      (295,686)       (25,469)       462,820
    Income taxes payable...............       37,130       (19,267)      402,694        150,589       (277,380)
    Deferred revenues..................      118,792       113,120       (68,884)       121,034        153,449
                                         -----------   -----------   -----------    -----------   ------------
Net cash (used in) provided by
  operating activities.................     (587,434)    3,308,353     4,030,778        985,023        893,613
INVESTING ACTIVITIES
Acquisition of business, net of cash
  acquired.............................           --            --            --             --    (11,827,004)
Proceeds from disposals of property and
  equipment............................       14,489        22,987        20,099         13,100         20,912
Purchases of property and equipment....     (265,496)     (390,806)     (124,549)       (15,459)       (21,906)
                                         -----------   -----------   -----------    -----------   ------------
Net cash used in investing
  activities...........................     (251,007)     (367,819)     (104,450)        (2,359)   (11,827,998)
FINANCING ACTIVITIES
Increase in loans from former
  shareholder..........................      275,000       790,000            --             --             --
Borrowings on bank term loan...........           --            --            --             --     11,200,000
Proceeds from bank line of credit......           --            --            --             --      2,200,000
Payment on loans from former
  shareholder..........................           --            --            --             --     (1,065,000)
Payment on bank line of credit.........           --            --            --             --     (1,900,000)
Debt acquisition costs.................                                                               (926,743)
Capital contributions..................        1,000         1,000            --             --      2,000,000
Dividends..............................           --    (1,900,000)   (4,775,000)    (1,275,000)            --
                                         -----------   -----------   -----------    -----------   ------------
Net cash provided by (used in)
  financing activities.................      276,000    (1,109,000)   (4,775,000)    (1,275,000)    11,508,257
                                         -----------   -----------   -----------    -----------   ------------
Net (decrease) increase in cash and
  cash equivalents.....................     (562,441)    1,831,534      (848,672)      (292,336)       573,872
Cash and cash equivalents at beginning
  of period............................      845,498       283,057     2,114,591      2,114,591             --
                                         -----------   -----------   -----------    -----------   ------------
Cash and cash equivalents at end of
  period...............................  $   283,057   $ 2,114,591   $ 1,265,919    $ 1,822,255   $    573,872
                                         ===========   ===========   ===========    ===========   ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION
Cash paid for interest.................  $        --   $    20,750   $    68,300    $    30,300   $    340,330
                                         ===========   ===========   ===========    ===========   ============
Cash paid for income taxes.............  $    31,627   $   109,333   $   460,127    $    29,083   $    435,000
                                         ===========   ===========   ===========    ===========   ============
SUPPLEMENTAL DISCLOSURE OF NON-CASH
  FINANCING ACTIVITY
Issuance of note payable to Former
  Shareholder..........................  $        --   $        --   $        --    $        --   $  2,000,000
                                         ===========   ===========   ===========    ===========   ============

                            See accompanying notes.

                              TELEPHONE WAREHOUSE

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996
                   (INFORMATION PERTAINING TO THE FOUR MONTHS
                  ENDED APRIL 30, 1996 AND 1997 IS UNAUDITED)

1.  BASIS OF PRESENTATION AND NATURE OF OPERATIONS

BASIS OF PRESENTATION

     The accompanying combined financial statements as of December 31, 1996 and for each of the three years then ended are the combined financial statements of Telephone Warehouse (or Predecessor) which was comprised of four entities:
National Cellular, Inc. (NCI), Telephone Warehouse, Inc., Telephone
Warehouse -- San Antonio, Inc. and Telephone Warehouse -- KC, Inc. Each such entity was owned 100% by a sole shareholder (the Former Shareholder). All transactions among the combined companies have been eliminated.

     Effective January 1, 1997, Texas Cellular Partners, L.P. (TCP) acquired all of the capital stock of Telephone Warehouse from the Former Shareholder for approximately $12,896,000 of cash and a subordinated promissory note of $2,000,000. At the time of such acquisition, Telephone Warehouse entered into a two year employment agreement with the Former Shareholder that provided for payment of up to $3,000,000 upon Telephone Warehouse reaching certain financial performance levels in 1997 and 1998. TCP, in connection with the acquisition:
(i) merged Telephone Warehouse -- San Antonio, Inc. and Telephone Warehouse -- KC, Inc. with and into Telephone Warehouse, Inc. (ii) amended the par value, and the number of authorized, issued and outstanding shares of NCI and Telephone Warehouse, Inc., and (iii) contributed $1,000,000 to NCI. and $1,000,000 to Telephone Warehouse, Inc.

     The accompanying combined financial statements as of April 30,1997 and for the four months then ended are the combined financial statements of Telephone Warehouse (or Successor). In connection with the acquisition described above and effective as of January 1, 1997, Telephone Warehouse is comprised of two entities: NCI and Telephone Warehouse, Inc. All transactions between the combined companies have been eliminated.

     The purchase price exceeded the fair value of tangible net assets acquired by approximately $13,458,000 of such amount $2,672,000 was allocated to the estimated fair value of acquired residual income at December 31, 1996 and $10,786,000 was allocated to the costs in excess of identifiable assets (goodwill). A deferred tax liability of $989,000 was provided related to the acquired residual income. The fair value of assets acquired, not including intangibles, was approximately $10,278,000 (including $307,000 of deferred taxes not recorded at Telephone Warehouse due to its Subchapter S status) and the fair value of liabilities assumed, including the deferred tax liability of $989,000 described above, totaled approximately $8,643,000. The purchase price allocation is based on preliminary data.

     In accordance with pushdown basis of accounting in financial statements of subsidiaries, this purchase transaction has been reflected in the combined financial statements of the Company as of January 1, 1997.

     In connection with the acquisition and the repayment of amounts due to the former shareholder, the Company obtained $12.7 million and $2.0 million of bank debt and seller financing, respectively (see Note 5). In connection with the acquisition, the Company incurred $927,000 and $197,000 related to deferred financing costs and acquisition costs, respectively.

NATURE OF OPERATIONS

     Telephone Warehouse (the Company) is an independent specialty retailer and wholesale distributor of cellular and wireless products and services. As of December 31, 1995 and 1996 and April 30, 1997, the Company's retail business operated 19, 20 and 18 stores, respectively, located in Dallas and San Antonio, Texas and Kansas City, Kansas and Missouri. The Company's wholesale business distributes wireless

                              TELEPHONE WAREHOUSE
communications products to numerous retail and wholesale outlets throughout the United States from its warehouse located in Arlington, Texas.

     The Company's stores have historically experienced, and the Company expects its stores to continue to experience, seasonal fluctuations in revenues with a larger percentage of revenues typically being realized in the fourth quarter during the holiday season. In addition, the Company's results during any fiscal period can be significantly affected by the timing of store openings and acquisitions and the integration of new and acquired stores into the Company's operations.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

ACCOUNTS RECEIVABLE

     The Company's retail accounts receivable are due primarily from carriers of wireless communications services. Wholesale accounts receivable are primarily due from distributors and small retailers. Credit is extended to wholesale customers based on the evaluation of the customers financial condition. Collateral is not required and terms are generally between 30 and 60 days. Accounts receivable are net of allowances of approximately $625,000, $572,000 and $472,000 as of December 31, 1995, 1996 and April 30, 1997, of which $139,000, $123,000 and $133,000 relates to the Company's wholesale operations, respectively. The remaining balances are comprised primarily of reserves for early cellular deactivations.

INVENTORIES

     Inventories, consisting of cellular and wireless products and related accessories, are valued at the lower of cost or market, cost being determined by the average cost method.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of their useful life or the remainder of the noncancelable lease period (see Note 3).

OTHER ASSETS

     At April 30, 1997, unamortized deferred financing costs totaling $875,000 are included in other assets and are being amortized on the interest method over the terms of the related debt, which is seven years.

INTANGIBLE ASSETS

     Intangible assets includes cost in excess of identifiable assets acquired (goodwill) and cost allocable to the estimated fair value of acquired residual income.

     The Company reviews the carrying value of intangible assets on an ongoing basis. When factors indicate that an intangible assets may be impaired, the Company uses an estimate of the undiscounted future cash flows over the remaining life of the asset in measuring whether the intangible asset is recoverable. If such an analysis indicates that impairment has in fact occurred, the book value of the intangible asset is written down to its estimated fair value. Goodwill is being amortized over 30 years and acquired residual income is being amortized on an accelerated basis based on the timing of acquired cash flows through the year 2000.

                              TELEPHONE WAREHOUSE

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

     During 1996, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS. SFAS No. 121 which requires impairment losses to be recorded on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The adoption of SFAS No. 121 had no effect on the Company's combined financial statements.

REVENUE RECOGNITION

  Product Sales

     Revenue from retail product sales is recorded upon customer purchase. Revenue from wholesale product sales is recognized upon shipment of goods.

  Activation Commissions

     The Company receives activation commissions from cellular service providers for each new cellular phone subscription sold by the Company. Revenue from such activations is recorded upon customer subscription. New subscription activation commissions are fully refundable if the subscriber cancels service within a certain minimum period of continuous active service (generally 180 days). Customers generally sign a service agreement that requires a customer deposit which is forfeited in case of early cancellation. The allowance for doubtful accounts includes an amount for estimated cancellation losses, net of deposit forfeitures.

  Residual Income

     The Company generally receives monthly residual income from the cellular service providers based on a percentage of actual phone usage by subscribers. Revenue from residual income is generally recorded as the cellular service is provided. Revenue from prepaid pager service ($2,790,402, $3,924,746, $4,859,113, $1,520,339, $1,841,281 for the years ended December 31, 1994, 1995,
1996 and the four months ended April 30, 1996 and 1997, respectively) is deferred and recognized over the period service is provided, usually three to twelve months. Revenue from monthly installment pager service contracts is recorded as received.

ADVERTISING

     The Company expenses advertising costs as incurred. Advertising expense which is included in selling, general and administrative is recorded net of cooperative advertising payments received. Net advertising expense amounted to approximately $846,000, $977,000, $933,000, $162,000 and $209,000 for the years ended December 31, 1994, 1995, 1996 and the four months ended April 30, 1996 and 1997, respectively. These amounts are net of approximately $1,874,000, $1,842,000, $1,364,000, $346,000 and $311,000 of cooperative advertising payments received for the years ended December 31, 1994, 1995, 1996 and the four months ended April 30, 1996 and 1997, respectively.

INCOME TAXES

     NCI, a C corporation for all periods presented, adopted the provisions of Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES (SFAS 109) in its separate financial statements. Under SFAS 109, deferred tax assets and liabilities are recognized based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

                              TELEPHONE WAREHOUSE

     Prior to January 1, 1997, the Former Shareholder elected S Corporation treatment for Telephone Warehouse, Inc., Telephone Warehouse -- San Antonio, Inc. and Telephone Warehouse -- KC, Inc. As a result, the net income for those entities is reflected in the Former Shareholder's personal tax return. Therefore, no provision or credit for federal income tax amounts for those entities has been included in these combined financial statements for the three year period ended December 31, 1996. Concurrent with the acquisition of the Company by TCP on January 1, 1997, such three entities were merged into Telephone Warehouse, Inc. which became a C Corporation. Subsequent to January 1, 1997, Telephone Warehouse, Inc. began accounting for income taxes under SFAS 109.

PRO FORMA STATEMENTS OF INCOME INFORMATION

     Pro forma net income reflects adjustments for income taxes which would have been recorded if Telephone Warehouse, Inc., Telephone Warehouse -- San Antonio, Inc. and Telephone Warehouse -- KC, Inc. had been C-corporations for the three years ended December 31, 1996.

INTERIM FINANCIAL DATA

     In the opinion of the management of the Company, the accompanying unaudited financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position of the Company as of April 30, 1997, the results of operations and cash flows for the four months ended April 30, 1996 and 1997 and the changes in shareholder's equity for the four months ended April 30, 1997.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                             DECEMBER 31,
                                         USEFUL LIVES   -----------------------   APRIL 30,
                                           (YEARS)         1995         1996         1997
                                         ------------   ----------   ----------   ----------
Computer equipment.....................     5           $   47,634   $   78,600   $   90,796
Furniture, vehicles and equipment......   5 - 7            623,690      575,909      554,997
Office equipment.......................     7               18,535       18,535       18,535
Building...............................     30             324,000      324,000      324,000
Leasehold improvements.................   2 - 6            603,981      676,074      685,784
                                                        ----------   ----------   ----------
                                                         1,617,840    1,673,118    1,674,112
Less accumulated depreciation and
  amortization.........................                   (739,997)    (915,934)    (980,097)
                                                        ==========   ==========   ==========
                                                        $  877,843   $  757,184   $  694,015
                                                        ==========   ==========   ==========

                              TELEPHONE WAREHOUSE

4.  INTANGIBLE ASSETS

     Intangible assets consist of the following at April 30, 1997:

Goodwill....................................................  $10,785,888
Acquired residual income....................................    2,671,649
                                                              -----------
                                                               13,457,537
Accumulated amortization....................................     (773,356)
                                                              -----------
                                                              $12,684,181
                                                              ===========

5.  REVOLVING LINE OF CREDIT, LOANS FROM FORMER SHAREHOLDER AND TERM NOTE

     The Company had a $2 million revolving line of credit with a bank for which the maximum borrowings were limited to the sum of (a) 80% of the outstanding eligible accounts receivable and (b) the lesser of (i) 50% of the eligible inventory (as defined in the loan agreement) or (ii) $750,000, less any amounts advanced to the Company. Interest was due and payable quarterly based on the bank's prime rate. The line was secured by accounts receivable, contract rights, inventory and general intangibles of the Company. At December 31, 1995 and 1996, no amounts were outstanding under the line. This revolving line of credit was terminated on January 1, 1997.

     Amounts due to the Former Shareholder at December 31, 1995 and 1996 totaled $1,065,000. The interest rates on amounts due the Former Shareholder varied between 7% and 9.5% with maturities between March 1999 and October 2000. Interest was paid annually and the notes were unsecured. These loans and accrued interest amounting to $1,103,577 were repaid on January 1, 1997 in connection with the acquisition of the Company by TCP (see Note 11).

     In connection with the January 1, 1997 acquisition, the Company entered into a $11.2 million term note (Term Note) with NationsCredit Commercial Corporation (NCCC), a limited partner of TCP. The Term Note requires quarterly principal payments beginning in May 1997 and continuing through February 2004. The Company may also be required to make additional incremental principal payments beginning in January 1998 if the Company's cash flow exceeds certain levels agreed to in the Term Note. Interest is payable monthly at the 30 day commercial paper rate plus 4.5% (10.2% at April 30, 1997). The Term Note is collateralized by substantially all of the assets of the Company.

     Additionally, the Company entered into a $5 million credit facility (Line of Credit) with NCCC. The Line of Credit requires monthly interest payments at an interest rate based on the 30 day commercial paper rate plus 3.75% on all outstanding amounts, and monthly commitment fees of 0.25% on any unused amounts. The Line of Credit expires on January 1, 2004 with any borrowings outstanding payable on that date. The Line of Credit is collateralized by substantially all of the assets of the Company. The Company borrowed $1,500,000 in conjunction with the January 1, 1997 acquisition of the Company by TCP. As of April 30, 1997, $300,000 is outstanding under the Line of Credit and based upon the borrowing base, as defined, the available borrowings are $2,456,000.

     The Term Note and Line of Credit agreement contain certain restrictive covenants that, among other things, restrict the payment of dividends, restrict additional indebtedness and obligations, limits capital expenditures, and require maintenance of certain financial ratios.

     The Company incurred deferred financing costs totaling approximately $927,000 (see Note 6) in association with obtaining the Term Note and Line of Credit.

     A $2 million subordinated term note due to the Former Shareholder (Seller
Note) was issued to the Former Shareholder in connection with the January 1, 1997 acquisition of the Company by TCP. Interest is

                              TELEPHONE WAREHOUSE
payable quarterly at an interest rate of 8%. The Seller Note is due on March 15, 2002. The Seller Note is subordinated to borrowings under the Term Note and the Line of Credit (see Note 11).

     Maturities of the outstanding borrowings at April 30, 1997, are as follows:

Twelve months ending April 30:
  1998......................................................  $   500,000
  1999......................................................    1,000,000
  2000......................................................    1,500,000
  2001......................................................    2,200,000
  2002......................................................    2,500,000
  Thereafter................................................    5,800,000
                                                              -----------
          Total.............................................  $13,500,000
                                                              ===========

6.  RELATED PARTY TRANSACTIONS

     The Former Shareholder (an officer of the Company) received compensation of $3,256,000, $2,169,000, $1,640,000, and $553,000 for the years ended December
31, 1994, 1995, 1996 and the four months ended April 30, 1996, respectively. Dividends paid to the Former Shareholder were $1,900,000, $4,775,000 and $1,275,000 for the years ended December 31, 1995, 1996 and the four months ended April 30, 1996, respectively. No compensation or dividends were paid to the Former Shareholder during the four months ended April 30, 1997. Accrued expenses at April 30, 1997 includes $320,000 related to estimated amounts due under the employment agreement. No dividends were paid to the Former Shareholder for the year ended December 31, 1994.

     On January 1, 1997, the Company entered into a management agreement with HIG Capital Management, Inc., an affiliate of the general partner of TCP, requiring a $20,800 monthly payment in exchange for consulting services to be rendered. Included in selling, general and administrative expenses is $83,200 in fees paid in connection with this agreement for the period ended April 30, 1997. HIG Capital Management Inc. was paid $500,000 for acquisition and financing services rendered in connection with the acquisition of the Company by TCP and the attainment of the Term Note and Line of Credit described in Note 5.

     The Company has entered into various debt agreements with NCCC (see Note
5). Total debt outstanding at April 30, 1997 to NCCC was $11,500,000. Interest payments to NCCC for the period ended April 30, 1997 amounted to approximately $392,000 and $4,000 of unused line of credit fee. Deferred financing costs include $243,000 paid to NCCC for services rendered in connection with the attainment of the Term Note and Line of Credit described in Note 5.

     The Company issued the Seller Note (see Note 5) to the Former Shareholder (an officer of the Company). Interest payments for the period ended April 30, 1997 amounted to approximately $53,000 (see Note 11).

7.  COMMITMENTS AND CONTINGENCIES

     The Company leases retail, offices and warehouse space and certain equipment under operating leases which expire at various dates through 2000 with options to renew certain of such leases for additional periods. Certain of the Company's leases include rent escalation provisions over the life of the lease.

                              TELEPHONE WAREHOUSE

     Future minimum payments under operating leases at December 31, 1996 are approximately as follows:

1997........................................................  $  645,421
1998........................................................     384,588
1999........................................................     160,516
2000........................................................      22,960
                                                              ----------
          Total.............................................  $1,213,485
                                                              ==========

     Total rent expense for the years ended December 31, 1994, 1995, 1996 and the four months ended April 30, 1996 and 1997 was approximately $536,000, $796,000, $964,000, $314,000 and $323,000, respectively.

     The Company is the defendant in certain legal proceedings that have arisen in the ordinary course of business. In the opinion of management, the ultimate resolution of such pending legal proceedings will not have a material adverse effect on the Company's results of operations or financial position.

8.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and cash equivalents, accounts receivable, trade accounts payable and accrued expenses approximate fair value because of their short duration to maturity. The carrying amounts of the bank line of credit and term note approximate fair value because the interest rate is tied to a quoted variable index.

9.  INCOME TAXES

HISTORICAL

     The historical income tax information for the period prior to January 1, 1997 reflects disclosures for NCI only.

     The components of the provision for income taxes are as follows:

                                                                    FOUR MONTHS ENDED
                                   YEARS ENDED DECEMBER 31,             APRIL 30,
                               --------------------------------   ---------------------
                                 1994        1995        1996       1996        1997
                               --------    --------    --------   --------    ---------
Current......................  $ 56,000    $170,000    $679,000   $277,000    $ 270,000
Deferred.....................   (23,000)      5,000      (1,000)   (54,000)    (209,000)
                               --------    --------    --------   --------    ---------
          Total..............  $ 33,000    $175,000    $678,000   $223,000    $  61,000
                               ========    ========    ========   ========    =========

     The difference between the federal statutory income tax rate and the effective income tax rate are summarized below:

                                                                     FOUR MONTHS ENDED
                                   YEARS ENDED DECEMBER 31,              APRIL 30,
                              -----------------------------------   --------------------
                                1994        1995          1996        1996        1997
                              --------    ---------    ----------   ---------    -------
Tax at federal statutory
  rate......................  $(18,000)   $ 639,000    $1,374,000   $ 451,000    $19,000
State income taxes, net of
  federal benefit...........    11,000       73,000        89,000      40,000      1,000
Amortization of goodwill....        --           --            --          --     41,000
Income earned in non-tax
  paying entities...........    40,000     (537,000)     (785,000)   (268,000)        --
                              --------    ---------    ----------   ---------    -------
          Total.............  $ 33,000    $ 175,000    $  678,000   $ 223,000    $61,000
                              ========    =========    ==========   =========    =======

                              TELEPHONE WAREHOUSE

     Significant components of the Company's net deferred income taxes are as follows:

                                                          DECEMBER 31,
                                                      --------------------   APRIL 30,
                                                        1995        1996       1997
                                                      --------    --------   ---------
Deferred tax assets:
  Depreciation......................................  $     --    $     --   $  24,000
  Allowance for doubtful accounts...................    49,000      53,000     161,000
  Inventory.........................................    50,000      56,000      90,000
  Deferred revenue..................................        --          --      17,000
  Deferred rent.....................................        --          --      12,000
  Other.............................................    19,000      10,000      87,000
                                                      --------    --------   ---------
          Total deferred tax asset..................   118,000     119,000     391,000
Deferred tax liabilities:
  Depreciation......................................    (2,000)     (2,000)         --
  Amortization of residual income...................        --          --    (747,000)
                                                      --------    --------   ---------
          Total deferred tax liabilities............    (2,000)     (2,000)   (747,000)
                                                      --------    --------   ---------
Net deferred tax asset (liability)..................  $116,000    $117,000   $(356,000)
                                                      ========    ========   =========

PRO FORMA

     The pro forma provision for income taxes for the three years ended December 31, 1996 reflects income tax expense as if Telephone Warehouse, Inc., Telephone Warehouse -- San Antonio, Inc. and Telephone Warehouse -- KC, Inc. had been taxed as C corporations.

     The components of the pro forma provision for income taxes is as follows:

                                               YEARS ENDED DECEMBER 31,         FOUR MONTHS
                                          ----------------------------------       ENDED
                                            1994        1995         1996      APRIL 30, 1996
                                          ---------   ---------   ----------   --------------
Current.................................  $ 129,000   $ 816,000   $1,393,000      $526,000
Deferred................................   (136,000)   (104,000)      70,000       (35,000)
                                          ---------   ---------   ----------      --------
          Total.........................  $  (7,000)  $ 712,000   $1,463,000      $491,000
                                          =========   =========   ==========      ========

     The differences between the federal statutory income tax rate and the pro forma effective income tax rate are summarized below:

                                               YEARS ENDED DECEMBER 31,         FOUR MONTHS
                                          ----------------------------------       ENDED
                                            1994        1995         1996      APRIL 30, 1996
                                          ---------   ---------   ----------   --------------
Tax at federal statutory rate...........  $ (18,000)  $ 639,000   $1,374,000      $451,000
State income taxes, net of federal
  benefit...............................     11,000      73,000       89,000        40,000
                                          ---------   ---------   ----------      --------
          Total.........................  $  (7,000)  $ 712,000   $1,463,000      $491,000
                                          =========   =========   ==========      ========

10.  SIGNIFICANT CUSTOMERS

     During the year ended December 31, 1994, 1995, 1996 and the four months ended April 30, 1996 and 1997, the Company recognized activation income and residual income from two cellular service providers of approximately $12,304,000, $12,574,000, $10,797,000, $3,056,000 and $2,996,000, respectively.
At December 31, 1995, 1996 and April 30, 1997, accounts receivable included approximately $2,627,000, $1,627,000 and $838,000, respectively, due from these two cellular service providers.

                              TELEPHONE WAREHOUSE

11.  SUBSEQUENT EVENTS

     On June 27, 1997 (effective June 30, 1997), TCP sold 100% of the outstanding shares of NCI and Telephone Warehouse, Inc. to Let's Talk Cellular & Wireless, Inc. (LTC), an entity partially owned by an affiliate of the general partners of TCP.

     On June 27, 1997, in connection with the sale of the Company, TCP and the Former Shareholder negotiated certain amendments to the terms of the Seller Note and the Former Shareholder's employment agreement to provide for the following:
(i) for the six month period beginning on July 1, 1997, a salary of $50,000,
(ii) for the 12 month period beginning on January 1, 1998, a salary of $100,000 and (iii) a bonus of $950,000 payable on or before December 31, 1997, provided that certain financial performance levels are met for the twelve months ended December 31, 1997. Accrued expenses at April 30, 1997 includes $320,000 related to estimated amounts due under the employment agreement. The Seller Note of $2.0 million was renegotiated to provide for additional payments to be made in March 1999 for up to $1.585 million contingent upon the results of the Company for the year ended December 31, 1998, whether or not the Former Shareholder remains employed by the Company.

     Based on the terms of the amended employment agreement and the $2 million Seller Note, any bonus paid to the Former Shareholder during the year ended December 31, 1997 will be treated as compensation, any amounts paid in 1998 (in excess of the original $2 million Seller Note), will be accounted for as additional purchase price related to the acquisition by TCP.

======================================================

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................    10
Use of Proceeds.......................    15
Dividend Policy.......................    15
Capitalization........................    16
Dilution..............................    17
Unaudited Pro Forma Financial Data....    18
Selected Consolidated Financial
  Data................................    22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    24
Business..............................    33
Management............................    45
Certain Transactions..................    51
Principal and Selling Shareholders....    53
Description of Capital Stock..........    54
Shares Eligible for Future Sale.......    56
Underwriting..........................    58
Legal Matters.........................    60
Experts...............................    60
Additional Information................    60
Index to Financial Statements.........   F-1

                             ---------------------

  UNTIL             , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
======================================================
======================================================


                                2,337,245 SHARES


                           LET'S TALK CELLULAR [LOGO]

                                  COMMON STOCK

                             ---------------------
                                   PROSPECTUS
                             ---------------------

                              MERRILL LYNCH & CO.

                              SALOMON BROTHERS INC

                                            , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The Registrant estimates that expenses payable by the Registrant in connection with the offering described in this registration statement (other than underwriting discounts and commissions) will be as follows:

Securities and Exchange Commission registration fee.........  $   16,728
NASD filing fee.............................................       6,020
Nasdaq National Market listing fee..........................      38,000
Printing and engraving expenses.............................     153,000
Accounting fees and expenses................................     600,000
Legal fees and expenses.....................................     325,000
Registrar and Transfer Agent's fees and expenses............      10,000
Miscellaneous...............................................      51,252
                                                              ----------
          Total.............................................  $1,200,000
                                                              ==========

     All amounts except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq listing fee are estimated.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant has authority under the Florida Business Corporation Act to indemnify its directors and officers to the extent provided in such statute. The Registrant's Articles of Incorporation provide that the Registrant shall indemnify its executive officers and directors to the fullest extent permitted by law either now or hereafter. The Registrant is also entering into an agreement with each of its directors and certain of its officers wherein it is agreeing to indemnify each of them to the fullest extent permitted by law. In general, Florida law permits a Florida corporation to indemnify its directors, officers, employees and agents, and persons serving at the corporation's request in such capacities for another enterprise against liabilities arising from conduct that such persons reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

     The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) deriving an improper personal benefit from a transaction, (c) voting for or assenting to an unlawful distribution, and (d) willful misconduct or a conscious disregard for the best interests of the Registrant in a proceeding by or in the right of the Registrant to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the Federal securities laws or state or Federal environmental laws.

     At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought from the Registrant, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification from the Registrant by any officer or director. Upon the closing of the offering the Registrant will have directors and officers insurance in place, which will insure claims up to $5 million per occurrence.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     In October 1994, the Registrant issued to Allan Sorensen, an aggregate of 213,785 shares of Common Stock. The aggregate consideration paid for such securities was $250,000. Such securities were issued pursuant to the exemption set forth in Section 4(2) of the Securities Act.

     In June 1996, the Registrant issued to its current shareholders for no additional consideration 2,137,850 shares of Common Stock in connection with a 2137.85-for-one stock split. Such shares were issued pursuant to the exemption set forth in Section 3(a)(9) of the Securities Act.

     In June 1996, the Registrant issued to Fund V an aggregate of 100,000 shares of Series A Preferred Stock. The aggregate consideration paid for such securities was $3.3 million. See "Certain Transactions -- Series A Preferred Stock." Such securities were issued pursuant to the exemption set forth in
Section 4(2) of the Securities Act.

     In June 1997, the Registrant issued to Fund V, the current holder of Series A Preferred Stock, for no additional cash consideration, an aggregate of 2,137,850 shares of Common Stock in connection with the conversion of the Series A Preferred Stock. See "Certain Transactions -- Series A Preferred Stock." Such shares were issued pursuant to the exemption set forth in Section 3(a)(9) of the Securities Act.

     In June 1997, the Registrant issued to TCP an aggregate of 1,817,468 shares of Common Stock in exchange for all of the outstanding capital stock of Telephone Warehouse, Inc. and National Cellular, Incorporated and the assumption of all of the indebtedness of TCP, in connection with the Telephone Warehouse Acquisition. The Registrant valued Telephone Warehouse at $2.8 million at the time of the acquisition. See "Certain Transactions -- Telephone Warehouse Acquisition." Such shares were issued pursuant to the exemption set forth in
Section 4(2) of the Securities Act.

     In June 1997, the Registrant issued to NationsCredit warrants to purchase an aggregate of 106,596 shares of Common Stock in connection with the financing of the Telephone Warehouse Acquisition. See "Certain Transactions -- Telephone Warehouse Acquisition." Such warrants were issued in consideration for providing the acquisition financing for the Telephone Warehouse Acquisition and were pursuant to the exemption set forth in Section 4(2) of the Securities Act.

     In October 1997, the Registrant issued to its current shareholders for no additional consideration 6,199,762 shares of Common Stock in connection with a 3.289-for-one stock split. Such shares were issued pursuant to the exemption set forth in Section 3(a)(9) of the Securities Act.

     Immediately prior to this offering, the Company will issue to NationsCredit an aggregate of 106,596 shares of Common Stock upon exercise of outstanding warrants. See "Certain Transactions -- Telephone Warehouse Acquisition." Such shares will be issued pursuant to the exemption set forth in Section 4(2) of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 1.1      --   Proposed form of Underwriting Agreement.**
 3.1      --   Registrant's form of Amended and Restated Articles of
               Incorporation.**
 3.2      --   Registrant's form of Amended and Restated Bylaws.**
 4.1      --   Registrant's form of Common Stock Certificate.**
 5.1      --   Opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel,
               P.A. as to the validity of the Common Stock being
               registered.**
10.1      --   Registrant's 1997 Executive Incentive Compensation Plan.**

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
10.2      --   Form of Indemnification Agreement between the Registrant and each of its directors and certain executive officers.**
10.3      --   Shareholders Agreement, dated as of June 27, 1997, by and
               among the Registrant, Nicolas Molina, Brett Beveridge, Allan
               Sorensen, HIG Fund V, Inc. and Texas Cellular Partners,
               L.P.**
10.4      --   Registration Rights Agreement, dated as of June 27, 1997, by and among the Registrant, Nicolas Molina, Brett Beveridge
               and Allan Sorensen.**
10.5      --   Amended and Restated Renewal Promissory Note of the
               Registrant to Nicolas Molina in the principal amount of
               $129,050, accruing interest at the rate of 8.0% per annum
               and due and payable upon the consummation of this
               offering.**
10.6      --   Amended and Restated Renewal Promissory Note of the
               Registrant to Brett Beveridge in the principal amount of
               $129,050, accruing interest at the rate of 8.0% per annum
               and due and payable upon the consummation of this
               offering.**
10.7      --   The Registrant's Stock Option Agreement for Nicolas Molina,
               dated as of June 27, 1997, by and between the Registrant and
               Nicolas Molina.**
10.8      --   The Registrant's Stock Option Agreement for Brett Beveridge,
               dated as of June 27, 1997, by and between the Registrant and
               Brett Beveridge.**
10.9      --   Amended and Restated Employment Agreement, dated as of June
               27, 1997, by and between the Registrant and Nicolas
               Molina.**
10.10     --   Amended and Restated Employment Agreement, dated as of June
               27, 1997, by and between the Registrant and Brett
               Beveridge.**
10.11     --   Employment Agreement, dated as of May 22, 1995, by and
               between the Registrant and Anne Gozlan, as amended to
               date.**
10.12     --   Amended and Restated Employment Agreement, dated as of June
               27, 1997, by and between the Registrant and Ronald
               Koonsman.**
10.13     --   Intercompany Note of the Registrant to Texas Cellular
               Partners, L.P. in the principal amount of up to $3,585,000, accruing interest at the rate of 8.0% per annum and maturing on the second anniversary of this offering.**
10.14     --   Warrantholders Rights Agreement, dated as of June 27, 1997, among the Registrant, HIG Fund V, Inc. and NationsCredit
               Commercial Corporation and the related Warrant to purchase
               32,410 shares of Common Stock of the Registrant.**
10.15     --   Credit Agreement, dated as of December 31, 1996 and amended as of June 27, 1997, by and among the Registrant,
               NationsCredit Commercial Corporation, the Lenders referred to therein, Texas Cellular Partners, L.P., Telephone
               Warehouse, Inc. and National Cellular, Incorporated.**
10.16     --   Amended and Restated Consulting Agreement, dated as of
               October 8, 1997, among the Registrant, Telephone Warehouse,
               Inc. and HIG Capital Management, Inc.**
10.17     --   Series A Preferred Stock Purchase Agreement, dated as of
               July 25, 1996, by and among the Registrant, HIG Fund V,
               Inc., Nicolas Molina and Brett Beveridge, as amended by (i)
               that Conversion Agreement, dated as of June 27, 1997, by and among the Registrant, HIG Fund V, Inc. and Texas Cellular
               Partners, L.P. and (ii) that Side Letter, dated April 11,
               1997, from HIG Capital Management, Inc. to Nicolas Molina
               and Brett Beveridge relating to indebtedness and capital
               expenditure limits.**
10.18     --   Stock Purchase Agreement, dated as of October 5, 1994, by
               and between the Registrant and Allan Sorensen, as amended.**
10.19     --   Amended and Restated Agreement and Plan of Merger, dated as of June 27, 1997, by and among the Registrant, Merger Sub 1,
               Inc., Merger Sub 2, Inc., Telephone Warehouse, Inc.,
               National Cellular, Incorporated and Texas Cellular Partners,
               L.P.**

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
10.20+    --   Asset Purchase Agreement, dated as of August 31, 1996, by
               and among the Registrant, North Point Cellular, Inc.,
               Michael Weinstock and Marc Greene.**
10.21+    --   Dealer Agreement, dated December 20, 1996, by and between
               Telephone Warehouse, Inc. and Metroplex Telephone Company
               d/b/a AT&T Wireless Services.**
10.22+    --   Dealer Agreement, dated December 20, 1996, by and between
               Telephone Warehouse -- San Antonio, Inc. and AT&T Wireless
               Services of San Antonio, Inc. d/b/a AT&T Wireless
               Services.**
10.23     --   Stock Purchase Agreement, dated as of October 28, 1997, by and among the Registrant, Barry A. Warren, Mark Quinlan and
               Louis Dutson.**
10.24     --   Asset Purchase Agreement, dated as of October 31, 1997, by and among the Registrant, Cellular Unlimited Corp. and Craig
               J. Jerabeck.**
11.1      --   Statement regarding computation of per share earnings.**
16.1      --   Deloitte & Touche LLP letter.**
21.1      --   Subsidiaries of the Registrant.**
23.1      --   Consent of Greenberg Traurig Hoffman Lipoff Rosen & Quentel,
               P.A. (included in its opinion to be filed as Exhibit 5.1).**
23.2      --   Consent of Ernst & Young LLP.***
23.3      --   Consent of Ernst & Young LLP.***
23.4      --   Consent of Deloitte & Touche LLP.***
24.1      --   Reference is made to the signature pages of this
               Registration Statement for the Power of Attorney contained therein.
27.1      --   Financial Data Schedule.**


---------------

 ** Previously filed.
*** Filed herewith.
  + Certain provisions of this exhibit are subject to a request for confidential treatment filed with the Securities and Exchange Commission.

     (b) Financial Statement Schedules:

        Schedule II -- Valuation and Qualifying Accounts.............S-1

     All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions or are not applicable, and therefore have been omitted.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registration of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

          (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on November 24, 1997.


                                          LET'S TALK CELLULAR & WIRELESS, INC.

                                          By:      /s/ NICOLAS MOLINA
                                            ------------------------------------
                                                      Nicolas Molina,
                                                  Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                   TITLE                   DATE
                      ---------                                   -----                   ----

                 /s/ NICOLAS MOLINA                    Chief Executive Officer      November 24, 1997
-----------------------------------------------------    and Director (principal
                   Nicolas Molina                        executive officer)

                    ANNE GOZLAN*                       Chief Financial Officer      November 24, 1997
-----------------------------------------------------    (principal accounting
                     Anne Gozlan                         officer)

                  BRETT BEVERIDGE*                     President and Chairman of    November 24, 1997
-----------------------------------------------------    the Board
                   Brett Beveridge

                   ANTHONY TAMER*                      Director                     November 24, 1997
-----------------------------------------------------
                    Anthony Tamer

                   DOUGLAS BERMAN*                     Director                     November 24, 1997
-----------------------------------------------------
                   Douglas Berman

                   SAMI MNAYMNEH*                      Director                     November 24, 1997
-----------------------------------------------------
                    Sami Mnaymneh

                    JOHN BOLDUC*                       Director                     November 24, 1997
-----------------------------------------------------
                     John Bolduc

                   ALLAN SORENSEN*                     Director                     November 24, 1997
-----------------------------------------------------
                   Allan Sorensen

               *By: /s/ NICOLAS MOLINA
   -----------------------------------------------
                   Nicolas Molina
                  Attorney-in-Fact

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Let's Talk Cellular & Wireless, Inc.

     We have audited the financial statements of Let's Talk Cellular & Wireless, Inc. as of July 31, 1996 and 1997, and for the two years then ended, and have issued our report thereon dated September 19, 1997, except for the third paragraph of Note 18, as to which the date is October 20, 1997 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                            /s/  ERNST & YOUNG LLP

Miami, Florida
September 19, 1997, except for the third paragraph of Note 18, as to which the date is October 20, 1997

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                      LET'S TALK CELLULAR & WIRELESS, INC.
                                 JULY 31, 1997

                                              BALANCE AT   CHARGED TO   CHARGED TO                 BALANCE AT
                                              BEGINNING    COSTS AND       OTHER                     END OF
DESCRIPTION                                    OF YEAR      EXPENSES    ACCOUNTS(1)   DEDUCTIONS      YEAR
-----------                                   ----------   ----------   -----------   ----------   ----------
YEAR ENDED JULY 31, 1996
Deducted from asset accounts:
  Allowances................................   $    --      $ 65,638      $     --          --      $ 65,638
                                               =======      ========      ========     =======      ========
YEAR ENDED JULY 31, 1997
Deducted from asset accounts:
  Allowances................................   $65,638      $151,041      $525,125     $55,000      $686,804
  Inventory.................................        --        20,000       188,594          --       208,594
                                               -------      --------      --------     -------      --------
                                               $65,638      $171,041      $713,719     $55,000      $895,398
                                               =======      ========      ========     =======      ========

---------------

(1) Acquired in connection with the Telephone Warehouse acquisition.

Note: At July 31, 1995 and for the year then ended, there were no allowance deductions from asset accounts.

                                 EXHIBIT INDEX

EXHIBIT                                DESCRIPTION
-------                                -----------
 1.1      --   Proposed form of Underwriting Agreement.**
 3.1      --   Registrant's form of Amended and Restated Articles of
               Incorporation.**
 3.2      --   Registrant's form of Amended and Restated Bylaws.**
 4.1      --   Registrant's form of Common Stock Certificate.**
 5.1      --   Opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel,
               P.A. as to the validity of the Common Stock being
               registered.**
10.1      --   Registrant's 1997 Executive Incentive Compensation Plan.**
10.2      --   Form of Indemnification Agreement between the Registrant and each of its directors and certain executive officers.**
10.3      --   Shareholders Agreement, dated as of June 27, 1997, by and
               among the Registrant, Nicolas Molina, Brett Beveridge, Allan
               Sorensen, HIG Fund V, Inc. and Texas Cellular Partners,
               L.P.**
10.4      --   Registration Rights Agreement, dated as of June 27, 1997, by and among the Registrant, Nicolas Molina, Brett Beveridge
               and Allan Sorensen.**
10.5      --   Amended and Restated Renewal Promissory Note of the
               Registrant to Nicolas Molina in the principal amount of
               $129,050, accruing interest at the rate of 8.0% per annum
               and due and payable upon the consummation of this
               offering.**
10.6      --   Amended and Restated Renewal Promissory Note of the
               Registrant to Brett Beveridge in the principal amount of
               $129,050, accruing interest at the rate of 8.0% per annum
               and due and payable upon the consummation of this
               offering.**
10.7      --   The Registrant's Stock Option Agreement for Nicolas Molina,
               dated as of June 27, 1997, by and between the Registrant and
               Nicolas Molina.**
10.8      --   The Registrant's Stock Option Agreement for Brett Beveridge,
               dated as of June 27, 1997, by and between the Registrant and
               Brett Beveridge.**
10.9      --   Amended and Restated Employment Agreement, dated as of June
               27, 1997, by and between the Registrant and Nicolas
               Molina.**
10.10     --   Amended and Restated Employment Agreement, dated as of June
               27, 1997, by and between the Registrant and Brett
               Beveridge.**
10.11     --   Employment Agreement, dated as of May 22, 1995, by and
               between the Registrant and Anne Gozlan, as amended to
               date.**
10.12     --   Amended and Restated Employment Agreement, dated as of June
               27, 1997, by and between the Registrant and Ronald
               Koonsman.**
10.13     --   Intercompany Note of the Registrant to Texas Cellular
               Partners, L.P. in the principal amount of up to $3,585,000, accruing interest at the rate of 8.0% per annum and maturing on the second anniversary of this offering.**
10.14     --   Warrantholders Rights Agreement, dated as of June 27, 1997, among the Registrant, HIG Fund V, Inc. and NationsCredit
               Commercial Corporation and the related Warrant to purchase
               32,410 shares of Common Stock of the Registrant.**
10.15     --   Credit Agreement, dated as of December 31, 1996 and amended as of June 27, 1997, by and among the Registrant,
               NationsCredit Commercial Corporation, the Lenders referred to therein, Texas Cellular Partners, L.P., Telephone
               Warehouse, Inc. and National Cellular, Incorporated.**
10.16     --   Amended and Restated Consulting Agreement, dated as of
               October 8, 1997, among the Registrant, Telephone Warehouse,
               Inc. and HIG Capital Management, Inc.**
10.17     --   Series A Preferred Stock Purchase Agreement, dated as of
               July 25, 1996, by and among the Registrant, HIG Fund V,
               Inc., Nicolas Molina and Brett Beveridge, as amended by (i)
               that Conversion Agreement, dated as of June 27, 1997, by and among the Registrant, HIG Fund V, Inc. and Texas Cellular
               Partners, L.P. and (ii) that Side Letter, dated April 11,
               1997, from HIG Capital Management, Inc. to Nicolas Molina
               and Brett Beveridge relating to indebtedness and capital
               expenditure limits.**
10.18     --   Stock Purchase Agreement, dated as of October 5, 1994, by
               and between the Registrant and Allan Sorensen, as amended.**

EXHIBIT                                DESCRIPTION
-------                                -----------
10.19     --   Amended and Restated Agreement and Plan of Merger, dated as of June 27, 1997, by and among the Registrant, Merger Sub 1,
               Inc., Merger Sub 2, Inc., Telephone Warehouse, Inc.,
               National Cellular, Incorporated and Texas Cellular Partners,
               L.P.**
10.20+    --   Asset Purchase Agreement, dated as of August 31, 1996, by
               and among the Registrant, North Point Cellular, Inc.,
               Michael Weinstock and Marc Greene.**
10.21+    --   Dealer Agreement, dated December 20, 1996, by and between
               Telephone Warehouse, Inc. and Metroplex Telephone Company
               d/b/a AT&T Wireless Services.**
10.22+    --   Dealer Agreement, dated December 20, 1996, by and between
               Telephone Warehouse -- San Antonio, Inc. and AT&T Wireless
               Services of San Antonio, Inc. d/b/a AT&T Wireless
               Services.**
10.23     --   Stock Purchase Agreement, dated as of October 28, 1997, by and among the Registrant, Barry A. Warren, Mark Quinlan and
               Louise Dutson.**
10.24     --   Asset Purchase Agreement, dated as of October 31, 1997, by and among the Registrant, Cellular Unlimited Corp. and Craig
               J. Jerabeck.**
11.1      --   Statement regarding computation of per share earnings.**
16.1      --   Deloitte & Touche LLP letter.**
21.1      --   Subsidiaries of the Registrant.**
23.1      --   Consent of Greenberg Traurig Hoffman Lipoff Rosen & Quentel,
               P.A. (included in its opinion to be filed as Exhibit 5.1).**
23.2      --   Consent of Ernst & Young LLP.***
23.3      --   Consent of Ernst & Young LLP.***
23.4      --   Consent of Deloitte & Touche LLP.***
24.1      --   Reference is made to the signature pages of this
               Registration Statement for the Power of Attorney contained therein.
27.1      --   Financial Data Schedule.**


---------------

 ** Previously filed.
*** Filed herewith.
  + Certain provisions of this exhibit are subject to a request for confidential treatment filed with the Securities and Exchange Commission.